
08045056

# B&G FOODS, INC.

## ANNUAL REPORT 2007



DIVERSITY

STABILITY

GROWTH OPPORTUNITIES

# FINANCIAL HIGHLIGHTS

| FISCAL YEAR | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| (Dollars in thousands) | | | | | |
| Net Sales | $ 471,336 | $ 411,306 | $ 379,262 | $ 372,754 | $ 328,356 |
| Net Income | $ 17,825 | $ 11,573 | $ 8,005 | $ 3,295 | $ 15,168 |
| EBITDA* | $ 94,451 | $ 69,000 | $ 61,919 | $ 60,292 | $ 61,906 |

NET SALES



$ 328,356
$ 372,754
$ 379,262
$ 411,306
$ 471,336
03
04
05
06
07


NET INCOME



$ 15,168
$ 3,295
$ 8,005
$ 11,573
$ 17,825
03
04
05
06
07


EBITDA



$ 61,906
$ 60,292
$ 61,919
$ 69,000
$ 94,451
03
04
05
06
07


* EBITDA is a "non-GAAP (Generally Accepted Accounting Principles) financial measure." Please see the discussion within the footnotes to Item 6, "Selected Financial Data" in the following Annual Report on Form 10-K for a more detailed discussion of EBITDA and a reconciliation of EBITDA with the most directly comparable GAAP measure for fiscal 2007, 2006, 2005, 2004 and 2003, along with the components of EBITDA.

# B&G FOODS' RECENT HISTORY

**DECEMBER 1996**
Acquisition of
Bloch & Guggenheimer
from Specialty Foods


B&G

**JUNE 1997**
Acquisition of Selected
Nabisco Brands


BRER RABBIT


VERMONT
MAID
SYRUP

Regina Wright's

**AUGUST 1997**
Acquisition of Trappey's from
McIlhenny Company


TRAPPEY'S
FINE FOODS

**JULY 1998**
Acquisition of
Maple Grove Farms
of Vermont


Maple Grove Farms
of Vermont

**FEBRUARY 1999**
Acquisition of
Polaner from IHF

Polaner

**MARCH 1999**
Acquisition of Heritage
Brands from Pillsbury


JOAN
of ARC


B&M


Las Palmas

Accent Sa-són Accent


UNDERWOOD

**JUNE 2000**
Initiation of License
Agreement with
Emeril Lagasse

Emeril's

**AUGUST 2003**
Acquisition of Ortega
from Nestle'


ORTEGA

**OCTOBER 2004**
Initial Public Offering
of EISs


B&G
B&G Foods, Inc.
Quality Foods Since 1889

BGF
LISTED
NYSE.

**JANUARY 2006**
Acquisition of Grandma's
from Cadbury Schweppes


GRANDMA'S

**FEBRUARY 2007**
Acquisition of
Cream of Wheat
from Kraft

CREAM OF WHEAT

**MAY 2007**
Initial Public Offering
of separately traded
Class A Common Stock


B&G
B&G Foods, Inc.
Quality Foods Since 1889

BGS
LISTED
NYSE

* The EISs began trading on the AMEX in October 2004. The EIS listing transferred to the NYSE in June 2007.

WE PURSUE A STRATEGY OF CONSISTENT GROWTH AND RELIABLE EARNINGS. THE DIVERSITY OF OUR BRAND PORTFOLIO AND BREADTH OF OUR CUSTOMER BASE PROVIDE STABILITY TO OUR BUSINESS AND BROAD GROWTH OPPORTUNITIES. OUR LOYAL, EXPERIENCED EMPLOYEES HAVE ALLOWED US TO EXECUTE THIS STRATEGY SUCCESSFULLY IN A DYNAMIC, EVER-CHANGING ENVIRONMENT.


B&G


B&G

**B&G Foods, Inc.**

*Quality Foods Since 1889*



TO OUR STOCKHOLDERS,

## Financial Performance

Fiscal 2007 was another year of very solid accomplishments for B&G Foods. Our net sales for the year totaled $471.3 million, yet another record for our company. This was an increase of almost 15% as compared to fiscal 2006, and continued our track record of superior growth in net sales over the past ten years. EBITDA[1] increased by nearly 37% for the year to $94.5 million, again a record for our company. We successfully integrated a major acquisition — the *Cream of Wheat* business — achieving every performance goal that we set when we bought the brand from Kraft Foods. All of this was accomplished in the most challenging cost environment that we had seen in the past twenty years. Our gross profit of $148.0 million was also a record for the company, but the base business saw a slight decline in gross profit (as a percent of sales) due to cost increases and sales mix. We implemented over $9.0 million in price increases in fiscal 2007 to help offset the cost increases and maintain our margins. These price increases, in addition to cost reduction efforts throughout the company, kept our base business producing steady, reliable earnings. Net income for the business rose 54% to $17.8 million. Our consolidated balance sheet was healthy as well; cash and cash equivalents at year-end increased $7.0 million as compared to year-end fiscal 2006.

## Investment Highlights

Our company continued its track record of reliable dividend payments throughout fiscal 2007, making four quarterly dividend payments for the year at the same level as we have paid since October 2004. For the year, these payments totaled 84.8 cents per share of Class A common stock, and the October 30th payment was the twelfth consecutive quarterly dividend payment since our initial public offering of EISs[2] in October 2004. Our Board of Directors also declared a thirteenth consecutive quarterly dividend, which was paid on January 30, 2008. Since October 2004, our company has distributed over $65 million in dividends to the holders of our Class A common stock (including those who hold shares of our Class A common stock as part of EISs[3]). Our cash position has remained strong and, as mentioned above, we ended fiscal 2007 with $7.0 million more cash and cash equivalents than at the end of fiscal 2006. In fiscal 2008, our Board of Directors has already declared a 14th consecutive quarterly dividend, to be paid on April 30, 2008.

---

[1] EBITDA is a "non-GAAP (Generally Accepted Accounting Principles) financial measure." Please see the discussion in the footnotes to Item 6, "Selected Financial Data" in the following Annual Report on Form 10-K for a more detailed discussion of EBITDA and a reconciliation of EBITDA with the most directly comparable GAAP measure along with the components of EBITDA.

[2] Each EIS represents one share of our Class A common stock and $7.15 principal amount of our 12% senior subordinated notes due 2016.

[3] In fiscal 2007, EIS holders received a total distribution of $1.706 per EIS ($0.848 per EIS as a dividend payment for the share of Class A common stock included as part of the EIS and $0.858 per EIS as an interest payment on the $7.15 principal amount of senior subordinated notes included as part of the EIS).

In May 2007, we successfully completed an initial public offering of our Class A common stock as a separately traded security. Our separately traded Class A common stock (i.e., shares of Class A common stock not held as part of an EIS) trade on the New York Stock Exchange under the symbol BGS. In June 2007, we transferred the listing of our EISs from the American Stock Exchange to the New York Stock Exchange. Our EISs trade under the symbol BGF. Shares of Class A common stock held as part of EISs that trade under the symbol BGF are identical in every respect to the shares of Class A common stock that trade under the symbol BGS and, in fact, EISs can be split into their stock and bond components at an EIS holder's request.[4]

## Business Performance

Fiscal 2007 was a record sales year for our company; net sales increased 14.6% to $471.3 million. The sales increase was a blend of organic growth and acquisition growth, consistent with the long-term growth strategy for our company. The largest component of growth came from the acquisition of *Cream of Wheat* from Kraft Foods. In the ten months we owned the brand it contributed $54.2 million in net sales. During the full twelve months of fiscal 2007, net sales of *Cream of Wheat* (which includes two months of net sales under the brand's prior owner) increased $3.8 million, or 6.1%, as compared to net sales during fiscal 2006. Organic growth accounted for the remainder of our sales increase and was a mixture of increased pricing and volume growth. During fiscal 2007, net sales increased in thirteen of the eighteen brands in the B&G Foods portfolio, led by our *Maple Grove Farms* brand, which grew by 15.7%.

Our new products effort continues to be very strong. In fiscal 2007 we launched the *Ortega Grande Lasagna Dinner Kit* and *Ortega Two-Cheese Pizza Kits*, both designed to meet consumers' needs for reasonably priced meal solutions. These were just a few of the new offerings in the *Ortega* line, which also included new 24-ounce *Ortega Salsas*, new flavors of taco and enchilada sauces and a new *Jalapeno & Onion Taco Seasoning*. The *B&M No-Sugar Added Baked Beans* were placed in distribution in grocery stores in fiscal 2007 as well. In the Emeril Lagasse line of products we introduced *Emeril's BAM!-Burger* hamburger seasoning, a line of *Emeril's Cooking Sprays* and a new *Emeril's Tomato-Basil Pasta Sauce*. Looking forward, new products promise to be an important element of growth in fiscal 2008, led by our new *Cream of Wheat Whole Grain* cereal and a new *Cream of Wheat Variety Pack*.

Costs increased more dramatically in fiscal 2007 than in fiscal 2006, a trend that has continued for the past four years. Our company saw approximately $12 million in cost increases throughout the year, but was able to offset the greater portion of those increases with price increases. Cost reduction efforts also played a role in dealing with higher costs; in fiscal 2007 we began producing the *Underwood* brand of products in our Portland, Maine facility, having transferred production from a co-packer. Similarly, our Hurlock, Maryland facility began making *Emeril's Pasta Sauces*, also previously co-packed, and our St. Johnsbury, Vermont facility started production of *Maple Grove Farms* pancake mixes. Efforts such as these helped us defray increased costs in fiscal 2007, and we plan further such actions in fiscal 2008 to combat what we expect to be another challenging year. Progress was also made in further reducing inefficient promotional spending on our brands, improving the return on our investment with customers. We also used the *Cream of Wheat* acquisition to improve the efficiency of our distribution systems, reducing distribution spending by 7.5%.

In fiscal 2007 our employees showed once again our company's expertise in sourcing and executing acquisitions that create shareholder value. We acquired the *Cream of Wheat* and *Cream of Rice* brands from Kraft Foods on February 25th and immediately set to work integrating the brands into the B&G Foods portfolio. The brands were integrated into our sales, distribution and G&A systems within

[4] For more information regarding a holder's ability to split an EIS into its component share of Class A common stock and senior subordinated note or to combine separately held components into an EIS, please see the Investor FAQ included in the Investor Relations section of our website, www.bgfoods.com.

30 days, a key to stabilizing the brands' performance early in our ownership. We halted distribution losses on the brands and began regaining distribution in grocery supermarkets and in mass merchants. The result of those efforts was a 6.1% sales growth in fiscal 2007—a reversal of previous sales trends. The *Cream of Wheat* acquisition was the 8th significant acquisition that B&G Foods has completed in the past ten years.

## Fiscal 2008

Fiscal 2008 will be another challenging year for the food industry. Cost pressures increased substantially in fiscal 2007, and seem to be accelerating further as fiscal 2008 begins. An ever-increasing price of oil, a declining dollar and pressure on crop prices from ethanol are just a few of the drivers of much higher costs in a year to year comparison. Our company has gotten better at predicting these trends, and implemented a price increase early in fiscal 2008 to offset some of the anticipated cost increases. Cost reduction efforts within the company have broadened, and these should also help reduce the negative impact of cost increases. Finally, the diversity of our portfolio of products means that we have limited exposure to increases in any single commodity; this diversity served us well in fiscal 2007 and, together with price increases and cost reductions, helped keep our margins stable. We foresee a similar scenario in fiscal 2008, with the caveat that cost in our industry is as dynamic as it has been in over twenty years and cost increases may exceed our current expectations.

Our outlook for organic growth in fiscal 2008 is as strong as it has ever been in the past ten years. *Cream of Wheat* grew in fiscal 2007 after years of decline; we are now poised to continue that growth with expanded distribution of new and existing products. We are introducing new products over a number of our brands, including *Emeril's*, *Ortega*, *Polaner*, *B&M*, *Las Palmas*, *Sa-són* and *Underwood*. We have increased our budget for placing new products into distribution, and have also increased our marketing budget to support those products. The challenges to our business are certainly growing, but we believe that we are well-positioned to meet those challenges.

## In Closing

Our employees are justifiably proud of the accomplishments of fiscal 2007. With the successful acquisition and integration of *Cream of Wheat* we took the company to another level, continuing a pattern of superior growth that extends back over ten years. In those ten years we have gone from a two-brand, regional pickle and pepper company to a national company selling eighteen brands in virtually every venue that sells packaged foods. Our brands are household names with venerable heritages and strong consumer loyalty. We deeply respect that, and work hard to keep our brands relevant in today's fast-paced world. Our continued success is evidence of that effort and of the dedication of our employees. We are looking forward to another year of accomplishment in fiscal 2008.

Sincerely,



David Wenner
President and Chief Executive Officer
March 19, 2008

As filed with the Securities and Exchange Commission on March 6, 2008

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 29, 2007**

**or**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the transition period from to**

**Commission file number 001-32316**



# B&G FOODS, INC.
(Exact name of Registrant as specified in its charter)

| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **13-3918742**<br>(I.R.S. Employer Identification No.) |
|---|---|
| **Four Gatehall Drive, Suite 110, Parsippany, New Jersey**<br>(Address of principal executive offices) | **07054**<br>(Zip Code) |

Registrant's telephone number, including area code: **(973) 401-6500**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of exchange on which registered |
|---|---|
| **Class A Common Stock, par value $0.01 per share** | **New York Stock Exchange** |
| **Enhanced Income Securities, each representing one share of Class A Common Stock, par value $0.01 per share, and $7.15 principal amount of 12% Senior Subordinated Notes due 2016** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's outstanding shares of Class A Common Stock (including those held as part of Enhanced Income Securities (EISs)) held by non-affiliates of the registrant as of June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $475,170,538. Solely for purposes of this calculation, each outstanding share of Class A Common Stock (including those held as part of an EIS) was assigned a value equal to the $13.20 per share closing price on June 29, 2007 of the separately traded Class A Common Stock, as quoted on the New York Stock Exchange. In determining the aggregate market value of the registrant's Class A Common Stock held by non-affiliates, shares of Class A Common Stock beneficially owned by directors, officers and holders of more than 10% of the registrant's outstanding shares of Class A Common Stock have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 29, 2008, the registrant had 36,778,988 shares of Class A common stock, par value $0.01 per share issued and outstanding, 16,680,877 of which were held as part of EISs and 20,098,111 of which were held separate from EISs. Each EIS represents one share of Class A common stock and $7.15 principal amount of 12% senior subordinated notes due 2016. As of February 29, 2008, the registrant had no shares of Class B common stock, par value $0.01 per share, issued or outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Selected designated portions of the registrant's definitive proxy statement to be filed on or before April 28, 2008 in connection with the registrant's 2008 annual meeting of stockholders are incorporated by reference into Part III of this annual report.

**B&G FOODS, INC.**

**ANNUAL REPORT ON FORM 10-K**

**FOR THE FISCAL YEAR ENDED DECEMBER 29, 2007**

## TABLE OF CONTENTS

## PART I

### Item 1. Business.

### Overview

*The terms "B&G Foods," "our," "we" and "us," as used in this report, refer to B&G Foods, Inc. and its wholly owned subsidiaries, except where it is clear that the term refers only to the parent company. Throughout this report, we refer to our fiscal years ended January 3, 2004, January 1, 2005, December 31, 2005, December 30, 2006 and December 29, 2007 as "fiscal 2003," "fiscal 2004," "fiscal 2005," "fiscal 2006" and "fiscal 2007," respectively.*

B&G Foods manufactures, sells and distributes a diverse portfolio of branded, high quality, shelf-stable food products, many of which have leading regional or national market shares. In general, we position our branded products to appeal to the consumer desiring a high quality and reasonably priced product. We complement our branded product retail sales with growing institutional and food service sales and limited private label sales.

### History

B&G Foods, including our subsidiaries and predecessors, has been in business for over 115 years. We were incorporated in Delaware on November 25, 1996 under the name B Companies Holdings Corp. On August 11, 1997, we changed our name to B&G Foods Holdings Corp. On October 14, 2004, simultaneously with the completion of our initial public offering of EISs (which we refer to in this report as the "2004 EIS offering"), B&G Foods, Inc., our wholly owned subsidiary, was merged with and into us and we were renamed B&G Foods, Inc.

The table below includes some of the significant events in our recent history:

| Date | Significant Event |
|---|---|
| December 1996 | Acquisition of the *Bloch & Guggenheimer* and Burns and Ricker® brands from Specialty Foods Corp. |
| June 1997 | Acquisition of the *Regina*, *Wright's*, *Brer Rabbit* and *Vermont Maid* brands from Nabisco, Inc. |
| August 1997 | Acquisition of the *Trappey's* brand from E. McIlhenny's Son Corporation. |
| July 1998 | Acquisition of the *Maple Grove Farms of Vermont* brand from certain individuals. |
| February 1999 | Acquisition of the *Polaner* and related brands from International Home Foods, Inc. and M. Polaner, Inc. |
| March 1999 | Acquisition of the *Underwood*, *B&M*, *Ac'cent*, *Sa-són Ac'cent*, *Las Palmas* and *Joan of Arc* brands from The Pillsbury Company and related entities. |
| June 2000 | Entry into an agreement with Emeril's Food of Love Productions, LLC (EFLP) pursuant to which we and EFLP agreed to create a signature line of consumer packaged foods products which are marketed under the label *Emeril's*. |
| January 2001 | Sale of the Burns & Ricker® brand to Nonni's Food Company, Inc. |
| August 2003 | Acquisition of the *Ortega* brand from Nestlé Prepared Foods Company. |
| October 2004 | Completion of our initial public offering of Enhanced Income Securities (EISs) and the concurrent offerings. |
| December 2005 | Acquisition of the *Ortega* food service dispensing pouch and dipping cup cheese sauce businesses from Nestlé USA, Inc. |
| January 2006 | Acquisition of the *Grandma's* molasses brand from Mott's LLP, a Cadbury Schweppes Americas Beverages company. |
| February 2007 | Acquisition of the *Cream of Wheat* and *Cream of Rice* brands from Kraft Foods Global, Inc. |
| May 2007 | Completion of our initial public offering of Class A Common Stock as a separately traded security. |

**Products and Markets**

The following is a brief description of our brands and product lines:

The *Ortega* brand has been in existence since 1897 and its products span the shelf-stable Mexican food segment including taco shells, tortillas, seasonings, dinner kits, taco sauces, peppers, refried beans, salsas and related food products. We continue to expand our product offering, particularly in the dinner kit segment with new products such as the *Ortega* Grande Pizza Kit and *Ortega* Lasagna Grande Dinner Kit.

The *Cream of Wheat* brand was introduced in 1893 and is among the leading brands and one of the most trusted and widely recognized brands of hot cereals sold in the United States. *Cream of Wheat* is available in original 10-minute, 2½ minute and one-minute versions, and also in instant packets of original and other flavors, including Cinnamon Swirl, Maple Brown Sugar and Strawberries 'n Cream. We also offer *Cream of Rice*, a rice-based hot cereal. We have recently introduced Whole Grain *Cream of Wheat,* a product that is a good source of fiber.

The *Maple Grove Farms of Vermont* brand, which originated in 1915, is a leading brand of pure maple syrup in the United States. Other products under the *Maple Grove Farms of Vermont* label include a line of gourmet salad dressings, marinades, fruit syrups, confections, pancake mixes and organic products.

The *Bloch & Guggenheimer* brand originated in 1889, and its pickle, pepper/pimentos and relish products are a leading brand in the New York metropolitan area. This line consists of shelf-stable pickles, peppers, relishes, olives and other related specialty items.

The *Polaner* brand was introduced in 1880 and is comprised of a broad array of fruit-based spreads as well as jarred wet spices such as chopped garlic and basil. *Polaner All Fruit* is a leading national brand of fruit-juice sweetened fruit spread. The spreads are available in more than a dozen flavors. *Polaner Sugar Free* preserves are the second leading brand of sugar free preserves nationally.

The *Emeril's* brand was introduced in 2000 under a licensing agreement with celebrity chef Emeril Lagasse. We offer a line of seasonings, salad dressings, marinades, pepper sauces, barbecue sauces, mustards, salsas, pasta sauces and cooking stocks under the *Emeril's* brand name. In addition, we recently introduced a line of cooking sprays under the *Emeril's* brand.

The *Las Palmas* brand originated in 1922 and primarily includes authentic Mexican enchilada sauce, chili sauce and various pepper products.

The *Underwood* brand's "*Underwood Devil*" logo, which was registered in 1870, is believed to be the oldest registered trademark still in use for a prepackaged food product in the United States. *Underwood* meat spreads, which were introduced in the late 1860s, include deviled ham, chicken and roast beef as well as liver pate and sardines. In addition, we have recently added a turkey meat spread to the *Underwood* line.

The *B&M* brand was introduced in 1927 and is the original brand of brick-oven baked beans. The *B&M* line includes a variety of baked beans and brown bread. The *B&M* brand currently has a leading market share in the New England region. New products under the *B&M* brand include a line of "no sugar added" beans.

The *Ac'cent* brand was introduced in 1947 as an all-natural flavor enhancer for meat preparation and is generally used on beef, poultry, fish and vegetables. We believe that *Ac'cent* is positioned as a unique flavor enhancer that provides food with the "umami" flavor sensation.

The *Trappey's* brand, which was introduced in 1898, has a Louisiana heritage. *Trappey's* products fall into two major categories—high quality peppers and hot sauces, including *Trappey's Red Devil.*

The *Regina* brand, which has been in existence since 1949, includes vinegars and cooking wines. *Regina* products are most commonly used in the preparation of salad dressings as well as in a variety of recipe applications, including sauces, marinades and soups.

The *Joan of Arc* brand, which originated in 1895, includes a full range of canned beans including kidney, chili and other beans.

The *Grandma's* brand of molasses, which was introduced in 1890, is the leading brand of premium-quality molasses sold in the United States. *Grandma's* molasses products are offered in two distinct styles: *Grandma's* Original Molasses and *Grandma's* Robust Molasses.

The *Wright's* brand was introduced in 1895 and is an all-natural seasoning that reproduces the flavor and aroma of pit smoking in meats, chicken and fish. *Wright's* is offered in two flavors: Hickory and Mesquite.

The *Sa-són* brand was introduced in 1947 as a flavor enhancer used primarily for Puerto Rican and Hispanic food preparation. The product is generally used on beef, poultry, fish and vegetables. The brand's flavor enhancer is offered in four flavors: Original, Coriander and Achiote, Garlic and Onion, and Tomato. We have recently introduced reduced sodium versions of *Sa-són*.

The *Brer Rabbit* brand has been in existence since 1907 and currently offers mild and full-flavored molasses products and a blackstrap molasses product. Mild molasses is designed for table use and full-flavored molasses is typically used in baking, barbeque sauces and as a breakfast syrup.

The *Vermont Maid* brand has been in existence since 1919 and we offer maple-flavored syrup under the brand name. *Vermont Maid* syrup is available in regular, sugar-free and sugar-free butter varieties.

**Processed Food Industry**

The processed food industry is one of the United States' largest industries. It is characterized by relatively stable sales growth, based largely on price and population increases. As costs have increased in the past few years, price has gained significance as a factor in sales growth. As large food companies with a presence in a variety of branded product categories seek tighter focus within their businesses, they have shed brands or an entire presence in non-core categories. They have also sold smaller brands to increase focus on the larger brands within their portfolios.

In the past decade, the retail side of the food industry has seen a still on-going shift of sales to non-traditional food outlets such as supercenters, warehouse clubs, dollar stores and drug stores. This shift has caused consolidation of traditional grocery chains into larger entities, often spanning the country under varying banner names. Consolidation has increased the importance of having a leading number one or two brand within a category, be that position national or regional. A broad sales and distribution infrastructure has also become critical for food companies, allowing them to reach all outlets selling food to consumers and expanding their growth opportunities. Another factor in the food industry is the continuing shift to meals prepared outside the home. As this shift continues, companies who can create, sell and distribute products to food service operators or distributors have additional growth prospects.

**Sales, Marketing and Distribution.**

*Overview.* We sell, market and distribute our products through a multiple-channel sales, marketing and distribution system to all major U.S. food channels, including sales and shipments to supermarkets, mass merchants, warehouse clubs, wholesalers, food service distributors and direct accounts, specialty food distributors, military commissaries and non-food outlets such as drug store chains and dollar stores.

We believe our established infrastructure in these channels allows us to distribute our products and any additional products from acquisitions cost-effectively. We sell our products primarily through broker sales networks to supermarket chains, food service outlets, mass merchants, warehouse clubs, non-food outlets and specialty food distributors. The broker sales network handles the sale of our products at the customer level. We distribute several of our brands in the greater New York metropolitan area primarily through direct-store-delivery.

*Sales.* Our sales organization is aligned by distribution channels and consists of regional sales managers, key account managers and sales persons. Regional sales managers sell our products nationwide through national and regional food brokers, with separate organizations focusing on specialty, food service, grocery chain accounts and special markets. Our sales managers coordinate our broker sales efforts, make key account calls with buyers or distributors and supervise broker retail coverage of the products at the store level.

Our sales strategy is centered around individual brands. We allocate promotional spending for each of our brands and our regional sales managers coordinate promotions with customers. Additionally, our marketing department works in conjunction with the sales department to coordinate special account activities and marketing support, such as couponing, public relations and media advertising.

We have a national sales force that is capable of supporting our current business as well as potential new acquisitions. The current national sales force is very experienced and was able to integrate the *Ortega, Grandma's* molasses, and *Cream of Wheat* brands within 30 days following the close of the respective acquisitions.

*Marketing.* Our marketing organization is aligned by brand and is responsible for the strategic planning for each of our brands. We focus on deploying promotional dollars where the spending will have the greatest impact on sales. Marketing and trade spending support, on a national basis, typically consists of advertising trade promotions, coupons and cross-promotions with supporting products. Consumer price promotions and coupons supplement this activity.

*Distribution.* We distribute our products through a multiple-channel system that covers every class of customer nationwide. We believe our distribution system has sufficient capacity to accommodate incremental product volume in a cost-effective manner. See Item 2, "Properties" for a listing of our distribution centers and warehouses.

**Customers**

Our top ten customers accounted for approximately 45.8% of our net sales for fiscal 2007. Other than Wal-Mart, which accounted for 11.9% of our fiscal 2007 net sales, no single customer accounted for 10.0% or more of our fiscal 2007 net sales. During fiscal 2007 our net sales to foreign countries represented less than 1.0% of our total net sales. Our foreign sales are primarily to customers in Canada.

**Seasonality**

Sales of a number of our products tend to be seasonal. In the aggregate, however, our sales are not heavily weighted to any particular quarter due to the diversity of our product and brand portfolio.

We purchase most of the produce used to make our shelf-stable pickles, relishes, peppers and other related specialty items during the months of July through October, and we purchase substantially all of our maple syrup requirements during the months of April through July. Consequently, our liquidity needs are greatest during these periods.

**Competition**

We face competition in each of our product lines. Numerous brands and products compete for shelf space and sales, with competition based primarily on product quality, convenience, price, trade promotion, consumer promotion, brand recognition and loyalty, customer service, advertising and other activities and the ability to identify and satisfy emerging consumer preferences. We compete with numerous companies of varying sizes, including divisions or subsidiaries of larger companies. Many of these competitors have multiple product lines, substantially greater financial and other resources and may have lower fixed costs and/or be substantially less leveraged than we are. Our ability to grow our business could be impacted by the relative effectiveness of, and competitive response to, our product initiatives, product innovation, advertising and promotional activities. In addition, from time to time, we experience margin pressure in certain markets as a result of competitors' pricing practices.

*Ortega* products compete primarily with the Old El Paso® and Taco Bell® brands. *Cream of Wheat* products compete primarily with the Quaker® hot cereal brand. Our most significant competitors for our pickle and pepper products are Vlasic® and Mt. Olive® branded products. The J.M. Smucker Company is the main competitor for our fruit spread products marketed under the *Polaner* label. Our *Maple Grove Farms of Vermont* pure maple syrup competes directly with the SpringTree® brand in the pure maple syrup category. Our *B&M* and *Joan of Arc* products compete primarily with Bush's® brand products. Our *Vermont Maid* syrup products also have a number of competitors in the general pancake syrup market, including Aunt Jemima®, Mrs. Butterworth's® and Log Cabin®.

In addition, our products compete not only against other brands in their respective product categories, but also against products in similar or related product categories. For example, our shelf-stable pickles compete not only with other brands of shelf-stable pickles, but also with products found in the refrigerated sections of grocery stores, and all our brands compete against private label products to varying degrees.

**Raw Materials**

We purchase raw materials, including agricultural products, meat, poultry, other raw materials and packaging materials from growers, commodity processors, other food companies and packaging manufacturers located in U.S. and foreign locations. Our principal raw materials include maple syrup, beans, fruits, wheat, peppers, cucumbers, other vegetables, meat, poultry and corn sweeteners. We purchase our agricultural raw materials in bulk or pursuant to short-term supply contracts. We purchase most of our agricultural products between April 1 and October 31. We also use packaging materials, particularly glass jars, cans and plastic containers. The profitability of our business relies in substantial part on the prices we and our co-packers pay for these raw materials and packaging materials, which can fluctuate due to a number of factors, including changes in crop size, national, state and local government sponsored agricultural programs, export demand, natural disasters, weather conditions during the growing and harvesting seasons, general growing conditions, the effect of insects, plant diseases and fungi, and glass, metal and plastic prices.

Fluctuations in commodity prices can lead to retail price volatility and intensive price competition, and can influence consumer and trade buying patterns. In fiscal 2007, our commodity prices for wheat, maple syrup, beans and corn sweeteners were higher than those incurred during fiscal 2006. In addition, the cost of labor, manufacturing, energy, fuel, packaging materials and other costs related to the production and distribution of our food products have risen significantly in recent years and at an increasing rate in recent months. We expect that many of these costs will continue to rise for the foreseeable future. We manage these risks by entering into short-term supply contracts and advance commodities purchase agreements from time to time, implementing cost saving measures and, if necessary, by raising sales prices. However, we and our co-packers are still exposed to potential increases in raw material, ingredient, packaging and distribution costs and we cannot assure you that any cost saving measures or sales price increases by us will offset these cost increases. To the extent we are unable to offset these cost increases with sales price increases or other cost saving measures, our financial condition, results of operations and liquidity will be significantly impacted during fiscal 2008.

**Production**

*Manufacturing.* We operate five manufacturing facilities for our products. See Item 2, "Properties" for a listing of our manufacturing facilities.

*Co-Packing Arrangements.* In addition to our own manufacturing facilities, we source a significant portion of our products under "co-packing" agreements, a common industry practice in which manufacturing is outsourced to other companies. We regularly evaluate our co-packing arrangements to ensure the most cost-effective manufacturing of our products and to utilize company-owned manufacturing facilities most effectively. Third parties located in U.S. and foreign locations produce *Cream of Wheat, Regina, Las Palmas* and *Joan of Arc* brand products and certain *Emeril's* and *Ortega* brand products under co-packing agreements or purchase orders. Each of our co-packers produces products for other companies as well. We believe that there are alternative sources of co-packing production readily available for our products, although we may experience short-term disturbances in our operations if we are required to change our co-packing arrangements.

Nearly half of the *Cream of Wheat* products are co-packed for us by a third-party manufacturer located in the United States. The remaining *Cream of Wheat* products were manufactured for us by Kraft in a Kraft facility located in Cobourg, Canada pursuant to a transition co-packing agreement that expired on February 25, 2008. During fiscal 2007, we initiated a capital project to expand our Stoughton, Wisconsin facility and to move the Kraft manufacturing equipment located in Cobourg into our Stoughton facility. We anticipate that the project will be completed, and that we will begin producing those products formerly produced in Cobourg at our Stoughton facility during the first half of 2008. In the meantime, we believe that we have purchased sufficient inventories of such products from Kraft so as to avoid any disruption in sales.

**Trademarks and Licensing Agreements**

As of February 15, 2008, we own 110 trademarks that are registered in the United States, 29 trademarks that are registered with certain U.S. states and Puerto Rico, and 394 trademarks that are registered in foreign countries. In addition, we have 12 trademark applications pending in the United States and foreign countries. Examples of our trademarks and registered trademarks include *Ac'cent, B&G, B&G Sandwich Toppers, B&M, Brer Rabbit, Cozy Cottage, Cream of Rice, Cream of Wheat, Grandma's, Joan of Arc, Las Palmas, Maple Grove Farms of Vermont, Ortega, Polaner, Regina, Sa-són, Trappey's, Underwood, Vermont Maid* and *Wright's*. We consider our trademarks to be of special significance in our business. We are not aware of any circumstances that would negatively impact our trademarks. Our credit facility is secured by substantially all of our assets (other than our real property), including our rights to our intellectual property.

In June 2000 we entered into a license agreement with Emeril's Food of Love Productions, L.L.C. (EFLP). This license agreement grants us an exclusive license to use the intellectual property owned by EFLP relating to Mr. Lagasse, including the name "Emeril Lagasse" and pictures, photographs and other personality material, in connection with the manufacturing, marketing and distribution of dry seasoning, liquid seasoning, condiments, sauces, dressings and certain other products through retail channels in the United States, the Caribbean and Canada. We also have the right of first negotiation with respect to other shelf-stable grocery products. Under the license agreement, EFLP owns all of the recipes that it provides to us and all of our *Emeril's* brand products and related marketing materials are subject to the prior approval of EFLP, which approval may not be unreasonably withheld. In addition, we are prohibited from entering into similar arrangements with other chefs or celebrities in connection with any of the products covered by our agreement with EFLP.

The license agreement has been extended through May 2010 and is subject to extension and renewal at our option for an indefinite period if we meet specified annual net sales results. Among other things, we are obligated to introduce and market new products in each year of the license agreement and to pay EFLP royalties based on annual net sales of our *Emeril's* brand products. The license agreement may be terminated by EFLP if we are in breach or default of any of our material obligations thereunder. We have also agreed to indemnify EFLP with respect to claims under the license agreement, including claims relating to any alleged unauthorized use of any mark, personality or recipe by us in connection with the products in the *Emeril's* line of products.

On February 19, 2008, Martha Stewart Living Omnimedia, Inc. (MSO) announced that it was acquiring certain assets related to the business of Emeril Lagasse. In connection with the closing of that transaction, we expect to consent to EFLP's assignment of its rights under the license agreement to MSO.

**Employees and Labor Relations**

As of December 29, 2007, our workforce consisted of 749 employees. Of that total, 548 employees were engaged in manufacturing, 54 were engaged in marketing and sales, 115 were engaged in distribution and 32 were engaged in administration. Approximately 314 of our 749 employees, as of December 29, 2007, were covered by collective bargaining agreements. Approximately 60 of our employees at our Roseland, New Jersey facility were covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen & Helpers of America (Local No. 863), scheduled to expire on March 31, 2009. Approximately 153 of our employees at our Portland and Biddeford, Maine facilities were covered by a collective bargaining agreement with the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO, Local No. 334), scheduled to expire on April 28, 2012. Approximately 101 of our employees at our Stoughton, Wisconsin facility were covered by a collective bargaining agreement with the Drivers, Salesmen, Warehousemen, Milk Processors, Cannery, Dairy Employees and Helpers Union (Local No. 695), scheduled to expire on March 31, 2011. In general, we consider our employee and union relations to be good.

**Government Regulation**

Our operations are subject to extensive regulation by the United States Food and Drug Administration (FDA), the United States Department of Agriculture (USDA), the United States Department of Labor and other federal, state and local authorities regarding the processing, packaging, storage, distribution and labeling of our products and the health and safety of our employees. Our processing facilities and products are subject to periodic inspection by federal, state and local authorities. In addition, our meat processing operation in Portland, Maine is subject to daily inspection by the USDA.

We are subject to the Food, Drug and Cosmetic Act and the regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of food. For example, the FDA regulates manufacturing practices for foods through its current "good manufacturing practices" regulations and specifies the recipes for certain foods. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products.

We are also subject to the U.S. Bio-Terrorism Act of 2002 which imposes on us import and export regulations. Under the Bio-Terrorism Act, among other things, we are required to provide specific information about the food products we ship into the United States and to register our manufacturing, warehouse and distribution facilities with the FDA.

We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. Nevertheless, there can be no assurance that we are in full compliance with all such laws and regulations or that we will be able to comply with any future laws and regulations in a cost-effective manner. Failure by us to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, all of which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

**Environmental Matters**

We are subject to environmental laws and regulations in the normal course of business. We have not made any material expenditures during the last three fiscal years in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental laws or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental laws or regulations or to respond to such environmental claims.

**Available Information**

Under the Securities Exchange Act of 1934, as amended, we are required to file with or furnish to the SEC annual, quarterly and current reports, proxy and information statements and other information. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an internet site at *http://www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We file electronically with the SEC.

We make available, free of charge, through the investor relations section of our web site, our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, filed with or furnished to the SEC as soon as reasonably practicable after they are filed with the SEC. The address for our web site is *http://www.bgfoods.com*.

The full text of the charters for each of the audit, compensation and nominating and governance committees of our board of directors as well as our Code of Business Conduct and Ethics is available at the investor relations section of our web site, *http://www.bgfoods.com*. Our Code of Business Conduct and Ethics applies to all of our employees, officers and directors, including our chief executive officer and our chief financial officer and principal accounting officer. We intend to disclose any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to our chief executive officer or chief financial officer and principal accounting officer in the investor relations section of our web site.

The information contained on our web site is not part of, and is not incorporated in, this or any other report we file with or furnish to the SEC.

### Item 1A. Risk Factors.

Any investment in our company will be subject to risks inherent to our business. Before making an investment decision, investors should carefully consider the risks described below together with all of the other information included in this report. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors.

Any of the following risks could materially and adversely affect our business, consolidated financial condition, results of operations or liquidity. In that case, holders of our securities may lose all or part of their investment.

#### Risks Specific to Our Company

***The packaged food industry is highly competitive.***

The packaged food industry is highly competitive. Numerous brands and products, including private label products, compete for shelf space and sales, with competition based primarily on product quality, convenience, price, trade promotion, brand recognition and loyalty, customer service, effective consumer advertising and promotional activities and the ability to identify and satisfy emerging consumer preferences. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. Many of these competitors have multiple product lines, substantially greater financial and other resources available to them and may have lower fixed costs and/or are substantially less leveraged than our company. If we are unable to continue to compete successfully with these companies or if competitive pressures or other factors cause our products to lose market share or result in significant price erosion, our business, consolidated financial condition, results of operations or liquidity could be materially and adversely affected.

***We may be unable to maintain our profitability in the face of a consolidating retail environment.***

Our largest customer, Wal-Mart, accounted for 11.9% of our fiscal 2007 net sales, and our ten largest customers together accounted for approximately 45.8% of our fiscal 2007 net sales. As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers may demand lower pricing and increased promotional programs. Further, these customers are reducing their inventories and increasing their emphasis on private label products. If we fail to use our marketing expertise and unique products and category leadership positions to respond to these trends, or if we lower our prices or increase promotional support of our products and are unable to increase the volume of our products sold, our profitability and financial condition may be adversely affected.

***We are vulnerable to decreases in the supply and increases in the price of raw materials and labor, manufacturing, distribution and other costs, and we may not be able to offset increasing costs by increasing prices to our customers.***

We purchase agricultural products, meat, poultry, other raw materials, ingredients and packaging materials from growers, commodity processors, other food companies and packaging manufacturers. Raw materials, ingredients and packaging materials are subject to increases in price attributable to a number of factors, including changes in crop size, federal and state agricultural programs, export demand, energy and fuel costs, weather conditions during the growing and harvesting seasons, insects, plant diseases and fungi, and glass, metal and plastic prices. In fiscal 2007, our commodity prices for wheat, maple syrup, beans and corn sweeteners were higher than those incurred during fiscal 2006. In addition, the cost of labor, manufacturing, energy, fuel, packaging materials and other costs related to the production and distribution of our food products have risen significantly in recent years and at an increasing rate in recent months. We expect that many of these costs will continue to rise for the foreseeable future. We manage these risks by entering into short-term supply contracts and advance commodities purchase agreements from time to time, implementing cost saving measures and, if necessary, by raising sales prices. We cannot assure you that any cost saving measures or sales price increases by us will offset increases to our raw material, ingredient, packaging and distribution costs. To the extent we are unable to offset these cost increases, our operating results, profitability and financial condition will be significantly impacted during fiscal 2008.

***We may be unable to offset any reduction in net sales in our mature food product categories through an increase in trade spending for these categories or an increase in net sales in other categories.***

Most of our food product categories are mature and certain categories have experienced declining consumption rates from time to time. If consumption rates and sales in our mature food product categories decline, our revenue and operating income may be adversely affected, and we may not be able to offset this decrease in business with increased trade spending or an increase in sales or profitability of other products and product categories.

***We may have difficulties integrating recent or future acquisitions or identifying new acquisitions.***

We completed the *Cream of Wheat* acquisition in February 2007 and we expect to pursue additional acquisitions of food product lines and businesses. However, we may be unable to identify additional acquisitions or may be unable to successfully integrate and manage the product lines or businesses that we have recently acquired or that we may acquire in the future. In addition, we may be unable to achieve a substantial portion of any anticipated cost savings from recent or future acquisitions or other anticipated benefits in the timeframe we anticipate, or at all. In addition, any acquired product lines or businesses may require a greater amount of trade, promotional and capital spending than we anticipate. Historically, we have grown net sales for some but not all of the brands we have acquired. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired companies, personnel turnover and the diversion of management's attention from other business concerns. Any inability by us to integrate and manage any acquired product lines or businesses in a timely and efficient manner, any inability to achieve a substantial portion of any anticipated cost savings or other anticipated benefits from these acquisitions in the time frame we anticipate or any unanticipated required increases in trade, promotional or capital spending could adversely affect our business, consolidated financial condition, results of operations or liquidity. Moreover, future acquisitions by us could result in our incurring substantial additional indebtedness, being exposed to contingent liabilities or incurring the impairment of goodwill and other intangible assets, all of which could adversely affect our financial condition, results of operations and liquidity.

***We may be faced with a disruption in sales of certain of our Cream of Wheat products if we are unable to timely complete a capital project to move production of those products from Kraft's manufacturing facility to one of our manufacturing facilities.***

Nearly half of our *Cream of Wheat* products are co-packed for us by a third-party manufacturer located in the United States. The remaining *Cream of Wheat* products were manufactured for us by Kraft in a Kraft facility located in Cobourg, Canada pursuant to a transition co-packing agreement that expired on February 25, 2008. During fiscal 2007, we initiated a capital project to expand our Stoughton, Wisconsin facility and to move the Kraft manufacturing equipment located in Cobourg into our Stoughton facility. We anticipate that the project will be completed, and that we will begin producing those products formerly produced in Cobourg at our Stoughton facility during the first half of 2008. In the meantime, we believe that we have purchased sufficient inventories of such products from Kraft so as to avoid any disruption in sales. If, however, there are any unanticipated delays in the completion of the capital project and our existing inventories of those *Cream of Wheat* products are insufficient to meet customer demand, we may face a material disruption in sales that could have a material adverse effect on our financial condition, results of operations and liquidity.

*Financial market conditions may impede our access to, or increase the cost of, financing for acquisitions.*

The recent changes in U.S. and global financial and equity markets, including market disruptions and tightening of the credit markets, may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. In addition, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies that are based, in significant part, on our performance as measured by credit metrics such as interest coverage and leverage ratios. A decrease in these ratings could increase our cost of borrowing or make it more difficult for us to obtain financing.

*We have substantial indebtedness, which could restrict our ability to pay dividends with respect to shares of our Class A common stock; restrict our ability to pay interest on our senior subordinated notes and our senior notes; and impact our financing options and liquidity position.*

At December 29, 2007, we had total long-term indebtedness of $535.8 million, including $370.0 million principal amount of senior indebtedness, and $165.8 million principal amount of senior subordinated indebtedness. Our ability to pay dividends is subject to contractual restrictions contained in the instruments governing our indebtedness. While our credit facility, our senior notes indenture and our senior subordinated notes indenture contain covenants that restrict our ability to incur debt, as long as we meet these covenants we will be able to incur additional indebtedness. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our securities, including:

- our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;
- we may not be able to refinance our indebtedness on terms acceptable to us or at all;
- a significant portion of our cash flow is likely to be dedicated to the payment of interest on our indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on our Class A common stock; and
- we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures.

*We are subject to restrictive debt covenants and other requirements related to our debt that limit our business flexibility by imposing operating and financial restrictions on our operations.*

The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

- the incurrence of additional indebtedness and the issuance of certain preferred stock or redeemable capital stock;
- the payment of dividends on, and purchase or redemption of, capital stock;
- a number of other restricted payments, including investments;
- specified sales of assets;
- specified transactions with affiliates;
- the creation of a number of liens; and
- consolidations, mergers and transfers of all or substantially all of our assets.

Our credit facility and our senior notes indenture include other and more restrictive covenants and prohibit us from prepaying our other indebtedness, including our senior subordinated notes, while senior indebtedness is outstanding. Our credit facility requires us to maintain specified financial ratios and satisfy financial condition tests, including, without limitation, the following: a maximum leverage ratio, a minimum interest coverage ratio and a maximum senior leverage ratio.

Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, or failure to meet or maintain ratios or tests could result in a default under our credit facility, the terms of our senior notes indenture and/or our senior subordinated notes indenture. Certain events of default under our credit facility and the terms of our senior notes indenture would prohibit us from making payments on our senior subordinated notes, including payment of interest when due, and from paying dividends on our common stock. In addition, upon the occurrence of an event of default under our credit facility or the terms of our senior notes indenture, the lenders could elect to declare all amounts outstanding under our credit facility and the senior notes, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness, including our senior subordinated notes.

***To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. We may not be able to repay or refinance our credit facility, our senior subordinated notes or our senior notes upon terms acceptable to us if at all.***

Our ability to make payments on and to refinance our indebtedness and to fund capital expenditures and acquisitions depends on our ability to generate cash flows from operating activities in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

A significant portion of our cash flows from operating activities is dedicated to servicing our debt requirements. In addition, in accordance with our current dividend policy we distribute a significant portion of any remaining cash flow to our stockholders in the form of dividends.

Our ability to continue to expand our business is, to a certain extent, dependent upon our ability to borrow funds under our credit facility and to obtain other third-party financing, including through the sale of separately traded Class A common stock, EISs or other securities. Our credit facility is subject to periodic renewal or must otherwise be refinanced. Likewise, we expect that we will refinance our senior notes at or prior to maturity, which will be substantially prior to the maturity date of the senior subordinated notes. If we are unable to refinance our indebtedness, including our credit facility or our senior notes, on commercially reasonable terms or at all, we would be forced to seek other alternatives, including:

- sales of assets;
- sales of equity; and
- negotiations with our lenders or noteholders to restructure the applicable debt.

In addition, if we are unable to refinance the senior subordinated notes or the senior notes, our failure to repay all amounts due on the applicable maturity date would cause a default under the applicable indentures.

If we are forced to pursue any of the above options, our business and/or the value of an investment in our securities could be adversely affected.

***We rely on co-packers for a significant portion of our manufacturing needs, and the inability to enter into additional or future co-packing agreements may result in our failure to meet customer demand.***

We rely upon co-packers for a significant portion of our manufacturing needs. The success of our business depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain additional or alternative co-packing agreements or arrangements in the future, we can provide no assurance that we would be able to do so on satisfactory terms or in a timely manner. Our inability to enter into satisfactory co-packing agreements could limit our ability to implement our business plan or meet customer demand.

***We rely on the performance of major retailers, wholesalers, specialty distributors and mass merchants for the success of our business, and should they perform poorly or give higher priority to other brands or products, our business could be adversely affected.***

We sell our products principally to retail outlets and wholesale distributors including, traditional supermarkets, mass merchants, warehouse clubs, wholesalers, food service distributors and direct accounts, specialty food distributors, military commissaries and non-food outlets such as drug store chains and dollar stores. The replacement by or poor performance of our major wholesalers, retailers or chains or our inability to collect accounts receivable from our customers could materially and adversely affect our results of operations and financial condition. In addition, our customers offer branded and private label products that compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that our customers may give higher priority to their own products or to the products of our competitors. In the future, our customers may not continue to purchase our products or provide our products with adequate levels of promotional support.

***We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.***

Our success depends in part on our ability to anticipate and offer products that appeal to the changing tastes, dietary habits and product packaging preferences of consumers in the market categories in which we compete. If we are not able to anticipate, identify or develop and market products that respond to these changes in consumer preferences, demand for our products may decline and our operating results may be adversely affected. In addition, we may incur significant costs related to developing and marketing new products or expanding our existing product lines in reaction to what we perceive to be increased consumer preference or demand. Such development or marketing may not result in the volume of sales or profitability anticipated.

***Severe weather conditions and natural disasters can affect crop supplies and reduce our operating results.***

Severe weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials that we use for our products. Our maple syrup products, for instance, are particularly susceptible to severe freezing conditions in Québec, Canada and Vermont during the season in which maple syrup is produced. Competing manufacturers can be affected differently by weather conditions and natural disasters depending on the location of their supplies. If our supplies of raw materials are reduced, we may not be able to find supplemental supply sources on favorable terms or at all, which could adversely affect our business and operating results.

***We are subject to environmental laws and regulations relating to hazardous materials, substances and waste used in or resulting from our operations. Liabilities or claims with respect to environmental matters could have a significant negative impact on our business.***

As with other companies engaged in similar businesses, the nature of our operations expose us to the risk of liabilities and claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Furthermore, our operations are governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. Any material costs incurred in connection with such liabilities or claims could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. Any environmental or health and safety legislation or regulations enacted in the future, or any changes in how existing or future laws or regulations will be enforced, administered or interpreted may lead to an increase in compliance costs or expose us to additional risk of liabilities and claims, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

***Our operations are subject to numerous laws and governmental regulations, exposing us to potential claims and compliance costs that could adversely affect our business.***

Our operations are subject to extensive regulation by the U.S. Food and Drug Administration (FDA), the U.S. Department of Agriculture (USDA) and other national, state and local authorities. For example, we are subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging and safety of foods. Under this program the FDA regulates manufacturing practices for foods through its current "good manufacturing practices" regulations and specifies the recipes for certain foods. Furthermore, our processing facilities and products are subject to periodic inspection by federal, state and local authorities, and our meat processing operation in Portland, Maine is subject to daily inspection by the USDA. Any changes in these laws and regulations could increase the cost of developing and distributing our products and otherwise increase the cost of conducting our business, which would adversely affect our financial condition and results of operations. In addition, failure by us to comply with applicable laws and regulations, including future laws and regulations, could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. See Item 1, "Business—Government Regulation."

***Failure by third-party co-packers to comply with environmental, food safety or other regulations may disrupt our supply of certain products and adversely affect our business.***

We rely on co-packers to produce certain of our products. Such co-packers, whether in the United States or outside the United States, are subject to a number of regulations, including environmental and food safety regulations. Failure by any of our co-packers to comply with regulations, or allegations of compliance failure, may disrupt their operations. Disruption of the operations of a co-packer could disrupt our supply of product, which could have an adverse effect on our business, consolidated financial condition, results of operations or liquidity. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential production interruption, may adversely affect our results of operations.

***We may be subject to significant liability should the consumption of any of our products cause injury, illness or death.***

The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from mislabeling, tampering by unauthorized third parties or product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents or residues introduced during the growing, manufacturing, storage, handling or transportation phases of production. Under certain circumstances, we may be required to recall products, leading to a material adverse effect on our business. Even if a situation does not necessitate a recall, product liability claims might be asserted against us. We have from time to time been involved in product liability lawsuits, none of which have been material to our business. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused injury, illness or death could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. Additionally, we do not maintain product recall insurance. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

***Consumer concern regarding the safety and quality of food products or health concerns could adversely affect sales of certain of our products.***

If consumers in our principal markets lose confidence in the safety and quality of our food products even without a product liability claim or a product recall, our business could be adversely affected. Consumers have been increasingly focused on food safety and health and wellness with respect to the food products they buy. The food industry is also subject to scrutiny relating to genetically modified organisms and the health implications of obesity. We have been and will continue to be impacted by publicity concerning the health implications of food products generally, which could negatively influence consumer perception and acceptance of our products and marketing programs. Developments in any of these areas could cause our results to differ materially from results that have been or may be projected.

***Risk associated with foreign suppliers and co-packers, including changes in import/export duties, wage rates, political or economic climates, or exchange rates, may adversely affect our operations.***

Our relationships with foreign suppliers and co-packers subject us to the risks of doing business outside the United States. The countries from which we source our products may be subject to political and economic instability, and may periodically enact new or revise existing laws, taxes, duties, quotas, tariffs, currency controls or other restrictions to which we are subject. Our products are subject to import duties and other restrictions, and the U.S. government may periodically impose new or revise existing duties, quotas, tariffs or other restrictions to which we are subject. In addition, changes in respective wage rates among the countries from which we and our competitors source product could substantially impact our competitive position. Changes in exchange rates, import/export duties or relative international wage rates applicable to us or our competitors could adversely impact our business, financial condition and results of operations. These changes may impact us in a different manner than our competitors.

***A continued weakening of the U.S. dollar in relation to the Canadian dollar would significantly increase our future costs relating to the production of maple syrup products.***

We purchase the majority of our maple syrup requirements from suppliers in Québec, Canada. Over the past several years the U.S. dollar has weakened against the Canadian dollar, which has in turn significantly increased our costs relating to the production of our maple syrup products. Likewise, a continued weakening of the U.S. dollar in relation to the Canadian dollar would significantly increase our future costs relating to the production of maple syrup products.

***Litigation regarding our trademarks and any other proprietary rights and intellectual property infringement claims may have a significant negative impact on our business.***

As of February 15, 2008, we own 110 trademarks that are registered in the United States, 29 trademarks that are registered with certain U.S. states and Puerto Rico, and 394 trademarks that are registered in foreign countries. In addition, we have 12 trademark applications pending in the United States and foreign countries. We consider our trademarks to be of significant importance in our business. If the actions we take to establish and protect our trademarks and other proprietary rights are not adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as an alleged violation of their trademarks and proprietary rights, it may be necessary for us to initiate or enter into litigation in the future to enforce our trademark rights or to defend ourselves against claimed infringement of the rights of others. Any legal proceedings could result in an adverse determination that could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

***Our financial well-being could be jeopardized by unforeseen changes in our employees' collective bargaining agreements, shifts in union policy or labor disruptions in the food industry.***

As of December 29, 2007, approximately 314 of our 749 employees were covered by collective bargaining agreements. A prolonged work stoppage or strike at any of our facilities with union employees or a significant work disruption from other labor disputes in the food or related industries could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. In addition, if prior to the expiration of any of our existing collective bargaining agreements we are unable to reach new agreements without union action or any such new agreements are not on terms satisfactory to us, our business, consolidated financial condition, results of operations or liquidity could be materially and adversely affected.

***If we are unable to retain our key management personnel, our growth and future success may be impaired and our results of operations could suffer as a result.***

Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. As a result, departure by members of our senior management could have a material adverse effect on our business and results of operations. In addition, we do not maintain key-man life insurance on any of our executive officers.

***We are a holding company and we rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.***

We are a holding company, with all of our assets held by our direct and indirect subsidiaries, and we rely on dividends and other payments or distributions from our subsidiaries to meet our debt service obligations and to enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us depends on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, our credit facility, the terms of our senior notes indenture and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

***Future changes that increase cash taxes payable by us could significantly decrease our future cash flow available to make interest and dividend payments with respect to our securities.***

We are able to amortize goodwill and certain intangible assets within the meaning of Section 197 of the Internal Revenue Code of 1986. We expect to be able to amortize for tax purposes approximately $31.2 million per year for 2008 through 2011, approximately $29.6 million for fiscal 2012, approximately $28.1 million for fiscal 2013, approximately $23.3 million for fiscal 2014, approximately $22.2 million per year for fiscal 2015 through 2017, approximately $19.6 million for fiscal 2018, approximately $15.2 million per year for fiscal 2019 and 2020, approximately $13.2 million for fiscal 2021, and approximately $2.3 million for fiscal 2022. If there is a change in U.S. federal tax policy that reduces any of these available deductions or results in an increase in our corporate tax rate, our cash taxes payable may increase, which could significantly reduce our future cash and impact our ability to make interest and dividend payments.

**Risks Relating to our Securities**

***Holders of our Class A common stock (including Class A common stock held as part of EISs) may not receive the level of dividends provided for in our dividend policy or any dividends at all.***

Dividend payments are not mandatory or guaranteed and holders of our common stock do not have any legal right to receive, or require us to pay, dividends. Our board of directors may, in its sole discretion, decrease the level of dividends provided for in our dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our capital stock, if any, depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions (including restrictions in our credit facility, senior notes indenture and senior subordinated notes indenture), business opportunities, provisions of applicable law (including certain provisions of the Delaware General Corporation Law) and other factors that our board of directors may deem relevant.

If our cash flows from operating activities were to fall below our minimum expectations (or if our assumptions as to capital expenditures or interest expense were too low or our assumptions as to the sufficiency of our credit facility to finance our working capital needs were to prove incorrect), we may need either to reduce or eliminate dividends or, to the extent permitted under our senior notes indenture, our senior subordinated notes indenture and the terms of our credit facility, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, results of operations, liquidity and ability to maintain or expand our business.

***Our dividend policy may negatively impact our ability to finance capital expenditures, operations or acquisition opportunities.***

Under our dividend policy, a substantial portion of our cash generated by our business in excess of operating needs, interest and principal payments on indebtedness, and capital expenditures sufficient to maintain our properties and assets is in general distributed as regular quarterly cash dividends to the holders of our common stock. As a result, we may not retain a sufficient amount of cash to finance growth opportunities or unanticipated capital expenditure needs or to fund our operations in the event of a significant business downturn. We may have to forego growth opportunities or capital expenditures that would otherwise be necessary or desirable if we do not find alternative sources of financing. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer.

***Our certificate of incorporation authorizes us to issue without stockholder approval preferred stock and Class B Common Stock that may be senior to our Class A common stock in certain respects.***

Our certificate of incorporation authorizes the issuance of preferred stock and Class B common stock without stockholder approval and, in the case of preferred stock, upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future, including any preferential rights that we may grant to the holders of preferred stock. The terms of any preferred stock we issue may place restrictions on the payment of dividends to the holders of our common stock. If we issue preferred stock or Class B common stock that is senior to our Class A common stock in right of dividend payment, and our cash flows from operating activities or surplus are insufficient to support dividend payments to the holders of preferred stock and/or Class B common stock, on the one hand, and to the holders Class A common stock, on the other hand, we may be forced to reduce or eliminate dividends to the holders of our Class A common stock.

***The separate public trading markets for EISs and separately held shares of Class A common stock, and the ability to separate and create EISs, may diminish the value of your investment in EISs or separately held shares of Class A common stock, as the case may be.***

Our EISs and shares of Class A common stock not held in the form of EISs are separately listed for trading on the New York Stock Exchange. An EIS holder may separate each EIS into one share of Class A common stock and $7.15 principal amount of senior subordinated notes. Upon the occurrence of certain events (including redemption of the senior subordinated notes or upon maturity of the senior subordinated notes), EISs will automatically separate. Conversely, subject to limitations, a holder of separate shares of Class A common stock and senior subordinated notes can combine such securities to form EISs. Separation and creation of EISs will automatically result in increases and decreases, respectively, in the number of shares of Class A common stock not held in the form of EISs and in the number of EISs.

We cannot predict what effect separate trading markets in EISs and separately held shares of Class A common stock, or fluctuations in the number of such securities, will have on the value of such securities. If the value of separately held Class A common stock is deemed to be less than the value of the same security underlying an EIS, creation of EISs by combining such separate shares with any then available separate senior subordinated notes may become more attractive. Conversely, if the value of an EIS is deemed to be less than the value of its components, separation of EISs may become more attractive.

Any reduction in the number of either EISs or separately held shares of Class A common stock would decrease the liquidity for the remaining EISs or separately held shares of Class A common stock, as the case may be, which could further diminish the value of such securities. Furthermore, if the number of either of such securities outstanding falls below the minimum required for listing on the New York Stock Exchange, such securities may be delisted from such exchange.

***Future sales or the possibility of future sales of a substantial number of shares of our Class A common stock (separately or as part of EISs) or other securities convertible or exchangeable into Class A common stock may depress the price of our Class A common stock and EISs.***

We may issue shares of our Class A common stock (separately or as part of EISs), or other securities convertible or exchangeable into Class A common stock from time to time in future financings or as consideration for future acquisitions and investments. In the event any such future financing, acquisition or investment is significant, the number of shares of our Class A common stock, EISs or other securities convertible or exchangeable into Class A common stock that we may issue may in turn be significant. In addition, we may grant registration rights covering shares of our Class A common stock, EISs or other securities convertible or exchangeable into Class A common stock, as applicable, issued in connection with any such future financing, acquisitions and investments.

Future sales or the availability for sale of a substantial number of shares of our Class A common stock (separate or in the form of EISs) or other securities convertible or exchangeable into Class A common stock would dilute our earnings per share and the voting power of each share of Class A common stock outstanding prior to such sale or distribution, could adversely affect the prevailing market price of our securities and could impair our ability to raise capital through future sales of our securities.

***Our certificate of incorporation and bylaws and several other factors could limit another party's ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.***

Our certificate of incorporation and bylaws contain certain provisions that may make it difficult for another company to acquire us and for holders of our securities to receive any related takeover premium for their securities. For example, our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

Our corporate headquarters are located at Four Gatehall Drive, Suite 110, Parsippany, NJ 07054. Our manufacturing plants are generally located near major customer markets and raw materials. Of our five manufacturing facilities, four are owned and one is leased as of December 29, 2007. Management believes that our manufacturing plants have sufficient capacity to accommodate our planned growth. As of December 29, 2007, we owned or leased the offices, manufacturing and warehouse facilities and distribution centers described in the table below:

| Facility Location | Owned/ Leased | Description |
|---|---|---|
| Hurlock, Maryland | Owned | Manufacturing/Warehouse |
| Portland, Maine | Owned | Manufacturing/Warehouse |
| Stoughton, Wisconsin | Owned | Manufacturing/Warehouse |
| St. Johnsbury, Vermont | Owned | Manufacturing/Warehouse |
| St. Evariste, Québec | Owned | Storage Facility |
| Sharptown, Maryland | Owned | Storage Facility |
| Parsippany, New Jersey | Leased | Corporate Headquarters |
| Roseland, New Jersey | Leased | Manufacturing/Warehouse |
| La Vergne, Tennessee | Leased | Distribution Center |
| Houston, Texas | Leased | Distribution Center |
| Biddeford, Maine | Leased | Distribution Center |
| Seaford, Delaware | Leased | Distribution Center |
| Bentonville, Arkansas | Leased | Sales Office |

**Item 3. Legal Proceedings.**

We are from time to time involved in various claims and legal actions arising in the ordinary course of business, including proceedings involving product liability claims, worker's compensation and other employee claims, and tort and other general liability claims, as well as trademark, copyright, patent infringement and related claims and legal actions. In the opinion of our management, the ultimate disposition of any currently pending claims or actions will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

**Item 4. Submission of Matters to a Vote of Security Holders.**

During the fourth quarter of fiscal 2007, no matters were submitted to a vote of stockholders through solicitation of proxies or otherwise.

PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

### Market Information

We have two separate authorized classes of common stock, our Class A common stock, par value $0.01 per share, and our Class B common stock, par value $0.01 per share. As of December 29, 2007, there were 36,778,988 shares of Class A common stock issued and outstanding, 16,652,767 of which were held as part of EISs and 20,126,221 of which were held separate from EISs. Each EIS represents one share of Class A common stock and $7.15 principal amount of 12% senior subordinated notes due 2016. The holders of our EISs may separate each EIS into one share of Class A common stock and $7.15 principal amount of senior subordinated notes at any time. Upon the occurrence of certain events (including redemption of the senior subordinated notes or upon maturity of the senior subordinated notes), EISs will automatically separate. Conversely, subject to limitations, a holder of separate shares of Class A common stock and senior subordinated notes can combine such securities to form EISs. Separation and combination of EISs will automatically result in increases and decreases, respectively, in the number of shares of Class A common stock not held in the form of EISs. As of December 29, 2007, there were no shares of Class B common stock issued or outstanding.

Shares of our Class A common stock held separate from EISs are traded on the New York Stock Exchange under the symbol "BGS" and have been so traded since May 23, 2007. The following table sets forth the high and low sales prices of shares of our Class A common stock for each of the quarterly periods indicated.

| | High | Low |
|---|---|---|
| **Fiscal 2007** | | |
| Second Quarter | $14.05 | $12.90 |
| Third Quarter | $14.06 | $11.90 |
| Fourth Quarter | $13.10 | $ 9.72 |

Our EISs are traded on the New York Stock Exchange under the symbol "BGF" and have been so traded since June 18, 2007. From October 8, 2004 through June 15, 2007 our EISs traded on the American Stock Exchange. The following table sets forth the high and low sales prices of our EISs for each of the quarterly periods indicated.

| | High | Low |
|---|---|---|
| **Fiscal 2006** | | |
| First Quarter | $15.35 | $14.40 |
| Second Quarter | $16.35 | $14.11 |
| Third Quarter | $19.27 | $15.33 |
| Fourth Quarter | $20.80 | $15.91 |
| **Fiscal 2007** | | |
| First Quarter | $24.25 | $19.76 |
| Second Quarter | $25.00 | $19.70 |
| Third Quarter | $21.45 | $18.75 |
| Fourth Quarter | $21.06 | $16.80 |

### Holders

According to the records of our transfer agent, we had 12 holders of record of our Class A common stock as of February 29, 2008, including Cede & Co. as nominee for The Depository Trust Company (DTC). As of February 29, 2008, we had one holder of record of the EISs, Cede & Co. as nominee for DTC. Cede & Co. as nominee for DTC holds shares of our Class A common stock and EISs on behalf of participants in the DTC system, which in turn hold the shares of Class A common stock and the EISs on behalf of beneficial owners.

**Performance Graphs**

*Class A Common Stock.* Set forth below is a line graph comparing the change in the cumulative total shareholder return on our company's separately traded shares of Class A common stock with the cumulative total return of the AMEX Composite Index, the Russell MicroCap Index and the S&P Packaged Foods & Meats Index for the period from May 23, 2007 (the first day of trading of our separately traded shares of Class A common stock on the New York Stock Exchange) to December 29, 2007, assuming the investment of $100 on May 23, 2007 and the reinvestment of dividends. The separately traded Class A common stock price performance shown on the graph only reflects the change in our company's separately traded Class A common stock price relative to the noted indices and is not necessarily indicative of future price performance.

**Comparison of 7 Month Cumulative Total Return**
**Among B&G Foods, Inc. Class A Common Stock, the AMEX Composite Index, the Russell MicroCap Index and the S&P Packaged Foods & Meats Index**


$120
$100
$80
$60
$40
$20
$0
5/23/07
12/29/07

B&G Foods, Inc. Class A Common Stock — AMEX Composite — Russell MicroCap — S&P Packaged Foods & Meats

| | 5/23/2007 | 12/29/2007 |
|---|---|---|
| B&G Foods, Inc. Class A common stock (BGS) | $100.00 | $ 80.06 |
| Amex Composite Index | 100.00 | 108.83 |
| Russell MicroCap Index | 100.00 | 89.85 |
| S&P Packaged Foods & Meats | 100.00 | 96.24 |

*Enhanced Income Securities (EISs).* Set forth below is a line graph comparing the change in the cumulative total EIS holder return on our company's EISs with the cumulative total return of the AMEX Composite Index, the Russell MicroCap Index and the S&P Packaged Foods & Meats Index for the period from October 8, 2004 (the first day of trading of our EISs on the American Stock Exchange) to December 29, 2007, assuming the investment of $100 on October 8, 2004 and the reinvestment of dividends and interest. The EIS price performance shown on the graph only reflects the change in our company's EIS price relative to the noted indices and is not necessarily indicative of future price performance.

**Comparison of 39 Month Cumulative Total Return**
**Among B&G Foods, Inc. The AMEX Composite Index,**
**The Russell MicroCap Index and The S & P Packaged Foods & Meats Index**



$250
$200
$150
$100
$50
$0
10/8/04
1/1/05
12/31/05
12/30/06
12/29/07



B&G Foods, Inc
AMEX Composite
Russell MicroCap
S&P Packaged Foods & Meats


| | 10/8/2004 | 1/1/2005 | 12/31/2005 | 12/30/2006 | 12/29/2007 |
|---|---|---|---|---|---|
| B&G Foods, Inc. EIS (BGF) | $100.00 | $102.82 | $112.24 | $170.78 | $163.74 |
| Amex Composite Index | 100.00 | 114.25 | 140.37 | 167.61 | 195.21 |
| Russell MicroCap Index | 100.00 | 115.50 | 118.47 | 138.06 | 127.02 |
| S&P Packaged Foods & Meats | 100.00 | 110.97 | 102.10 | 118.95 | 121.54 |

**Dividend Policy**

*General*

Our dividend policy reflects a basic judgment that our stockholders would be better served if we distributed a substantial portion of our cash available to pay dividends to them instead of retaining it in our business. Under this policy, a substantial portion of the cash generated by our company in excess of operating needs, interest and principal payments on indebtedness, capital expenditures sufficient to maintain our properties and other assets is in general distributed as regular quarterly cash dividends (up to the intended dividend rate as determined by our board of directors) to the holders of our common stock and not retained by us. The current intended dividend rate for our Class A common stock is $0.848 per share per annum.

For fiscal 2007 and fiscal 2006, we had cash flows from operating activities of $34.0 million and $32.8 million, respectively, and distributed $24.1 million and $17.0 million as dividends, respectively. Our board of directors declared quarterly dividends of $0.212 per share of Class A common stock during each quarter of fiscal 2007 and fiscal 2006. No dividends were declared for our Class B common stock during fiscal 2007 or fiscal 2006.

Under U.S. federal income tax law, distributions to holders of our Class A common stock (whether held separately or as part of EISs) are taxable to the extent they are paid out of current or accumulated earnings and profits. Generally, the portion of the distribution treated as a return of capital should reduce the tax basis of the holders of our Class A common stock in such stock. Qualifying dividend income and the return of capital, if any, will be allocated on a pro-forma basis to all distributions for each fiscal year. B&G Foods has determined that for U.S. federal income tax purposes, 91.4% of dividends paid in fiscal 2007 would be treated as a return of capital and the remainder would be treated as a dividend paid from earnings and profits and that all dividends paid in fiscal 2006 would be treated as a return of capital.

As a result of our dividend policy, we may not retain a sufficient amount of cash to finance growth opportunities or unanticipated capital expenditure needs or to fund our operations in the event of a significant business downturn. We may have to forego growth opportunities or capital expenditures that would otherwise be necessary or desirable if we do not find alternative sources of financing. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer.

Our dividend policy is based upon our current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or other developments (which could, for example, increase our need for capital expenditures or working capital), new acquisition opportunities or other factors. Our board of directors is free to depart from or change our dividend policy at any time and could do so, for example, if it was to determine that we have insufficient cash to take advantage of growth opportunities.

*Restrictions on Dividend Payments*

Our ability to pay future dividends, if any, with respect to shares of our capital stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. We do not anticipate that we will have sufficient earnings to pay dividends and therefore expect that we will pay dividends out of surplus. Our board of directors will periodically and from time to time assess the appropriateness of the then current dividend policy before actually declaring any dividends.

Our senior notes indenture and our senior subordinated notes indenture restrict our ability to declare and pay dividends on our common stock as follows:

- we may use up to 100% of our excess cash (as defined below) for the period (taken as one accounting period) from and including the first fiscal quarter beginning after the date of the indentures to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such payment plus certain incremental funds described in the indentures for the payment of dividends so long as the fixed charge coverage ratio for the four most recent fiscal quarters for which internal financial statements are available is not less than 1.6 to 1.0;

- at any time the fixed charge coverage ratio for the four preceding fiscal quarter period is less than 1.6 to 1.0, we may pay dividends on our common stock, in the quarter in which such payment is made, of up to $10.0 million in the aggregate plus certain incremental funds;
- if our net cash balance is less than $10.0 million at the end of any fiscal year, then we may only use up to 98% of our excess cash pursuant to the first bullet of this paragraph until the earlier of (a) the first fiscal year end thereafter at which our net cash balance (which is the amount of cash and cash equivalents set forth on our consolidated balance sheet as of such period end minus funded indebtedness under any secured revolving credit facility) equals or exceeds $10.0 million or (b) the first fiscal quarter thereafter at which our net cash balance exceeds $12.5 million; and
- we may not pay any dividends on any dividend payment date if a default or event of default under either indenture has occurred or is continuing.

Excess cash is defined in our senior subordinated notes indenture, under the terms of our credit facility and in our senior notes indenture. Excess cash is calculated as "consolidated cash flow," as defined in the indentures and under the terms of our credit facility (which, in each case, allows for the add-back of restructuring charges and which is equivalent to the term adjusted EBITDA), minus the sum of cash tax expense, cash interest expense, certain capital expenditures, certain repayment of indebtedness and the cash portion of the restructuring charges. Excess cash is not a substitute for operating income or net income, as determined in accordance with generally accepted accounting principles (GAAP). Excess cash is not a complete net cash flow measure because excess cash is a measure of liquidity that does not include reductions for cash payments for an entity's obligation to fund changes in its working capital, acquisitions, if any, and repay its debt and pay its dividends. Rather, excess cash is one potential indicator of our ability to fund these cash requirements in compliance with our debt agreements. Excess cash is also not a complete measure of our profitability because it does not include costs and expenses for depreciation and amortization, transaction related compensation and non-cash restructuring charges. We believe that the most directly comparable GAAP measure to excess cash is net cash provided by operating activities. We believe excess cash is indicative of our ability to declare and pay dividends on our Class A common stock in compliance with the restricted payment covenants under our senior subordinated notes indenture, the terms of our credit facility and our senior notes indenture.

Excess cash does not represent the amount we intend to distribute as dividends for any quarterly period but rather is a restriction on the maximum level of dividend payments, if any, that we are permitted to declare and pay under the terms of our senior subordinated notes indenture and our senior notes indenture and under and our credit facility.

In addition, the terms of our credit facility also restrict our ability to declare and pay dividends on our common stock. In accordance with the terms of our credit facility, we are not permitted to declare or pay dividends unless we are permitted to do so under the indentures governing the senior notes and senior subordinated notes. In addition, our credit facility does not permit us to pay dividends unless we maintain:

- a "consolidated interest coverage ratio" (defined as the ratio of our adjusted EBITDA for any period of four consecutive fiscal quarters to our consolidated interest expense for such period payable in cash) of not less than 1.35 to 1.0;
- a "consolidated senior leverage ratio" (defined as the ratio of our consolidated total debt, as of the last day of any period of four consecutive fiscal quarters to our adjusted EBITDA) of not more than 5.00 to 1.0; and

- a "consolidated total leverage ratio" (defined as the ratio of our consolidated total debt of the last day of any period to our adjusted EBITDA for any period of four consecutive fiscal quarters) of not more than 7.00 to 1.0.

Furthermore, while interest on our senior notes and senior subordinated notes is fixed and interest on the term loan under our credit facility is effectively fixed (as a result of a swap agreement), those notes and the credit facility will need to be refinanced on or prior to their maturity dates in 2011, 2016, and 2013, respectively, and thereafter our interest expense could be higher and the terms of any new financing may restrict us from paying the level of current intended dividends or any dividends at all. Also, to the extent we finance capital expenditures, working capital or other cash needs with indebtedness under our credit facility or otherwise, we will incur additional cash interest expense and debt service obligations that could reduce our cash available to pay dividends.

Subject to the limitations described elsewhere in this report, we have the ability to issue additional Class A common stock (separately or as part of EISs), Class B common stock other equity securities or preferred stock for such consideration and on such terms and conditions as are established by our board of directors in its sole discretion and without the approval of the holders of our common stock or EISs. It is possible that we will fund acquisitions, if any, through the issuance of additional common stock, other equity securities, EISs or preferred stock. Holders of any additional common stock, other equity securities or EISs issued by us may be entitled to share equally with the holders of Class A common stock and EISs in dividend distributions. The certificate of designation of any preferred stock issued by us may provide that the holders of preferred stock are senior to the holders of our common stock with respect to the payment of dividends. If we were to issue additional common stock, other equity securities, EISs or preferred stock, it would be necessary for us to generate additional cash available to pay dividends in order for us to distribute dividends at the same rate per share as distributed prior to any such additional issuance.

*Dividends Not Mandatory or Guaranteed.* We cannot assure you that we will continue to pay dividends at the historical level set forth above or at all. Dividend payments are not mandatory or guaranteed, and holders of our common stock do not have any legal right to receive, or require us to pay, dividends. Our board of directors may, in its sole discretion, amend or repeal our dividend policy at any time. Furthermore, our board of directors may decrease the level of dividends below the intended dividend rate set forth above, or discontinue entirely the payment of dividends.

**Securities Authorized for Issuance Under Equity Compensation Plans**

As of December 29, 2007, we did not have any equity compensation plans.

**Recent Sales of Unregistered Securities**

The information required by Item 701 of Regulation S-K as to all equity securities of our company that were sold by us during the period covered by this report that were not registered under the Securities Act of 1934, as amended, has previously been included in the Current Reports on Form 8-K that we filed with the SEC on May 14, 2007 and May 29, 2007.

**Issuer Purchases of Equity Securities**

During fiscal 2007, we did not repurchase shares of any class of our equity securities that was registered pursuant to Section 12.

## Item 6. Selected Financial Data.

The following selected historical consolidated financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes to those statements included in this report. The selected historical consolidated financial data as of and for the years ended December 29, 2007 (fiscal 2007), December 30, 2006 (fiscal 2006), December 31, 2005 (fiscal 2005), January 1, 2005 (fiscal 2004) and January 3, 2004 (fiscal 2003) have been derived from our audited consolidated financial statements.

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 | Fiscal 2003 |
|---|---|---|---|---|---|
| | (Dollars in thousands, except ratios and per share data) | | | | |
| **Consolidated Statement of Operations Data[1]:** | | | | | |
| Net sales | $ 471,336 | $411,306 | $379,262 | $372,754 | $ 328,356 |
| Cost of goods sold | 323,316 | 297,053 | 271,929 | 260,814 | 226,174 |
| Cost of goods sold—restructuring charge | — | — | 3,839 | — | — |
| Gross profit | 148,020 | 114,253 | 103,494 | 111,940 | 102,182 |
| Sales, marketing and distribution expenses | 51,684 | 45,343 | 41,522 | 43,241 | 39,477 |
| General and administrative expenses[2] | 9,682 | 7,688 | 6,965 | 4,885 | 6,313 |
| Management fees—related party | — | — | — | 386 | 500 |
| Transaction related compensation expenses[3] | — | — | — | 9,859 | — |
| Gain on sale of property, plant and equipment[4] | — | (525) | — | — | — |
| Amortization expense—customer relationships[5] | 5,501 | 731 | — | — | — |
| Operating income | 81,153 | 61,016 | 55,007 | 53,569 | 55,892 |
| Interest expense, net[6] | 52,688 | 43,481 | 41,767 | 48,148 | 31,205 |
| Income before income tax expense | 28,465 | 17,535 | 13,240 | 5,421 | 24,687 |
| Income tax expense | 10,640 | 5,962 | 5,235 | 2,126 | 9,519 |
| Net income | 17,825 | 11,573 | 8,005 | 3,295 | 15,168 |
| Preferred stock accretion | — | — | — | 11,666 | 13,336 |
| Gain on repurchase of preferred stock | — | — | — | (17,622) | — |
| Net income available to common stockholders | $ 17,825 | $ 11,573 | $ 8,005 | $ 9,251 | $ 1,832 |
| *Earnings per share data:* | | | | | |
| Weighted average basic and diluted Class A shares outstanding | 29,911 | 20,000 | 20,000 | 4,231 | — |
| Weighted average basic Class B shares outstanding | 3,093 | 7,556 | 7,556 | 10,739 | 11,593 |
| Weighted average diluted Class B shares outstanding | 3,093 | 7,556 | 7,556 | 13,813 | 15,492 |
| Net income (loss) available to common stockholders per share: | | | | | |
| Distributed basic and diluted earnings: | | | | | |
| Class A common stock | $ 0.92 | $ 0.85 | $ 0.85 | $ 0.88 | $ — |
| Basic earnings per share: | | | | | |
| Class A common stock | $ 0.62 | $ 0.65 | $ 0.53 | $ 1.25 | $ — |
| Class B common stock | $ (0.30) | $ (0.20) | $ (0.33) | $ 0.37 | $ 0.16 |
| Diluted earnings per share: | | | | | |
| Class A common stock | $ 0.62 | $ 0.65 | $ 0.53 | $ 1.19 | $ — |
| Class B common stock | $ (0.30) | $ (0.20) | $ (0.33) | $ 0.31 | $ 0.12 |
| **Other Financial Data[1]:** | | | | | |
| Net cash provided by operating activities | $ 34,049 | $ 32,771 | $ 22,523 | $ 19,302 | $ 27,431 |
| Capital expenditures | (14,230) | (7,306) | (6,659) | (6,598) | (6,442) |
| Payments for acquisition of businesses | (200,526) | (30,102) | (2,513) | — | (118,179) |
| Net proceeds from sale of property, plant and equipment | — | 1,275 | — | 52 | — |
| Net cash provided by (used in) financing activities | 187,693 | 7,621 | (16,448) | 7,628 | 89,470 |
| EBITDA[7] | $ 94,451 | $ 69,000 | $ 61,919 | $ 60,292 | $ 61,906 |
| Ratio of earnings to fixed charges[8] | 1.5x | 1.4x | 1.3x | 1.1x | 1.8x |
| Senior debt / EBITDA[9] | 3.9x | 3.8x | 3.9x | 4.0x | 2.4x |
| Total debt / EBITDA | 5.7x | 6.2x | 6.6x | 6.7x | 6.0x |
| EBITDA / cash interest expense[10] | 2.0x | 1.7x | 1.6x | 1.9x | 2.3x |
| **Consolidated Balance Sheet Data (at end of period)[1]:** | | | | | |
| Cash and cash equivalents | $ 36,606 | $ 29,626 | $ 25,429 | $ 28,525 | $ 8,092 |
| Net working capital[11] | 78,499 | 73,415 | 78,407 | 73,259 | 59,245 |
| Total assets | 847,590 | 616,205 | 594,175 | 595,952 | 549,939 |
| Total debt | 535,800 | 430,800 | 405,800 | 405,800 | 368,796 |
| Mandatorily redeemable preferred stock | — | — | — | — | 43,188 |
| Total stockholders' equity[12][13] | $ 174,635 | $ 75,487 | $ 83,274 | $ 92,261 | $ 49,991 |

(1) We completed the initial acquisition of the *Ortega* business from Nestlé on August 21, 2003. We subsequently completed the acquisition of the *Ortega* food service dispensing pouch and dipping cup business from Nestlé on December 1, 2005. We completed the *Grandma's* molasses acquisition from Cadbury Schweppes, on January 10, 2006. We completed the *Cream of*

*Wheat* acquisition from Kraft effective February 25, 2007. The *Ortega* acquisitions, the *Grandma's* molasses acquisition and the *Cream of Wheat* acquisition have been accounted for using the purchase method of accounting and, accordingly, the assets acquired, liabilities assumed and results of operations of the acquired businesses are included in our consolidated financial statements from the respective dates of acquisition. These acquisitions and the application of the purchase method of accounting for these acquisitions affect comparability between periods.

(2) General and administrative expenses for fiscal 2007 include an accrual of $1.9 million relating to a special bonus pool approved by our compensation committee to be paid in fiscal 2008 to our executive officers and certain members of senior management to recognize their significant contributions to the successful completion of the *Cream of Wheat* acquisition and the Class A common stock offering, offset by an insurance reimbursement of $0.8 million relating to a previously reported employee theft. General and administrative expenses for fiscal 2003 include a bad debt expense of $0.6 million ($0.4 million, net of taxes) relating to Fleming Companies, Inc., which filed for bankruptcy protection on April 1, 2003.

(3) Transaction related compensation expenses in fiscal 2004, which were incurred in connection with our 2004 EIS offering and related transactions, include $6.0 million of transaction bonuses and $3.9 million for the repurchase of employee stock options.

(4) The gain on sale of property, plant and equipment of $0.5 million relates to the sale of our New Iberia, Louisiana, manufacturing facility on July 9, 2006.

(5) Amortization expense of customer relationships are amortized over their useful lives of 20 years and includes the amortization expense relating to the amortization of customer relationship intangibles acquired in the *Grandma's* molasses acquisition and *Cream of Wheat* acquisition, which was $5.5 million for fiscal 2007 and $0.7 million for fiscal 2006. We had no customer relationship intangibles in fiscal 2005, 2004 or 2003.

(6) Fiscal 2004 net interest expense includes $13.9 million of costs relating to the early extinguishment of debt incurred in connection with our 2004 EIS offering, the concurrent offerings and the related transactions. Included in these costs are: $8.4 million for the write-off of deferred debt issuance costs, $4.9 million for bond tender costs and $0.6 million for the payment of bond discount.

(7) EBITDA is a non-GAAP financial measure used by management to measure operating performance. A non-GAAP financial measure is defined as a numerical measure of our financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated balance sheets and related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows. EBITDA is defined as net income before net interest expense, income taxes, depreciation, and amortization. Management believes that it is useful to eliminate net interest expense, income taxes, depreciation and amortization because it allows management to focus on what it deems to be a more reliable indicator of ongoing operating performance and our ability to generate cash flow from operations. We use EBITDA in our business operations, among other things, to evaluate our operating performance, develop budgets and measure our performance against those budgets, determine employee bonuses and evaluate our cash flows in terms of cash needs. We also present EBITDA because we believe it is a useful indicator of our historical debt capacity and ability to service debt and because covenants in our credit facility, our senior notes indenture and our senior subordinated notes indenture contain ratios based on this measure. As a result, internal management reports used during monthly operating reviews feature the EBITDA metric. However, management uses this metric in conjunction with traditional GAAP operating performance and liquidity measures as part of its overall assessment of company performance and liquidity and therefore does not place undue reliance on this measure as its only measure of operating performance and liquidity.

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to operating income or net income as an indicator of operating performance or any other GAAP measure. EBITDA is not a complete net cash flow measures because EBITDA is a measure of liquidity that does not include reductions for cash payments for an entity's obligation to service its debt, fund its working capital, capital expenditures and acquisitions and pay its income taxes and dividends. Rather, EBITDA is a potential indicator of an entity's ability to fund these cash requirements. EBITDA is not a complete measure of an entity's profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. However, EBITDA can still be useful in evaluating our performance against our peer companies because management believes this measure provides users with valuable insight into key components of GAAP amounts.

A reconciliation of EBITDA to net income and to net cash provided by operating activities for fiscal 2007, 2006, 2005, 2004 and 2003 along with the components of EBITDA follows:

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 | Fiscal 2003 |
|---|---|---|---|---|---|
| | | (Dollars in thousands) | | | |
| Net income | $ 17,825 | $ 11,573 | $ 8,005 | $ 3,295 | $ 15,168 |
| Income tax expense | 10,640 | 5,962 | 5,235 | 2,126 | 9,519 |
| Interest expense, net[(A)] | 52,688 | 43,481 | 41,767 | 48,148 | 31,205 |
| Depreciation and amortization | 13,298 | 7,984 | 6,912 | 6,723 | 6,014 |
| EBITDA | 94,451 | 69,000 | 61,919 | 60,292 | 61,906 |
| Income tax expense | (10,640) | (5,962) | (5,235) | (2,126) | (9,519) |
| Interest expense, net[(A)] | (52,688) | (43,481) | (41,767) | (48,148) | (31,205) |
| Deferred income taxes | 9,323 | 6,165 | 4,795 | 7,462 | 4,382 |
| Amortization of deferred debt issuance costs and bond discount | 3,190 | 2,830 | 2,791 | 2,532 | 2,839 |
| Write-off of deferred debt issuance costs | 1,769 | — | — | — | 1,831 |
| Costs relating to the early extinguishment of debt[(A)] of effects of business combination | — | — | — | 13,906 | — |
| Gain on sale of property, plant and equipment[(B)] | — | (525) | — | — | — |
| Non-cash restructuring charge—property, plant, equipment and inventory impairment[(B)] | — | — | 3,070 | — | — |
| Changes in assets and liabilities, net of effects of business combination | (11,356) | 4,744 | (3,050) | (14,616) | (2,803) |
| Net cash provided by operating activities | $ 34,049 | $ 32,771 | $ 22,523 | $ 19,302 | $ 27,431 |

(A) Net interest expense in fiscal 2004 includes $13.9 million of costs relating to the early extinguishment of debt incurred in connection with our 2004 EIS offering, the concurrent offerings and the related transactions. Included in these costs are: $8.4 million for the write-off of deferred debt issuance costs, $4.9 million for bond tender costs and $0.6 million for the payment of bond discount.

(B) On July 1, 2005, we closed our New Iberia, Louisiana, manufacturing facility as part of our ongoing efforts to improve our production capacity utilization, productivity, and operating efficiencies and lower our overall costs. In the fifty-two weeks ended December 31, 2005, we recorded a charge of $3.8 million. The charge associated with the plant closing included a cash charge for employee compensation and other costs of $0.8 million and a non-cash charge for the impairment of property, plant, equipment and inventory of $3.0 million. We sold the New Iberia, Louisiana, manufacturing facility on July 9, 2006 and recognized a gain of $0.5 million on the sale.

(8) We have calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges. For the purpose of this computation, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of the sum of interest on indebtedness, amortized expenses related to indebtedness, and an interest component of lease rental expense.

(9) Senior debt, as defined in the indenture governing our senior subordinated notes, is equal to all of our outstanding debt excluding our senior subordinated notes.

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 | Fiscal 2003 |
|---|---|---|---|---|---|
| | | (Dollars in thousands, except ratios) | | | |
| Senior secured credit facility: | | | | | |
| Revolving credit facility | $ — | $ — | $ — | $ — | $ — |
| Term loan | 130,000 | 25,000 | — | — | 149,625 |
| Senior notes | 240,000 | 240,000 | 240,000 | 240,000 | — |
| Obligations under capital leases | — | — | — | — | — |
| Senior debt | $370,000 | $265,000 | $240,000 | $240,000 | $149,625 |
| EBITDA | $ 94,451 | $ 69,000 | $ 61,919 | $ 60,292 | $ 61,906 |
| Senior debt / EBITDA | 3.9x | 3.8x | 3.9x | 4.0x | 2.4x |

(10) Cash interest expense, calculated below, is equal to net interest expense less amortization of deferred financing and bond discount and early extinguishment of debt costs.

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 | Fiscal 2003 |
|---|---|---|---|---|---|
| | (Dollars in thousands, except ratios) | | | | |
| Interest expense, net | $52,688 | $43,481 | $41,767 | $ 48,148 | $31,205 |
| Amortization of deferred financing and bond discount | (3,190) | (2,830) | (2,791) | (2,532) | (2,839) |
| Early extinguishments of debt costs including: write-off of deferred debt issuance costs, bond tender costs and bond discount | (1,769) | — | — | (13,906) | (1,831) |
| Cash interest expense | $47,729 | $40,651 | $38,976 | $ 31,710 | $26,535 |
| EBITDA | $94,451 | $69,000 | $61,919 | $ 60,292 | $61,906 |
| EBITDA / cash interest expense | 2.0x | 1.7x | 1.6x | 1.9x | 2.3x |

(11) Net working capital is current assets excluding cash and cash equivalents minus current liabilities.

(12) We adopted SFAS No. 158, "*Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R*" (SFAS No. 158) effective December 30, 2006. For fiscal 2006, the adoption of SFAS No. 158 resulted in the recognition of an incremental $2.6 million of additional pension obligations, an increase in deferred tax assets of $1.0 million and a decrease to stockholders' equity of $1.6 million, with no impact to our statements of operations or cash flows. See "Recent Accounting Pronouncements" in Item 7 below.

(13) We adopted SAB No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" (SAB No. 108) effective January 1, 2006. The adoption of SAB No. 108 allowed a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. In accordance with SAB No. 108, we have adjusted our opening accumulated deficit for fiscal 2006 in the amount of $0.6 million to re-establish certain deferred tax liabilities that were reversed prior to fiscal 2001. See "Recent Accounting Pronouncements" in Item 7 below.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 1A, "Risk Factors" and under the heading "Forward-Looking Statements" below and elsewhere in this report. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

### General

We manufacture, sell and distribute a diverse portfolio of branded, high quality, shelf-stable food products, many of which have leading regional or national market shares. In general, we position our branded products to appeal to the consumer desiring a high quality and reasonably priced product. We complement our branded product retail sales with growing institutional and food service sales and limited private label sales.

Our goal is to continue to increase sales, profitability and cash flows by enhancing our existing portfolio of branded shelf stable products and by capitalizing on our competitive strengths. We intend to implement our growth strategy through the following initiatives: expanding our brand portfolio with acquisitions of complementary branded businesses, continuing to develop innovative new products and delivering them to market quickly, leveraging our unique multiple channel sales and distribution system and continuing to focus on higher growth customers and distribution channels.

Since 1996, we have successfully acquired and integrated 18 separate brands into our operations. We completed the acquisition of the *Ortega* food service dispensing pouch and dipping cup cheese sauce businesses from Nestlé USA, Inc. on December 1, 2005, which we refer to in this report as the "*Ortega* food service dispensing pouch and dipping cup acquisition." We completed the acquisition of the *Grandma's* molasses business from Motts LLP, a Cadbury Schweppes Americas Beverages Company, on January 10, 2006, which we refer to in this report as the *Grandma's* molasses acquisition. We completed the acquisition of the *Cream of Wheat* and *Cream of Rice* brands from Kraft Foods Global, Inc., effective February 25, 2007, which we refer to in this report as the "*Cream of Wheat* acquisition." The *Ortega* food service dispensing pouch and dipping cup acquisition, the *Grandma's* molasses acquisition and the *Cream of Wheat* acquisition have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and results of operations of the acquired businesses are included in our consolidated financial statements from the respective dates of acquisition. These acquisitions and the application of the purchase method of accounting for these acquisitions affect comparability between periods.

We are subject to a number of challenges that may adversely affect our businesses. These challenges, which are discussed above under Item 1A, "Risk Factors" and below under the heading "Forward-Looking Statements" include:

*Fluctuations in Commodity Prices and Production and Distribution Costs:* We purchase raw materials, including agricultural products, meat, poultry, other raw materials, ingredients and packaging materials from growers, commodity processors, other food companies and packaging manufacturers. Raw materials, ingredients and packaging materials are subject to fluctuations in price attributable to a number of factors. Fluctuations in commodity prices can lead to retail price volatility and intensive price competition, and can influence consumer and trade buying patterns. In fiscal 2007, our commodity prices for wheat, maple syrup, beans and corn sweeteners were higher than those incurred during fiscal 2006. In addition, the cost of labor, manufacturing, energy, fuel, packaging materials and other costs related to the production and distribution of our food products have risen significantly in recent years and at an increasing rate in recent months. We expect that many of these costs will continue to rise for the foreseeable future. We manage these risks by entering into short-term supply contracts and advance commodities purchase agreements from time to time, implementing cost saving measures and, if necessary, by raising sales prices. We cannot assure you that any cost saving measures or sales price increases by us will offset increases to our raw material, ingredient, packaging and distribution costs. To the extent we are unable to offset these cost increases, our operating results will be significantly impacted during fiscal 2008.

*Consolidation in the Retail Trade and Consequent Inventory Reductions:* As the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers may demand lower pricing and increased promotional programs. These customers are also reducing their inventories and increasing their emphasis on private label products.

*Changing Customer Preferences:* Consumers in the market categories in which we compete frequently change their taste preferences, dietary habits and product packaging preferences.

*Consumer Concern Regarding Food Safety, Quality and Health:* The food industry is subject to consumer concerns regarding the safety and quality of certain food products, including the health implications of genetically modified organisms and obesity.

*A Weakening of the U.S. Dollar in Relation to the Canadian Dollar:* We purchase the majority of our maple syrup requirements from suppliers located in Québec, Canada. Over the past several years the U.S. dollar has weakened against the Canadian dollar, which has in turn significantly increased our costs relating to the production of our maple syrup products.

To confront these challenges, we continue to take steps to build the value of our brands, to improve our existing portfolio of products with new product and marketing initiatives, to reduce costs through improved productivity and to address consumer concerns about food safety, quality and health.

**Critical Accounting Policies; Use of Estimates**

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires our management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates and assumptions made by management involve trade and consumer promotion expenses; allowances for excess, obsolete and unsaleable inventories; pension benefits; purchase accounting allocations; the recoverability of goodwill, trademarks, customer relationship intangibles, property, plant and equipment and deferred tax assets; the accounting for our EISs; and the accounting for earnings per share. Actual results could differ from these estimates and assumptions.

Our significant accounting policies are described more fully in note 2 to our consolidated financial statements included elsewhere in this report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

***Trade and Consumer Promotion Expenses***

We offer various sales incentive programs to customers and consumers, such as price discounts, in-store display incentives, slotting fees and coupons. The recognition of expense for these programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from our estimates.

### *Inventories*

Inventories are stated at the lower of cost or market. Cost is determined using the first in, first out and average cost methods. Inventories have been reduced by an allowance for excess, obsolete and unsaleable inventories. The allowance is an estimate based on our management's review of inventories on hand compared to estimated future usage and sales.

### *Long-Lived Assets*

Long-lived assets, such as property, plant and equipment, and intangibles with estimated useful lives are depreciated or amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated cost to sell. Estimating future cash flows and calculating fair value of assets requires significant estimates and assumptions by management.

### *Goodwill and Trademarks*

Goodwill and intangible assets with indefinite useful lives (trademarks) are tested for impairment at least annually and whenever events or circumstances occur indicating that goodwill or indefinite life intangibles might be impaired.

We perform the annual impairment tests as of the last day of each fiscal year. The annual goodwill impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of our company with our company's carrying value, including goodwill. If the carrying value of our company exceeds our fair value, we perform the second step of the impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of goodwill with the carrying value of that goodwill and recognizing a loss for the difference. Calculating our fair value requires significant estimates and assumptions by management. We estimate our fair value by applying third party market value indicators to our EBITDA. We test indefinite life intangible assets for impairment by comparing their carrying value to their fair value that is determined using a cash flow method and recognize a loss to the extent the carrying value is greater.

We completed our annual impairment tests for fiscal 2007, 2006 and 2005 with no adjustments to the carrying values of goodwill and indefinite life intangibles. We did not note any events or circumstances during fiscal 2007, 2006 or 2005 that would indicate that goodwill or indefinite life intangibles might be impaired.

### *Accounting Treatment for EISs.*

Our EISs include Class A common stock and senior subordinated notes. Upon completion of our 2004 EIS offering (including the exercise of the over-allotment option), we allocated the proceeds from the issuance of the EISs, based upon relative fair value at the issuance date, to the Class A common stock and the senior subordinated notes. We have assumed that the price paid in the EIS offering was equivalent to the combined fair value of the Class A common stock and the senior subordinated notes, and the price paid in the offering for the senior subordinated notes sold separately (not in the form of EISs) was equivalent to their initial stated principal amount. We have concluded there are no embedded derivative features related to the EIS that require bifurcation under FASB Statement

No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended (SFAS No. 133). We have determined the fair value of the Class A common stock and the senior subordinated notes with reference to a number of factors, including the sale of the senior subordinated notes sold separately from the EISs that have the same terms as the senior subordinated notes included in the EISs. Therefore, we have allocated the entire proceeds of the EIS offering to the Class A common stock and the senior subordinated notes, and the allocation of the EIS proceeds to the senior subordinated notes did not result in a premium or discount.

We have concluded that the call option and the change in control put option in the senior subordinated notes do not warrant separate accounting under SFAS No. 133 because they are clearly and closely related to the economic characteristics of the host debt instrument. Therefore, we have allocated the entire proceeds of the offering to the Class A common stock and the senior subordinated notes. Upon subsequent issuances, if any, of senior subordinated notes, we will evaluate whether the call option and the change in control put option in the senior subordinated notes require separate accounting under SFAS No. 133. We expect that if there is a substantial discount or premium upon a subsequent issuance of senior subordinated notes, we may need to separately account for the call option and the change in control put option features as embedded derivatives for such subsequent issuance. If we determine that the embedded derivatives, if any, require separate accounting from the debt host contract under SFAS No. 133, the call option and the change in control put option associated with the senior subordinated notes will be recorded as derivative liabilities at fair value, with changes in fair value recorded as other non-operating income or expense. Any discount on the senior subordinated notes resulting from the allocation of proceeds to an embedded derivative will be amortized to interest expense over the remaining life of the senior subordinated notes.

The Class A common stock portion of each EIS is included in stockholders' equity, net of the related portion of the EIS transaction costs allocated to Class A common stock. Dividends paid on our Class A common stock portion of each EIS have historically been recorded as a decrease to additional paid-in capital when declared by us. The senior subordinated note portion of each EIS is included in long-term debt, and the related portion of the EIS transaction costs allocated to the senior subordinated notes was capitalized as deferred debt issuance costs and is being amortized to interest expense using the effective interest method. Interest on the senior subordinated notes is charged to interest expense as accrued by us and deducted for income tax purposes.

***Income Tax Expense Estimates and Policies***

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax expenses together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe the recovery is not likely, we establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we include such charge in our tax provision, or reduce our tax benefits in our consolidated statement of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

There are various factors that may cause these tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future U.S. federal and state income tax laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to the U.S. federal and state income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our consolidated financial statements when new regulations and legislation are enacted. We recognize the benefit of an uncertain tax position that we have taken or expect to take on the income tax returns we file if it is more likely than not that such tax position will be sustained based upon its technical merits.

*Earnings Per Share*

We currently have one class of common stock issued and outstanding, designated as Class A common stock. Prior to May 29, 2007, we had two classes of common stock issued and outstanding, designated as Class A common stock and Class B common stock. For periods in which we had shares of both Class A and Class B common stock issued and outstanding, we present earnings per share using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings or losses.

Net income is allocated between the two classes of common stock based upon the two-class method. Basic and diluted earnings per share for the Class A common stock and Class B common stock is calculated by dividing allocated net income by the weighted average number of shares of Class A common stock and Class B common stock outstanding.

*Pension Expense*

We have defined benefit pension plans covering substantially all of our employees. Our funding policy is to contribute annually the amount recommended by our actuaries. The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of certain market interest rates. We review pension assumptions regularly and we may from time to time make voluntary contributions to our pension plans, which exceed the amounts required by statute. During fiscal 2007, we made total pension contributions to our pension plans of $3.7 million compared with $2.6 million in fiscal 2006. Changes in interest rates and the market value of the securities held by the plans could materially change, positively or negatively, the underfunded status of the plans and affect the level of pension expense and required contributions in fiscal 2008 and beyond.

Our discount rate assumption increased from 5.90% at December 30, 2006 to 6.50% at December 29, 2007 for our pension plans. We presently anticipate that assumption changes, coupled with the amortization of deferred gains and losses will result in a decrease in fiscal 2008 pre-tax pension expense of approximately $1.0 million. While we do not presently anticipate a change in our fiscal 2008 assumptions, as a sensitivity measure, a 0.25% decline or increase in our discount rate would increase or decrease our pension expense by approximately $0.1 million. Similarly, a 0.25% decrease or increase in the expected return on pension plan assets would increase or decrease our pension expense by approximately $0.1 million.

In August 2006, the Pension Protection Act of 2006 was signed into law. The major provisions of the statute took effect on January 1, 2008. Among other things, the statute is designed to ensure timely and adequate funding of qualified pension plans by shortening the time period within which employers must fully fund pension benefits. Due to the fully funded status of our pension plans as of December 29, 2007, the Pension Protection Act of 2006 is not currently expected to have a significant impact on our future pension funding requirements.

The adoption of SFAS No. 158 as of December 30, 2006 required us to record an incremental after-tax charge of $1.6 million for fiscal 2006, in accumulated other comprehensive loss related to the unrecognized net actuarial losses and unrecognized prior service costs.

*Acquisition Accounting*

We account for acquired businesses using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists.

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

All of these judgments and estimates can materially impact our results of operations.

**Results of Operations**

The following table sets forth the percentages of net sales represented by selected items reflected in our consolidated statements of operations. The comparisons of financial results are not necessarily indicative of future results:

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| **Statement of Operations:** | | | |
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of goods sold | 68.6% | 72.2% | 71.7% |
| Cost of goods sold—restructuring charge | — | — | 1.0% |
| Gross profit | 31.4% | 27.8% | 27.3% |
| Sales, marketing and distribution expenses | 11.0% | 11.0% | 10.9% |
| General and administrative expenses | 2.0% | 1.9% | 1.8% |
| Gain on sale of property, plant and equipment | — | (0.1)% | — |
| Amortization expense—customer relationships | 1.2% | 0.2% | — |
| Operating income | 17.2% | 14.8% | 14.5% |
| Interest expense, net | 11.2% | 10.6% | 11.0% |
| Income before income tax expense | 6.0% | 4.2% | 3.5% |
| Income tax expense | 2.2% | 1.4% | 1.4% |
| Net income | 3.8% | 2.8% | 2.1% |

As used in this section the terms listed below have the following meanings:

*Net Sales.* Our net sales represents gross sales of products shipped to customers plus amounts charged customers for shipping and handling, less cash discounts, coupon redemptions, slotting fees and trade promotional spending.

*Gross Profit.* Our gross profit is equal to our net sales less cost of goods sold. The primary components of our cost of goods sold are cost of internally manufactured products, purchases of finished goods from co-packers plus freight costs to our distribution centers and to our customers.

*Sales, Marketing and Distribution Expenses.* Our sales, marketing and distribution expenses include costs for marketing personnel, consumer advertising programs, internal sales forces, brokerage costs and warehouse facilities.

*General and Administrative Expenses.* Our general and administrative expenses include administrative employee compensation and benefit costs, as well as information technology infrastructure and communication costs, office rent and supplies, professional services, management fees and other general corporate expenses. For fiscal 2007, general and administrative expenses are net of insurance proceeds relating to a previously reported employee theft.

*Gain on Sale of Property, Plant and Equipment.* Gain on sale of property, plant and equipment includes any gain or loss on the sale of property, plant and equipment.

*Amortization Expense—Customer Relationships.* Amortization expense—customer relationships includes the amortization expense associated with customer relationship intangibles, which are amortized over their useful lives of 20 years.

*Net Interest Expense.* Net interest expense includes interest relating to our outstanding indebtedness and amortization and write off of deferred debt issuance costs, net of interest income.

***Fiscal 2007 Compared to Fiscal 2006***

*Net Sales.* Net sales increased $60.0 million or 14.6% to $471.3 million for fiscal 2007 from $411.3 million for fiscal 2006. The *Cream of Wheat* acquisition accounted for $54.2 million of the net sales increase offset by a decrease in net sales of $3.0 million relating to the termination of a temporary co-packing arrangement. The remaining $8.8 million net sales increase related to increases in sales price and unit volume. Net sales of our *Maple Grove Farms, Grandma's, Las Palmas, Ortega, Joan of Arc* and *Brer* products increased by $9.3 million, $1.1 million, $1.0 million, $1.0 million, $0.5 million and $0.3 million, or 15.7%, 11.1%, 4.2%, 1.0%, 4.6% and 10.7%, respectively. These increases were offset by a reduction in net sales of *Emeril's, B&G, Regina* and *Underwood* products of $1.8 million, $1.6 million, $0.8 million and $0.6 million or 8.3%, 3.8%, 6.9% and 2.6%, respectively. In the aggregate, net sales for all other brands increased $0.4 million or 0.5%.

*Gross Profit.* Gross profit increased $33.7 million or 29.6% to $148.0 million in fiscal 2007 from $114.3 million in fiscal 2006. Gross profit expressed as a percentage of net sales increased 3.6% to 31.4% in fiscal 2007 from 27.8% in fiscal 2006. The increase in gross profit expressed as a percentage of net sales was primarily due to the positive effect of the *Cream of Wheat* acquisition, which improved our overall gross profit expressed as a percentage of net sales by 4.2%. Our gross profit expressed as a percentage of net sales for all other brands in the aggregate decreased by 0.6% primarily due to the higher costs for packaging, corn sweeteners, beans and maple syrup partially offset by sales price increases.

*Sales, Marketing and Distribution Expenses.* Sales, marketing and distribution expenses increased $6.4 million or 14.0% to $51.7 million for fiscal 2007 from $45.3 million for fiscal 2006. This increase is primarily due to an increase in brokerage and salesmen compensation of $3.2 million (relating to increased sales volume from the *Cream of Wheat* acquisition and internal sales growth) and an increase in consumer marketing of $2.7 million. Expressed as a percentage of net sales, our sales, marketing and distribution expenses remained constant at 11.0% in fiscal 2007 as compared to fiscal 2006.

*General and Administrative Expenses.* General and administrative expenses increased $2.0 million or 25.9% to $9.7 million in fiscal 2007 from $7.7 million in fiscal 2006. The increase in general and administrative expenses primarily resulted from an increased accrual for incentive compensation of $2.8 million, which includes an accrual of $1.9 million for special bonus awards to be paid in March 2008 to certain executive officers and members of our senior management in recognition of their contributions to the successful completion of the *Cream of Wheat* acquisition and the Class A common stock offering, offset by an insurance reimbursement of $0.8 million relating to a previously reported employee theft.

*Gain on Sale of Property, Plant and Equipment.* Gain on sale of property, plant and equipment in fiscal 2006 related to the gain on the sale of our New Iberia facility of $0.5 million. There were no gains or losses on the sale of property, plant and equipment in fiscal 2007.

*Amortization Expense—Customer Relationships.* Amortization expense—customer relationships, all of which relates to the amortization of customer relationship intangibles acquired in the *Grandma's* molasses and *Cream of Wheat* acquisitions, increased $4.8 million to $5.5 million for fiscal 2007 from $0.7 million in fiscal 2006. The increase is due to the *Cream of Wheat* acquisition in fiscal 2007.

*Operating Income.* As a result of the foregoing, operating income increased $20.2 million or 33.0% to $81.2 million in fiscal 2007 from $61.0 million in fiscal 2006. Operating income expressed as a percentage of net sales increased to 17.2% in fiscal 2007 from 14.8% in fiscal 2006.

*Net Interest Expense.* Net interest expense increased $9.2 million to $52.7 million in fiscal 2007 from $43.5 million in fiscal 2006 due to increased term loan borrowings used to finance the *Cream of Wheat* acquisition. Interest expense for fiscal 2007 included a write-off of deferred debt issuance costs of $1.8 million relating to our prepayment of $100.0 million of term loan borrowings with a portion of the proceeds of our public offering of Class A common stock in May 2007. Our average debt outstanding was approximately $112.5 million higher in fiscal 2007 as compared to fiscal 2006. See "—Liquidity and Capital Resources—Debt" below.

*Income Tax Expense.* Income tax expense increased $4.6 million to $10.6 million in fiscal 2007 from $6.0 million in fiscal 2006. Our effective tax rate for fiscal 2007 was 37.4% as compared with 34.0% for fiscal 2006. Our effective tax rate for fiscal 2006 included a reduction in the state effective tax rate used to measure our deferred tax liabilities of $1.0 million relating to the changes in state income apportionment factors, which had a favorable impact on our fiscal 2006 income tax expense.

***Fiscal 2006 Compared to Fiscal 2005***

*Net Sales.* Net sales increased $32.0 million or 8.4% to $411.3 million for fiscal 2006 from $379.3 million for fiscal 2005. The *Ortega* food service dispensing pouch and dipping cup acquisition accounted for $10.4 million of the net sales increase, the *Grandma's* molasses acquisition accounted for $9.8 million of the net sales increase and a temporary co-packing arrangement accounted for $3.0 million of the net sales increase. The remaining $8.8 million increase in net sales was related to increases in sales price and unit volume. Net sales of our lines of *Ortega* (exclusive of food service dispensing pouch and dipping cup net sales), *Maple Grove Farms, B&M, Las Palmas* and *Ac'cent* products increased in the amounts of $6.0 million, $3.9 million, $1.3 million, $0.7 million and $0.4 million, or 7.8%, 7.1%, 5.9%, 3.1% and 2.6%, respectively. These increases were offset by a reduction in net sales of *Emeril's* and *B&G* pickle and pepper products of $2.4 million, and $1.2 million or 10.1% and 2.8%, respectively. All other brands increased in the aggregate by $0.1 million or 0.1%.

*Gross Profit.* Gross profit increased $10.8 million or 10.4% to $114.3 million in fiscal 2006 from $103.5 million in fiscal 2005. On July 1, 2005, we closed our New Iberia, Louisiana, manufacturing facility as part of our ongoing efforts to improve our production capacity utilization, productivity, and operating efficiencies and lower our overall costs. In fiscal 2005, we recorded a charge of $3.8 million. The charge associated with the plant closing included a cash charge for employee compensation and other costs of $0.8 million and a non-cash charge for the impairment of property, plant, equipment and inventory of $3.0 million. No restructuring charges were recorded or expensed during fiscal 2006.

Adjusted gross profit, which excludes the fiscal 2005 restructuring charge described above, increased $7.0 million or 6.5%, to $114.3 million in fiscal 2006 from $107.3 million in fiscal 2005. Adjusted gross profit expressed as a percentage of net sales decreased 0.5% to 27.8% in fiscal 2006 from 28.3% in fiscal 2005. The decrease in adjusted gross profit as a percentage of net sales was primarily due to higher costs for transportation, maple syrup, packaging materials and corn sweeteners, which were partially offset by sales price increases and a shift in the sales mix to higher margin products.

*Sales, Marketing and Distribution Expenses.* Sales, marketing and distribution expenses increased $3.8 million or 9.2% to $45.3 million for fiscal 2006 from $41.5 million for fiscal 2005. These expenses expressed as a percentage of net sales increased to 11.0% in fiscal 2006 from 10.9% in fiscal 2005. The increase is primarily due to increased consumer marketing and trade spending of $1.7 million. Brokerage and salary expenses increased $1.5 million due to increased sales volume. Incentive compensation increased $0.6 million.

*General and Administrative Expenses.* General and administrative expenses increased $0.7 million or 10.0% to $7.7 million in fiscal 2006 from $7.0 million in fiscal 2005. The increase was primarily due to increased incentive compensation of $0.7 million.

*Gain on Sale of Property, Plant and Equipment.* Gain on sale of property, plant and equipment in fiscal 2006 related to the gain on the sale of our New Iberia facility of $0.5 million. There were no gains or losses on the sale of property, plant and equipment in fiscal 2005.

*Amortization Expense—Customer Relationships.* Amortization expense—customer relationships, all of which relates to the amortization of customer relationship intangibles acquired in the *Grandma's* molasses acquisition, was $0.7 million in fiscal 2006. We had no customer relationship intangibles in fiscal 2005.

*Operating Income.* As a result of the foregoing, operating income increased $6.0 million or 10.9% to $61.0 million in fiscal 2006 from $55.0 million in fiscal 2005. Operating income expressed as a percentage of net sales increased to 14.8% in fiscal 2006 from 14.5% in fiscal 2005. Operating income for fiscal 2005 was negatively impacted by $3.8 million as a result of the restructuring charge described above. Operating income for fiscal 2006 was positively impacted by $0.5 million as a result of the gain of sale of our New Iberia facility.

*Net Interest Expense.* Net interest expense increased $1.7 million to $43.5 million in fiscal 2006 from $41.8 million in fiscal 2005. We capitalized $0.3 million of interest as part of our capital spending in fiscal 2006. We did not capitalize any interest in fiscal 2005. Our average long-term debt outstanding increased $25.0 million in fiscal 2006 as compared to fiscal 2005 as a result of term loan borrowings used to finance the *Grandma's* molasses acquisition. See "—Liquidity and Capital Resources—Debt" below.

*Income Tax Expense.* Income tax expense increased $0.8 million to $6.0 million in fiscal 2006 from $5.2 million in fiscal 2005. Our effective tax rate for fiscal 2006 was 34.0% as compared with 39.5% for fiscal 2005. The decrease in our effective tax rate is primarily attributable to a reduction in the state effective tax rate used to measure our deferred tax liabilities which had a favorable impact on our fiscal 2006 income tax expense of $1.0 million. The decrease in the state effective tax rate, net of federal benefit of 1.1% is the result of changes in state income apportionment factors.

**Liquidity and Capital Resources**

Our primary liquidity requirements include debt service, capital expenditures and working capital needs. See also, "Commitments and Contractual Obligations" below. We fund our liquidity requirements, as well as our dividend payments and financing for acquisitions, primarily through cash generated from operations and to the extent necessary, through borrowings under our credit facility.

### *Cash Flows*

Cash provided by operating activities increased $1.2 million to $34.0 million in fiscal 2007 from $32.8 million in fiscal 2006. The increase was due to changes relating to an increase in net income of $6.2 million and increases in amortization expense, accounts payable and accrued expenses, offset by increases in accounts receivable and inventory. Working capital at December 29, 2007 was $115.1 million, an increase of $12.1 million over working capital at December 30, 2006 of $103.0 million. The increase in working capital was due to increases in accounts receivable and inventory, partially offset by increases in accounts payable and accrued expenses, in each case primarily attributable to the *Cream of Wheat* acquisition.

Net cash used in investing activities for fiscal 2007 was $214.8 million as compared to net cash used in investing activities of $36.1 million for fiscal 2006. Capital expenditures during fiscal 2007 increased $6.9 million from $7.3 million during fiscal 2006 to $14.2 million. During fiscal 2007, we initiated a capital project to expand our Stoughton, Wisconsin manufacturing facility and to move certain manufacturing equipment from Kraft's Cobourg, Canada facility (which had been producing a portion of the *Cream of Wheat* products) into our Stoughton facility. We anticipate that the project will be completed, and that we will begin producing those *Cream of Wheat* products formerly produced in Cobourg at our Stoughton facility during the first half of 2008. During fiscal 2007, we incurred capital expenditures of $4.9 million relating to the Stoughton expansion and transfer and $4.8 million for the recently completed relocation of our *Underwood* manufacturing line from a third-party co-packer to our Portland, Maine facility. We currently expect to incur approximately $7.6 million of additional capital expenditures relating to the Stoughton expansion and transfer during fiscal 2008. Investment activities for fiscal 2007 also included $200.5 million for the *Cream of Wheat* acquisition. Investment expenditures for fiscal 2006 also included $30.1 million for the *Grandma's* molasses acquisition. We received net proceeds from the sale of property of $1.3 million in fiscal 2006.

Net cash provided by financing activities for fiscal 2007 was $187.7 million as compared to $7.6 million for fiscal 2006. In fiscal 2007, net cash provided by financing activities consists of $205.0 million from additional term loan borrowings and $193.2 million from the issuance of Class A common stock, net of underwriting discounts and commissions and other expenses, offset by $100.0 million for the prepayment of term loan borrowings, $82.4 million for the repurchase of Class B common stock, $24.1 million for the payment of dividends and $4.0 million in debt issuance costs. Net cash provided by financing activities for fiscal 2006 consisted of $25.0 million from term loan borrowings related to the *Grandma's* molasses acquisition, offset by $17.0 million in dividends and $0.4 million in debt issuance costs.

Based on a number of factors, including our trademark, goodwill and customer relationship intangibles amortization for tax purposes from our prior acquisitions, we realized a significant reduction in cash taxes in fiscal 2007, 2006 and 2005 as compared to our tax expense for financial reporting purposes. While we expect our cash taxes to continue to increase in fiscal 2008 as compared to the prior three years, we believe that we will realize a benefit to our cash taxes payable from amortization of our trademarks, goodwill and customer relationship intangibles for the taxable years 2008 through 2022.

### *Dividend Policy*

Our dividend policy reflects a basic judgment that our stockholders would be better served if we distributed a substantial portion of our cash available to pay dividends to them instead of retaining it in our business. Under this policy, a substantial portion of the cash generated by our company in excess of operating needs, interest and principal payments on indebtedness, capital expenditures sufficient to maintain our properties and other assets is in general distributed as regular quarterly cash dividends (up to the intended dividend rate as determined by our board of directors) to the holders of our common stock and not retained by us. The current intended dividend rate for our Class A common stock is $0.848 per share per annum.

Dividend payments, however, are not mandatory or guaranteed and holders of our common stock do not have any legal right to receive, or require us to pay, dividends. Furthermore, our board of directors may, in its sole discretion, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends below the intended dividend rate or discontinue entirely the payment of dividends. Future dividends with respect to shares of our common stock depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, acquisition opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. Our board of directors is free to depart from or change our dividend policy at any time and could do so, for example, if it was to determine that we have insufficient cash to take advantage of growth opportunities. In addition, over time, our EBITDA and capital expenditure, working capital and other cash needs will be subject to uncertainties, which could impact the level of dividends, if any, we pay in the future. Our senior subordinated notes indenture, the terms of our revolving credit facility and our senior notes indenture contain significant restrictions on our ability to make dividend payments. In addition, certain provisions of the Delaware General Corporation Law may limit our ability to pay dividends. See Part II, Item 5 of this report for a more detailed discussion of our dividend policy.

As a result of our dividend policy, we may not retain a sufficient amount of cash to finance growth opportunities or unanticipated capital expenditure needs or to fund our operations in the event of a significant business downturn. We may have to forego growth opportunities or capital expenditures that would otherwise be necessary or desirable if we do not find alternative sources of financing. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer.

For fiscal 2007 and 2006, we had cash flows from operating activities of $34.0 million and $32.8 million, respectively, and distributed $24.1 million and $17.0 million, respectively, as dividends. If our cash flows from operating activities for future periods were to fall below our minimum expectations (or if our assumptions as to capital expenditures or interest expense were too low or our assumptions as to the sufficiency of our revolving credit facility to finance our working capital needs were to prove incorrect), we would need either to reduce or eliminate dividends or, to the extent permitted under our senior notes indenture, our senior subordinated notes indenture and the terms of our credit facility, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial position, our results of operations, our liquidity and our ability to maintain or expand our business.

***Acquisitions***

Our liquidity and capital resources have been significantly impacted by acquisitions and may be impacted in the foreseeable future by additional acquisitions. We have historically financed acquisitions with borrowings and cash flows from operating activities. Our interest expense has increased significantly as a result of additional indebtedness we have incurred as a result of the *Grandma's* molasses acquisition in January 2006 and the *Cream of Wheat* acquisition in February 2007, and will increase with any additional indebtedness we may incur to finance potential future acquisitions, if any. To the extent future acquisitions, if any, are financed by additional indebtedness, the resulting increase in debt and interest expense could have a negative impact on liquidity.

***Environmental and Health and Safety Costs***

We have not made any material expenditures during fiscal 2007, 2006 or 2005 in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

***Debt***

*Senior Secured Credit Facility.* In October 2004, we entered into a $30.0 million senior secured revolving credit facility. In order to finance the *Grandma's* molasses acquisition, we amended the credit facility in January 2006 to provide for, among other things, a new $25.0 million term loan and a reduction in the revolving credit facility commitments from $30.0 million to $25.0 million. In order to finance the *Cream of Wheat* acquisition, our credit facility was amended and restated in February 2007 to provide for, among other things, an additional $205.0 million of term loan borrowings. On May 29, 2007, we prepaid $100.0 million of term loan borrowings. Our $25.0 million revolving credit facility matures on January 10, 2011 and the remaining $130.0 million of term loan borrowings matures on February 26, 2013.

Interest under the revolving credit facility, including any outstanding letters of credit, is determined based on alternative rates that we may choose in accordance with the revolving credit facility, including the base lending rate per annum plus an applicable margin, and LIBOR plus an applicable margin. We pay a commitment fee of 0.50% per annum on the unused portion of the revolving credit facility. Interest under the term loan facility is determined based on alternative rates that we may choose in accordance with the credit facility, including the base lending rate per annum plus an applicable margin of 1.00%, and LIBOR plus an applicable margin of 2.00%.

Effective as of February 26, 2007, we entered into a six year interest rate swap agreement in order to effectively fix at 7.0925% the interest rate payable for $130.0 million of term loan borrowings. The interest rate for the remaining $100.0 million of term loan borrowings, which we subsequently prepaid, was 7.36% as of the prepayment date (based upon a three-month LIBOR rate in effect at that time that expired on May 25, 2007). The swap is designated as a cash flow hedge under the guidelines of SFAS No. 133. The swap is in place through the life of the term loan, ending on February 26, 2013. Changes in fair value of the swap are recorded in accumulated other comprehensive income (loss), net of tax on our consolidated balance sheet.

Our obligations under the credit facility are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries. The credit facility is secured by substantially all of our and our subsidiaries' assets except our and our subsidiaries' real property. The credit facility provides for mandatory prepayment based on asset dispositions and certain issuances of securities, as defined. The credit facility contains covenants that restrict, among other things, our ability to incur additional indebtedness, pay dividends and create certain liens. The credit facility also contains certain financial maintenance covenants, which, among other things, specify maximum capital expenditure limits, a minimum interest coverage ratio and a maximum senior and total leverage ratio, each ratio as defined. As of December 29, 2007, we were in compliance with all of the covenants in the credit facilty. Proceeds of the revolving credit facility are restricted to funding our working capital requirements, capital expenditures and acquisitions of companies in the same line of business as our company, subject to specified criteria. The revolving credit facility was undrawn on the date of its commencement in October 2004 and remained undrawn through December 29, 2007. The available borrowing capacity under our revolving credit facility, net of outstanding letters of credit of $0.5 million, was $24.5 million at December 29, 2007. The maximum letter of credit capacity under the revolving credit facility is $10.0 million, with a fronting fee of 3.0% per annum for all outstanding letters of credit.

*12.0% Senior Subordinated Notes due 2016.* In October 2004, we issued $165.8 million aggregate principal amount of 12.0% senior subordinated notes due 2016, $143.0 million of which in the form of EISs and $22.8 million separate from EISs. As of December 29, 2007, $119.1 million aggregate principal amount of senior subordinated notes was held in the form of EISs and $46.7 million aggregate principal amount of senior subordinated notes was held separate from EISs.

Interest on the senior subordinated notes is payable quarterly in arrears on each January 30, April 30, July 30 and October 30 through the maturity date. The senior subordinated notes will mature on October 30, 2016, unless earlier retired or redeemed as described below.

Upon the occurrence of a change of control (as defined in the indenture), unless we have retired the senior subordinated notes or exercised our right to redeem all senior subordinated notes as described below, each holder of the senior subordinated notes has the right to require us to repurchase that holder's senior subordinated notes at a price equal to 101.0% of the principal amount of the senior subordinated notes being repurchased, plus any accrued and unpaid interest to the date of repurchase. In order to exercise this right, a holder must separate the senior subordinated notes and Class A common stock represented by such holder's EISs.

We may not redeem the senior subordinated notes prior to October 30, 2009. However, we may, from time to time, seek to retire the senior subordinated notes through cash repurchases of EISs or separate senior subordinated notes and/or exchanges of EISs or separate senior subordinated notes for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. We expect that any repurchase of EISs or senior subordinated notes would be funded with our existing cash balances and cash from operations. The amounts involved may be material.

In addition, on and after October 30, 2009, we may redeem for cash all or part of the senior subordinated notes at a redemption price of 106.0% beginning October 30, 2009 and thereafter at prices declining annually to 100% on or after October 30, 2012. If we redeem any senior subordinated notes, the senior subordinated notes and Class A common stock represented by each EIS will be automatically separated.

The senior subordinated notes are unsecured obligations and are subordinated in right of payment to all of our existing and future senior secured and senior unsecured indebtedness, including the indebtedness under our credit facility and our senior notes. The senior subordinated notes rank pari passu in right of payment with any of our other subordinated indebtedness.

Our obligations under the senior subordinated notes are jointly and severally and fully and unconditionally guaranteed by all of our existing domestic subsidiaries and certain future domestic subsidiaries on an unsecured and subordinated basis on the terms set forth in our senior subordinated notes indenture. The senior subordinated note guarantees are subordinated in right of payment to all existing and future senior indebtedness of the guarantors, including the indebtedness under our credit facility and the senior notes. Our present foreign subsidiaries are not guarantors, and any future foreign or partially owned domestic subsidiaries will not be guarantors, of our senior subordinated notes.

Our senior subordinated notes indenture contains covenants with respect to us and the guarantors and restricts the incurrence of additional indebtedness and the issuance of capital stock; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; specified creation of liens, sale-leaseback transactions and sales of assets; fundamental changes, including consolidation, mergers and transfers of all or substantially all of our assets; and specified transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. As of December 29, 2007, we were in compliance with all of the covenants in the senior subordinated notes indenture.

*8.0% Senior Notes due 2011.* In October 2004, we issued $240.0 million aggregate principal amount of 8.0% senior notes due 2011. Interest on the senior notes is payable on April 1 and October 1 of each year. The senior notes will mature on October 1, 2011, unless earlier retired or redeemed as described below.

We may not redeem the senior notes prior to October 1, 2008. However, we may, from time to time, seek to retire the senior notes through cash repurchases of senior notes and/or exchanges of senior notes for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. We expect that any repurchase of senior notes would be funded with our existing cash balances and cash from operations. The amounts involved may be material.

On or after October 1, 2008, we may redeem some or all of the senior notes at a redemption price of 104.0% beginning October 1, 2008 and thereafter at prices declining annually to 100% on or after October 1, 2010. If we or any of the guarantors sell certain assets or experience specific kinds of changes in control, we must offer to purchase the senior notes at the prices as described in our senior notes indenture plus accrued and unpaid interest to the date of redemption.

Our obligations under the senior notes are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries. The senior notes and the subsidiary guarantees are our and the guarantors' general unsecured obligations and are effectively junior in right of payment to all of our and the guarantors' secured indebtedness and to the indebtedness and other liabilities of our non-guarantor subsidiaries; are pari passu in right of payment to all of our and the guarantors' existing and future unsecured senior debt; and are senior in right of payment to all of our and the guarantors' future subordinated debt, including the senior subordinated notes. Our present foreign subsidiaries are not guarantors, and any future foreign or partially owned domestic subsidiaries will not be guarantors, of our senior notes.

Our senior notes indenture contains covenants with respect to us and the guarantors and restricts the incurrence of additional indebtedness and the issuance of capital stock; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; specified creation of liens, sale-leaseback transactions and sales of assets; fundamental changes, including consolidation, mergers and transfers of all or substantially all of our assets; and specified transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. As of December 29, 2007, we were in compliance with all of the covenants in the senior notes indenture.

**Future Capital Needs**

We are highly leveraged. On December 29, 2007, our total long-term debt and stockholders' equity was $535.8 million and $174.6 million, respectively.

Our ability to generate sufficient cash to fund our operations depends generally on our results of operations and the availability of financing. Our management believes that our cash on hand, cash flow from operating activities and available borrowing capacity under our revolving credit facility will be sufficient for the foreseeable future to fund operations, meet debt service requirements, fund capital expenditures, make future acquisitions within our line of business, if any, and pay our anticipated dividends on our Class A common stock.

**Seasonality**

Sales of a number of our products tend to be seasonal. In the aggregate, however, our sales are not heavily weighted to any particular quarter due to the diversity of our product and brand portfolio. Sales during the first quarter of the fiscal year are generally below those of the following three quarters.

We purchase most of the produce used to make our shelf-stable pickles, relishes, peppers and other related specialty items during the months of July through October, and we purchase substantially all of our maple syrup requirements during the months of April through July. Consequently, our liquidity needs are greatest during these periods.

**Inflation**

During fiscal 2007, 2006 and 2005, we were faced with increasing prices in certain commodities and packaging materials and we expect this trend will continue. We manage this risk by entering into short-term supply contracts and advance commodities purchase agreements from time to time, and if necessary, by raising prices. Our cost increases in fiscal 2007, 2006 and 2005 were partially attributable to the spike in oil and natural gas prices, which have had a substantial impact on our raw material, packaging and transportation costs. We believe that through sales price increases and our cost saving efforts we have to some degree been able to offset the impact of recent raw material, packaging and transportation cost increases. There can be no assurance, however, that any future sales price increases or cost saving efforts by us will offset the increased cost of raw material, packaging and transportation costs, or that we will be able to raise prices or reduce costs at all.

**Recent Accounting Pronouncements**

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information. A tax benefit from an uncertain position was previously recognized if it was probable of being sustained. Under FIN 48, the liability for unrecognized tax benefits is classified as non-current unless the liability is expected to be settled in cash within 12 months of the reporting date. On May 2, 2007, the FASB issued FASB Staff Position No. 48-1, "*Definition of Settlement in FASB Interpretation 48*" (FIN 48-1). FIN 48-1 amends FIN 48 to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance in FIN 48-1 is to be applied upon the initial adoption of FIN 48. As a result of the adoption of FIN 48, as amended by FIN 48-1, at the beginning of fiscal 2007, we reclassified $0.2 million to other non-current liabilities.

In September 2006, the FASB issued SFAS No. 158, "*Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R*" (SFAS No. 158). SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a defined benefit plan's over-funded status or a liability for a plan's under-funded status and recognize changes in the funded status of a defined benefit plan in the year in which the changes occur. These changes will be reported in our accumulated other comprehensive loss and as a separate component of stockholders' equity. We adopted SFAS No. 158 at the end of fiscal 2006. The adoption of SFAS No. 158 in fiscal 2006 resulted in the recognition of $2.6 million of additional pension obligations, deferred tax assets of $1.0 million and a decrease to stockholders' equity of $1.6 million, with no impact to our statements of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" (SAB No. 108), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. In accordance with SAB No. 108, we have adjusted our opening accumulated deficit for fiscal 2006 in the amount of $0.6 million to re-establish certain deferred tax liabilities that were reversed prior to fiscal 2001.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of fiscal 2008, with the exception of certain provisions deferred until fiscal 2009. We do not anticipate that the adoption of this statement will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" (SFAS No. 141R), and SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements*" (SFAS No. 160). SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 141R and SFAS No. 160 are effective as of the beginning of our 2009 fiscal year. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R and SFAS No. 160 on our consolidated financial statements.

**Off-balance Sheet Arrangements**

As of December 29, 2007, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

**Commitments and Contractual Obligations**

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following table as of December 29, 2007.

| Contractual Obligations: | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|
| | Total | Fiscal 2008 | Fiscal 2009 | Fiscal 2010 | Fiscal 2011 | Fiscal 2012 and Thereafter |
| | | | (Dollars in thousands) | | | |
| Long-term debt—principal | $535,800 | $ — | $ — | $ — | $240,000 | $295,800 |
| Long-term debt—interest[1] | 294,834 | 48,316 | 48,316 | 48,316 | 38,716 | 111,170 |
| Operating leases | 6,481 | 3,745 | 1,817 | 583 | 268 | 68 |
| Pension obligations[2] | 100 | 100 | — | — | — | — |
| Total | $837,215 | $52,161 | $50,133 | $48,899 | $278,984 | $407,038 |

(1) Includes interest obligations on our senior notes at an interest rate of 8.0% per annum through maturity on October 1, 2011 and on our senior subordinated notes of 12% per annum through maturity on October 30, 2016. Also includes interest obligations under our credit facility. As of December 29, 2007, we had $130.0 million of term loan borrowings under our credit facility. The entire $130.0 million is subject to a six-year interest rate swap agreement in order to effectively fix the interest rate at 7.0925% through the February 2013 maturity date. See "Debt—Senior Secured Credit Facility" above.

(2) Represents expected contributions under our defined benefit pension plans in fiscal 2008. The expected contributions beyond fiscal 2008 are not currently determinable.

**Forward-Looking Statements**

This report includes forward-looking statements, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The words "believes," "anticipates," "plans," "expects," "intends," "estimates," "projects" and similar expressions are intended to identify forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements. We believe important factors that could cause actual results to differ materially from our expectations include the following:

- our substantial leverage;
- the effects of rising costs for our raw materials, packaging and ingredients;
- crude oil prices and their impact on transportation, packaging and energy costs;
- our ability to successfully implement sales price increases and cost saving measures to offset cost increases;
- intense competition, changes in consumer preferences, demand for our products and local economic and market conditions;
- our continued ability to promote brand equity successfully, to anticipate and respond to new consumer trends, to develop new products and markets, to broaden brand portfolios in order to compete effectively with lower priced products and in markets that are consolidating at the retail and manufacturing levels and to improve productivity;
- the risks associated with the expansion of our business;

- our possible inability to integrate any businesses we acquire;
- our ability to maintain access to credit markets and our borrowing costs and credit ratings, which may be influenced by credit markets generally and the credit ratings of our competitors;
- the effects of currency movements of the Canadian dollar as compared to the U.S. dollar;
- other factors that affect the food industry generally, including:
  - — recalls if products become adulterated or misbranded, liability if product consumption causes injury, ingredient disclosure and labeling laws and regulations and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as recent publicity concerning the health implications of obesity and trans fatty acids;
  - — competitors' pricing practices and promotional spending levels; and
  - — fluctuations in the level of our customers' inventories and credit and other business risks related to our customers operating in a challenging economic and competitive environment; and
- other factors discussed elsewhere in this report, including under Item 1A, "Risk Factors," and in our other public filings with the SEC.

Developments in any of these areas could cause our results to differ materially from results that have been or may be projected by or on our behalf.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this report.

We caution that the foregoing list of important factors is not exclusive. We urge investors not to unduly rely on forward-looking statements contained in this report.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates. Market risk is defined for these purposes as the potential change in the fair value of financial asset or liability resulting from an adverse movement in interest rates.

Interest under our $25.0 million revolving credit facility, including any outstanding letters of credit, is determined based on alternative rates that we may choose in accordance with the revolving credit facility, including the base lending rate per annum plus an applicable margin, and LIBOR plus an applicable margin. Interest under our term loan facility is determined based on alternative rates that we may choose in accordance with the credit facility, including the base lending rate per annum plus an applicable margin of 1.00%, and LIBOR plus an applicable margin of 2.00%. The revolving credit facility was undrawn at December 29, 2007 and December 30, 2006. We have outstanding $130.0 million of term loan borrowings at December 29, 2007. The interest rate payable for our term loan borrowings is effectively fixed at 7.0925% based upon a six year interest rate swap agreement that we entered into on February 26, 2007.

We also have outstanding $240.0 million principal amount of 8.0% senior notes due October 1, 2011, with interest payable semiannually on April 1 and October 1 of each year. The fair value of the senior notes at December 29, 2007 and December 30, 2006, based on quoted market prices, was $235.8 million and $244.8 million, respectively.

We also have outstanding $165.8 million principal amount of 12.0% senior subordinated notes due 2016. As of December 29, 2007, $119.1 million principal amount of senior subordinated notes was held in the form of EISs and $46.7 million principal amount of senior subordinated notes was held separate from EISs. The fair value of the senior subordinated notes at December 29, 2007 was $176.2 million. Solely for purposes of this calculation we have assumed that the fair value of each senior subordinated note at December 29, 2007 was $7.60, based upon the $10.07 per share closing price of our separately traded Class A common stock and the $17.67 per EIS closing price of our EISs on the New York Stock Exchange on December 28, 2007 (the last business day of fiscal 2007). Each EIS represents one share of Class A common stock and $7.15 principal amount of our senior subordinated notes.

As of December 30, 2006, $143.0 million principal amount of senior subordinated notes was represented by EISs and $22.8 million principal amount of senior subordinated notes were separate from EISs. It is not practicable to estimate the fair value of the $143.0 million principal amount of senior subordinated notes represented by the EISs at December 30, 2006. The fair value of the $22.8 million principal amount of separate senior subordinated notes at December 30, 2006, based on quoted market prices, was $25.5 million.

The information under the heading "Inflation" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

## Item 8. Financial Statements and Supplementary Data.

The consolidated balance sheets at December 29, 2007 and December 30, 2006 and the consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for fiscal 2007, 2006 and 2005 and related notes are set forth below.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
B&G Foods, Inc.:

We have audited the accompanying consolidated balance sheets of B&G Foods, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the years ended December 29, 2007, December 30, 2006 and December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited the schedule of valuation and qualifying accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of B&G Foods, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2(t) to the consolidated financial statements, the Company adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*," effective January 1, 2006 and Statement of Financial Accounting Standards No. 158, "*Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132R*," effective December 30, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Short Hills, New Jersey
March 6, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
B&G Foods, Inc.:

We have audited B&G Foods, Inc.'s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). B&G Foods, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion B&G Foods, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of B&G Foods, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, and our report dated March 6, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Short Hills, New Jersey
March 6, 2008

## B&G FOODS, INC. AND SUBSIDIARIES

### Consolidated Balance Sheets

### (Dollars in thousands, except per share data)

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 36,606 | $ 29,626 |
| Trade accounts receivable, less allowance for doubtful accounts and discounts of $745 in 2007 and $568 in 2006, respectively | 42,362 | 31,090 |
| Inventories | 93,181 | 78,269 |
| Prepaid expenses | 3,556 | 3,246 |
| Income tax receivable | 569 | 516 |
| Deferred income taxes | 648 | 2,574 |
| Total current assets | 176,922 | 145,321 |
| Property, plant and equipment, net | 49,658 | 40,269 |
| Goodwill | 253,353 | 198,076 |
| Trademarks | 227,220 | 200,220 |
| Customer relationship intangibles, net | 122,768 | 14,369 |
| Net deferred debt issuance costs and other assets | 17,669 | 17,950 |
| Total assets | $847,590 | $616,205 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Trade accounts payable | 32,126 | 21,520 |
| Accrued expenses | 21,894 | 16,520 |
| Dividends payable | 7,797 | 4,240 |
| Total current liabilities | 61,817 | 42,280 |
| Long-term debt | 535,800 | 430,800 |
| Other liabilities | 6,376 | 4,972 |
| Deferred income taxes | 68,962 | 62,666 |
| Total liabilities | 672,955 | 540,718 |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value per share. Authorized 1,000,000 shares; no shares issued or outstanding | — | — |
| Class A common stock, $0.01 par value per share. Authorized 100,000,000 shares; 36,778,988 and 20,000,000 shares issued and outstanding as of December 29, 2007 and December 30, 2006 | 368 | 200 |
| Class B common stock, $0.01 par value per share. Authorized 25,000,000 shares; no shares issued or outstanding as of December 29, 2007 and 7,556,443 shares issued and outstanding as of December 30, 2006 | — | 76 |
| Additional paid-in capital | 202,197 | 119,152 |
| Accumulated other comprehensive loss | (3,718) | (1,904) |
| Accumulated deficit | (24,212) | (42,037) |
| Total stockholders' equity | 174,635 | 75,487 |
| Total liabilities and stockholders' equity | $847,590 | $616,205 |

See accompanying Notes to Consolidated Financial Statements.

## B&G FOODS, INC. AND SUBSIDIARIES

### Consolidated Statements of Operations

### (Dollars in thousands, except per share data)

| | Year Ended | | |
|---|---|---|---|
| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
| Net sales | $471,336 | $411,306 | $379,262 |
| Cost of goods sold | 323,316 | 297,053 | 271,929 |
| Cost of goods sold—restructuring charge | — | — | 3,839 |
| Gross profit | 148,020 | 114,253 | 103,494 |
| Operating expenses: | | | |
| Sales, marketing and distribution expenses | 51,684 | 45,343 | 41,522 |
| General and administrative expenses | 9,682 | 7,688 | 6,965 |
| Gain on sale of property, plant and equipment | — | (525) | — |
| Amortization expense—customer relationships | 5,501 | 731 | — |
| Operating income | 81,153 | 61,016 | 55,007 |
| Other expenses: | | | |
| Interest expense, net | 52,688 | 43,481 | 41,767 |
| Income before income tax expense | 28,465 | 17,535 | 13,240 |
| Income tax expense | 10,640 | 5,962 | 5,235 |
| Net income | $ 17,825 | $ 11,573 | $ 8,005 |
| Earnings per share calculations: | | | |
| Basic and diluted distributed earnings per share: | | | |
| Class A common stock | $ 0.92 | $ 0.85 | $ 0.85 |
| Basic and diluted earnings (loss) per share: | | | |
| Class A common stock | $ 0.62 | $ 0.65 | $ 0.53 |
| Class B common stock | $ (0.30) | $ (0.20) | $ (0.33) |

See accompanying Notes to Consolidated Financial Statements.

## B&G FOODS, INC. AND SUBSIDIARIES

### Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

### (Dollars in thousands)

| | Common Stock Class A | | Common Stock Class B | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance at January 1, 2005 | 20,000,000 | $200 | 7,556,443 | $ 76 | $153,072 | $ (25) | $(61,062) | $ 92,261 |
| Foreign currency translation | — | — | — | — | — | 1 | — | $ 1 |
| Minimum pension liability | — | — | — | — | — | (33) | — | (33) |
| Net income | — | — | — | — | — | — | 8,005 | 8,005 |
| Comprehensive income | | | | | | | | $ 7,973 |
| Dividends declared on Class A common stock, $0.848 per share | — | — | — | — | (16,960) | — | — | (16,960) |
| Balance at December 31, 2005 | 20,000,000 | $200 | 7,556,443 | $ 76 | $136,112 | $ (57) | $(53,057) | $ 83,274 |
| Adjustment for the cumulative effect of the adoption of SAB No. 108 | — | — | — | — | — | — | (553) | $ (553) |
| Foreign currency translation | — | — | — | — | — | (62) | — | $ (62) |
| Minimum pension liability (net of $131 of taxes) | — | — | — | — | — | (182) | — | (182) |
| Net income | — | — | — | — | — | — | 11,573 | 11,573 |
| Comprehensive income | | | | | | | | $ 11,329 |
| Adjustment for the cumulative effect of the adoption of SFAS No.158 (net of $980 taxes) | — | — | — | — | — | (1,603) | — | (1,603) |
| Dividends declared on Class A common stock, $0.848 per share | — | — | — | — | (16,960) | — | — | (16,960) |
| Balance at December 30, 2006 | 20,000,000 | $200 | 7,556,443 | $ 76 | $119,152 | $(1,904) | $(42,037) | $ 75,487 |
| Foreign currency translation | — | — | — | — | — | (6) | — | $ (6) |
| Cash flow hedge (net of $2,236 of taxes) | — | — | — | — | — | (3,665) | — | (3,665) |
| Change in pension benefit (net of $1,135 of taxes) | — | — | — | — | — | 1,857 | — | 1,857 |
| Net income | — | — | — | — | — | — | 17,825 | 17,825 |
| Comprehensive income | | | | | | | | $ 16,011 |
| Repurchase of Class B common stock (includes 793,998 shares exchanged for Class A common stock) | — | — | (7,556,443) | (76) | (82,341) | — | — | (82,417) |
| Issuance of Class A common stock (includes 793,998 shares issued in exchange for Class B common stock) | 16,778,988 | 168 | — | — | 193,017 | — | — | 193,185 |
| Dividends declared on Class A common stock, $0.848 per share | — | — | — | — | (27,631) | — | — | (27,631) |
| Balance at December 29, 2007 | 36,778,998 | $368 | — | $ — | $202,197 | $(3,718) | $(24,212) | $174,635 |

See accompanying Notes to Consolidated Financial Statements

## B&G FOODS, INC. AND SUBSIDIARIES

### Consolidated Statements of Cash Flows

### (Dollars in thousands)

| | Year Ended | | |
|---|---|---|---|
| | December 29, 2007 | December 30, 2006 | December 31, 2005 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 17,825 | $ 11,573 | $ 8,005 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 13,298 | 7,984 | 6,912 |
| Amortization of deferred debt issuance costs | 3,190 | 2,830 | 2,791 |
| Write off of deferred debt issuance costs | 1,769 | — | — |
| Gain on sale of property, plant and equipment | — | (525) | — |
| Deferred income taxes | 9,323 | 6,165 | 4,795 |
| Non-cash restructuring charge—property, plant, equipment and inventory impairment | — | — | 3,070 |
| Provision for doubtful accounts | 175 | (18) | 85 |
| Changes in assets and liabilities, net of effects of businesses acquired: | | | |
| Trade accounts receivable | (11,447) | 797 | (3,727) |
| Inventories | (13,423) | 7,234 | (5,996) |
| Prepaid expenses | (310) | 3 | (443) |
| Income tax receivable | (53) | 102 | 6,388 |
| Other assets | (677) | (705) | — |
| Trade accounts payable | 10,606 | (4,817) | 476 |
| Accrued expenses | 5,278 | 140 | 239 |
| Other liabilities | (1,505) | 2,008 | (72) |
| Net cash provided by operating activities | 34,049 | 32,771 | 22,523 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | (14,230) | (7,306) | (6,659) |
| Net proceeds from sale of property, plant and equipment | — | 1,275 | — |
| Payments for acquisition of businesses | (200,526) | (30,102) | (2,513) |
| Net cash used in investing activities | (214,756) | (36,133) | (9,172) |
| **Cash flows from financing activities:** | | | |
| Payments of long-term debt | (100,000) | — | — |
| Proceeds from issuance of long-term debt | 205,000 | 25,000 | — |
| Payments for repurchase of Class B common stock | (82,417) | — | — |
| Proceeds from issuance of Class A common stock, net | 193,185 | — | — |
| Dividends paid | (24,074) | (16,960) | (16,448) |
| Payments of debt issuance costs | (4,001) | (419) | — |
| Net cash provided by (used in) financing activities | 187,693 | 7,621 | (16,448) |
| Effect of exchange rate fluctuations on cash and cash equivalents | (6) | (62) | 1 |
| Net increase (decrease) in cash and cash equivalents | 6,980 | 4,197 | (3,096) |
| Cash and cash equivalents at beginning of year | 29,626 | 25,429 | 28,525 |
| Cash and cash equivalents at end of year | $ 36,606 | $ 29,626 | $ 25,429 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash interest payments | $ 47,326 | $ 40,222 | $ 39,449 |
| Cash income tax payments | $ 971 | $ 508 | $ 298 |
| Cash income tax refunds | $ (155) | $ (813) | $ (6,246) |
| Non-cash transactions: | | | |
| Dividends declared and not yet paid | $ 7,797 | $ 4,240 | $ 4,240 |

See accompanying Notes to Consolidated Financial Statements

## B&G FOODS, INC. AND SUBSIDIARIES

## Notes to Consolidated Financial Statements

## December 29, 2007, December 30, 2006 and December 31, 2005

### (1) Nature of Operations

*Organization and Nature of Operations*

B&G Foods, Inc. is a holding company, the principal assets of which are the capital stock of its subsidiaries. Unless the context requires otherwise, references in this report to "B&G Foods," "our company," "we," "us" and "our" refer to B&G Foods, Inc. and its subsidiaries.

We operate in one industry segment and manufacture, sell and distribute a diverse portfolio of high-quality shelf-stable foods across the United States, Canada and Puerto Rico. Our products include hot cereals, fruit spreads, canned meats and beans, spices, seasonings, marinades, hot sauces, wine vinegar, maple syrup, molasses, salad dressings, Mexican-style sauces, taco shells and kits, salsas, pickles, peppers and other specialty food products. We compete in the retail grocery, food service, specialty, private label, club and mass merchandiser channels of distribution. We distribute our products throughout the United States via a nationwide network of independent brokers and distributors to supermarket chains, food service outlets, mass merchants, warehouse clubs, non-food outlets and specialty food distributors. We distribute several of our brands in the greater New York metropolitan area primarily through direct-store-delivery.

Sales of a number of our products tend to be seasonal; however, in the aggregate, our sales are not heavily weighted to any particular quarter. Sales during the first quarter of the fiscal year are generally below that of the following three quarters. We purchase most of the produce used to make our shelf-stable pickles, relishes, peppers and other related specialty items during the months of July through October, and we purchase substantially all of our maple syrup requirements during the months of April through July. Consequently, our liquidity needs are greatest during these periods.

*Class A Common Stock Offering.* On May 29, 2007, we completed a public offering of 15,985,000 shares of our Class A common stock as a separately traded security, which includes 2,085,000 shares issued pursuant to the fully exercised underwriters' option to purchase additional shares, at $13.00 per share. The shares of our separately traded Class A common stock trade on the New York Stock Exchange under the trading symbol "BGS" and trade separately from our Enhanced Income Securities (EISs), which trade on the New York Stock Exchange under the trading symbol "BGF." Each EIS represents one share of our Class A common stock and $7.15 principal amount of our senior subordinated notes.

The proceeds of the Class A common stock offering were $193.2 million, after deducting underwriting discounts and commissions and other expenses. In connection with the offering, we repurchased 6,762,455 outstanding shares of our Class B common stock for $82.4 million, and the remaining 793,988 shares of our outstanding Class B common stock were exchanged for an equal number of shares of Class A common stock. See Note 12, "Related-Party Transactions." We also prepaid $100.0 million of our term loan borrowings under our senior secured credit facility. The remaining funds are being used for general corporate purposes.

The holders of our EISs may separate each EIS into one share of Class A common stock and $7.15 principal amount of senior subordinated notes at any time. Upon the occurrence of certain events (including redemption of the senior subordinated notes or upon maturity of the senior subordinated notes), EISs will automatically separate. Conversely, subject to limitations, a holder of separate shares of Class A common stock and senior subordinated notes can combine such securities to form EISs. Separation and combination of EISs will automatically result in increases and decreases, respectively, in

**(1) Nature of Operations (Continued)**

the number of shares of Class A common stock not held in the form of EISs. As of December 29, 2007, we had 36,778,988 shares of Class A common stock issued and outstanding, 16,652,767 of which were held in the form of EISs and 20,126,221 of which were held separate from EISs. As of December 30, 2006 and December 31, 2005, we had 20,000,000 shares of Class A common stock issued and outstanding, all of which were held in the form of EISs.

***Fiscal Year***

Our financial statements are presented on a consolidated basis. We utilize a 52-53 week fiscal year ending on the Saturday closest to December 31. The fiscal years ended December 29, 2007 (fiscal 2007), December 30, 2006 (fiscal 2006) and December 31, 2005 (fiscal 2005) contained 52 weeks each.

***Business and Credit Concentrations***

Our exposure to credit loss in the event of non-payment of accounts receivable by customers is estimated in the amount of the allowance for doubtful accounts. We perform ongoing credit evaluations of our customers' financial conditions. As of December 29, 2007, we do not believe we have any significant concentration of credit risk with respect to our trade accounts receivable. Our top ten customers accounted for approximately 45.8%, 43.6% and 42.2% of consolidated net sales in fiscal 2007, 2006 and 2005, respectively. Other than Wal-Mart, which accounted for 11.9% and 10.4% of our consolidated net sales in fiscal 2007 and fiscal 2006, respectively, no single customer accounted for more than 10.0%, of consolidated net sales in fiscal 2007, 2006 and 2005.

During fiscal 2007, 2006, and 2005 our sales to foreign countries represented less than 1.0% of net sales. Our foreign sales are primarily to customers in Canada.

***Acquisition Accounting***

On December 1, 2005, we acquired the *Ortega* food service dispensing pouch and dipping cup business for $2.5 million in cash, including transaction costs, from Nestlé USA, Inc. On January 10, 2006, we acquired the *Grandma's* molasses business for $30.1 million in cash, including transaction costs, from Mott's LLP, a Cadbury Schweppes Americas Beverages company. Effective February 25, 2007, we completed the acquisition of the *Cream of Wheat* and *Cream of Rice* business for $200.5 million in cash, including transaction costs, from Kraft Foods Global, Inc. We refer to the *Cream of Wheat* and *Cream of Rice* acquisition as the "*Cream of Wheat* acquisition" and the *Cream of Wheat* and *Cream of Rice* businesses collectively as the "*Cream of* Wheat business."

The acquisitions described above were accounted for using the purchase method of accounting and, accordingly, the assets acquired and results of operations are included in our consolidated financial statements from the respective dates of the acquisitions. The excess of the purchase price over the fair value of identifiable net assets acquired represents goodwill. Trademarks are deemed to have an indefinite useful life and are not amortized. Customer relationship intangibles acquired in the *Grandma's* molasses acquisition and the *Cream of Wheat* acquisition are amortized over 20 years. Goodwill, customer relationship intangibles and trademarks amortization are deductible for income tax purposes.

**(1) Nature of Operations (Continued)**

The following table sets forth the allocation of the *Cream of Wheat* purchase price to the estimated fair value of the net assets acquired at the date of acquisition. Inventory has been recorded at estimated selling price less costs of disposal and a reasonable profit. Equipment has been recorded at estimated fair value as determined by a third-party valuation. We obtained a third-party valuation of the intangible assets acquired (including trademarks and customer relationship intangibles).

Acquisition of the *Cream of Wheat* business (dollars in thousands):

| | |
|---|---|
| Inventory | $ 1,489 |
| Equipment | 2,860 |
| Goodwill | 55,277 |
| Trademarks—indefinite life intangible assets | 27,000 |
| Customer relationship intangibles—amortizable intangible assets | 113,900 |
| Total | $200,526 |

The following table sets forth the respective purchase price allocations for both the *Ortega* food service dispensing pouch and dipping cup acquisition and the *Grandma's* molasses acquisition. We obtained third-party valuations of certain acquired assets, including intangible assets (trademarks and customer relationships).

Acquisition of the *Ortega* food service dispensing pouch and dipping cup business (dollars in thousands):

| | |
|---|---|
| Inventory | $ 874 |
| Trademarks—indefinite life intangible assets (after allocation of approximately $1,100 of negative goodwill) | 1,639 |
| Total | $2,513 |

Acquisition of the *Grandma's* molasses business (dollars in thousands):

| | |
|---|---|
| Equipment | $ 25 |
| Goodwill | 9,877 |
| Trademarks—indefinite life intangible assets | 5,100 |
| Customer relationship intangibles—amortizable intangible assets | 15,100 |
| Total | $30,102 |

***Unaudited Pro Forma Summary of Operations***

The following pro forma summary of operations for fiscal 2007 and fiscal 2006 presents our operations as if the *Cream of Wheat* acquisition had occurred as of the beginning of each period presented. In addition to including the results of operations of the *Cream of Wheat* business, the pro

**(1) Nature of Operations (Continued)**

forma information gives effect to interest on additional borrowings and changes in depreciation of property, plant and equipment and amortization of customer relationship intangibles.

| | Fiscal 2007 | Fiscal 2006 |
|---|---|---|
| | (dollars in thousands) | |
| Net sales | $482,769 | $473,148 |
| Net income | 19,833 | 20,432 |
| Basic and diluted earnings per share Class A common stock | $ 0.68 | $ 0.98 |
| Basic and diluted earnings (loss) per share Class B common stock | $ (0.24) | $ 0.13 |

The pro forma information presented above does not purport to be indicative of the results that actually would have been attained if the *Cream of Wheat* acquisition had occurred as of the beginning of each period presented and is not intended to be a projection of future results.

No pro forma financial information has been presented for the *Grandma's* molasses acquisition or the *Ortega* food service dispensing pouch and dipping cup because such pro forma financial information is not material to our consolidated statements of operations for the periods presented.

**(2) Summary of Significant Accounting Policies**

***(a) Basis of Presentation***

The consolidated financial statements include the accounts of B&G Foods, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

***(b) Use of Estimates***

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires our management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates and assumptions made by management involve trade and consumer promotion expenses; allowances for excess, obsolete and unsaleable inventories; pension benefits; purchase accounting allocations; the recoverability of goodwill, trademarks, customer relationship intangibles, property, plant and equipment and deferred tax assets; the accounting for our EISs and the accounting for earnings per share. Actual results could differ from these estimates and assumptions.

***(c) Cash and Cash Equivalents***

For purposes of the consolidated statements of cash flows, all highly liquid debt instruments with maturities of three months or less when acquired are considered to be cash and cash equivalents.

**(2) Summary of Significant Accounting Policies (Continued)**

***(d) Inventories***

Inventories are stated at the lower of cost or market and include direct material, direct labor, overhead, warehousing and product transfer costs. Cost is determined using the first-in, first-out and average cost methods. Inventories have been reduced by an allowance for excess, obsolete and unsaleable inventories. The allowance is an estimate based on our management's review of inventories on hand compared to estimated future usage and sales.

***(e) Property, Plant and Equipment***

Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets, 12 to 20 years for buildings and improvements, 5 to 12 years for machinery and equipment, and 3 to 5 years for office furniture and vehicles. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Expenditures for maintenance, repairs and minor replacements are charged to current operations. Expenditures for major replacements and betterments are capitalized. We capitalize interest on qualifying assets based on our effective interest rate.

***(f) Goodwill and Trademarks***

Goodwill and intangible assets with indefinite useful lives (trademarks) are tested for impairment at least annually and whenever events or circumstances occur indicating that goodwill or indefinite life intangibles might be impaired.

We perform the annual impairment tests as of the last day of each fiscal year. The annual goodwill impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of our company with our company's carrying value, including goodwill. If the carrying value of our company exceeds our fair value, we perform the second step of the impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of goodwill with the carrying value of that goodwill and recognizing a loss for the difference. Calculating our fair value requires significant estimates and assumptions by management. We estimate our fair value by applying third party market value indicators to our net income before net interest expense, income taxes, depreciation and amortization (EBITDA). We test indefinite life intangible assets for impairment by comparing their carrying value to their fair value that is determined using a cash flow method and recognize a loss to the extent the carrying value is greater.

We completed our annual impairment tests for fiscal 2007, 2006 and 2005 with no adjustments to the carrying values of goodwill and indefinite life intangibles. We did not note any events or circumstances during fiscal 2007, 2006 or 2005 that would indicate that goodwill or indefinite life intangibles might be impaired.

***(g) Deferred Debt Issuance Costs***

Debt issuance costs are capitalized and amortized over the term of the related debt agreements and are classified as other non-current assets. Amortization of deferred debt issuance costs for fiscal years 2007, 2006 and 2005 was $3.2 million, $2.8 million and $2.8 million, respectively. During the second quarter of fiscal 2007, we expensed $1.8 million of deferred debt costs incurred in connection with the repayment of $100.0 million of term loan borrowings under our credit facility.

**(2) Summary of Significant Accounting Policies (Continued)**

***(h) Long-Lived Assets***

Long-lived assets, such as property, plant and equipment, and intangibles with estimated useful lives are depreciated or amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated cost to sell. Estimating future cash flows and calculating fair value of assets requires significant estimates and assumptions by management.

Assets to be disposed of are separately presented in the consolidated balance sheets and are no longer depreciated.

During fiscal 2007 and 2006, we amortized $5.5 million and $0.7 million, respectively, of the customer relationship intangibles acquired in the *Cream of Wheat* and *Grandma's* molasses acquisitions. We had no customer relationship intangibles in fiscal 2005.

***(i) Accumulated Other Comprehensive Loss***

Accumulated other comprehensive loss includes foreign currency translation adjustments relating to assets and liabilities located in our foreign subsidiaries, changes in our minimum pension liability, net of tax, changes in our pension benefits due to the initial adoption and ongoing application of SFAS No. 158, net of tax and changes in our cash flow hedge, net of tax. The components of accumulated other comprehensive loss are as follows (dollars in thousands):

| | Foreign Currency Translation | Minimum Pension Liability, Net of Tax | Cash Flow Hedge | SFAS No.158, Net of Tax | Total |
|---|---|---|---|---|---|
| December 30, 2006 | $(86) | $(215) | $ — | $(1,603) | $(1,904) |
| December 29, 2007 | (92) | — | (3,665) | 39 | (3,718) |

***(j) Derivative Instruments***

We account for our derivative and hedging transactions in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," and SFAS No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities*" (collectively, with SFAS No. 149 referred to as Statement No. 133). Statement No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivative instruments either as an asset or a liability in the balance sheet and to measure such instruments at fair value. The fair value adjustment is included either in the determination of net income or as a component of accumulated other comprehensive income (loss) depending on the nature of the hedge. We do not engage in derivative instruments for trading purposes (see Note 8).

**(2) Summary of Significant Accounting Policies (Continued)**

***(k) Accounting Treatment for EISs***

Our EISs include Class A common stock and senior subordinated notes. Upon completion of our initial public offering of EISs in October 2004 (including the exercise of the over-allotment option), we allocated the proceeds from the issuance of the EISs, based upon relative fair value at the issuance date, to the Class A common stock and the senior subordinated notes. We have assumed that the price paid in the EIS offering was equivalent to the combined fair value of the Class A common stock and the senior subordinated notes, and the price paid in the offering for the senior subordinated notes sold separately (not held in the form of EISs) was equivalent to their initial stated principal amount. We have concluded there are no embedded derivative features related to the EIS that require bifurcation under Statement No. 133. We have determined the fair value of the Class A common stock and the senior subordinated notes with reference to a number of factors, including the sale of the senior subordinated notes sold separately from the EISs that have the same terms as the senior subordinated notes included in the EISs. Therefore, we have allocated the entire proceeds of the EIS offering to the Class A common stock and the senior subordinated notes, and the allocation of the EIS proceeds to the senior subordinated notes did not result in a premium or discount.

We have concluded that the call option and the change in control put option in the senior subordinated notes do not warrant separate accounting under Statement No. 133 because they are clearly and closely related to the economic characteristics of the host debt instrument. Therefore, we have allocated the entire proceeds of the offering to the Class A common stock and the senior subordinated notes. Upon subsequent issuances, if any, of senior subordinated notes, we will evaluate whether the call option and the change in control put option in the senior subordinated notes require separate accounting under Statement No. 133. We expect that if there is a substantial discount or premium upon a subsequent issuance of senior subordinated notes, we may need to separately account for the call option and the change in control put option features as embedded derivatives for such subsequent issuance. If we determine that the embedded derivatives, if any, require separate accounting from the debt host contract under Statement No. 133, the call option and the change in control put option associated with the senior subordinated notes will be recorded as derivative liabilities at fair value, with changes in fair value recorded as other non-operating income or expense. Any discount on the senior subordinated notes resulting from the allocation of proceeds to an embedded derivative will be amortized to interest expense over the remaining life of the senior subordinated notes.

The Class A common stock portion of each EIS is included in stockholders' equity, net of the related portion of the EIS transaction costs allocated to Class A common stock. Dividends paid on the Class A common stock portion of each EIS are recorded as a decrease to additional paid-in capital when declared by us. The senior subordinated note portion of each EIS is included in long-term debt, and the related portion of the EIS transaction costs allocated to the senior subordinated notes was capitalized as deferred debt issuance costs and is being amortized to interest expense using the effective interest method. Interest on the senior subordinated notes is charged to expense as accrued by us.

***(l) Revenue Recognition***

Revenues are recognized when products are shipped. We report all amounts billed to a customer in a sale transaction as revenue, including those amounts related to shipping and handling. Shipping and handling costs are included in cost of goods sold. Consideration from a vendor to a retailer is

**(2) Summary of Significant Accounting Policies (Continued)**

presumed to be a reduction to the selling prices of the vendor's products and, therefore, should be characterized as a reduction of sales when recognized in the vendor's income statement. As a result, coupon incentives and promotional expenses are recorded as a reduction of net sales.

*(m) Advertising Costs*

Advertising costs are expensed as incurred. Advertising costs amounted to approximately $4.0 million, $3.3 million and $2.9 million, for the fiscal years 2007, 2006 and 2005, respectively.

*(n) Trade and Consumer Promotion Expenses*

We offer various sales incentive programs to customers and consumers, such as price discounts, in-store display incentives, slotting fees and coupons. The recognition of expense for these programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates.

*(o) Pension Plans*

We have defined benefit pension plans covering substantially all of our employees. Our funding policy is to contribute annually the amount recommended by our actuaries. See Note 11 for additional information.

*(p) Income Tax Expense Estimates and Policies*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities of our company are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax expenses together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe the recovery is not likely, we establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we include such charge in our tax provision, or reduce our tax benefits in our consolidated statement of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

**(2) Summary of Significant Accounting Policies (Continued)**

There are various factors that may cause these tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future U.S. federal and state income tax laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to the U.S. federal and state income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our consolidated financial statements when new regulations and legislation are enacted. We recognize the benefit of an uncertain tax position that we have taken or expect to take on our income tax returns we file if it is "more likely than not" that such tax position will be sustained based on its technical merits.

***(q) Dividends***

Cash dividends, if any, are accrued as a liability on our consolidated balance sheet and recorded as a decrease to additional paid-in capital when declared.

***(r) Earnings Per Share***

We currently have one class of common stock issued and outstanding, designated as Class A common stock. Prior to May 29, 2007, we had two classes of common stock issued and outstanding, designated as Class A common stock and Class B common stock. For periods in which we had shares of both Class A common stock and Class B common stock issued and outstanding, we present earnings per share using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings or losses. Net income is allocated between the two classes of common stock based upon the two-class method. Basic and diluted earnings per share for the

**B&G FOODS, INC. AND SUBSIDIARIES**

**Notes to Consolidated Financial Statements (Continued)**

**December 29, 2007, December 30, 2006 and December 31, 2005**

**(2) Summary of Significant Accounting Policies (Continued)**

Class A common stock and Class B common stock is calculated by dividing allocated net income by the weighted average number of shares of Class A common stock and Class B common stock outstanding.

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| | (dollars in thousands) | | |
| Net income | $ 17,825 | $ 11,573 | $ 8,005 |
| Less: Class A common stock dividends declared | 27,631 | 16,960 | 16,960 |
| Undistributed loss available to Class A and Class B common stockholders | $ (9,806) | $ (5,387) | $ (8,955) |
| *Weighted average common shares outstanding:* | | | |
| Basic and diluted Class A common shares outstanding | 29,910,666 | 20,000,000 | 20,000,000 |
| Basic and diluted Class B common shares outstanding | 3,093,159 | 7,556,443 | 7,556,443 |
| *Basic and diluted allocation of undistributed loss:* | | | |
| Class A common stock | $ (8,887) | $ (3,910) | $ (6,499) |
| Class B common stock | (919) | (1,477) | (2,456) |
| Total | $ (9,806) | $ (5,387) | $ (8,955) |
| Undistributed loss: | | | |
| Class A common stock | $ (0.30) | $ (0.20) | $ (0.32) |
| Class B common stock | $ (0.30) | $ (0.20) | $ (0.33) |
| Distributed earnings: | | | |
| Class A common stock | $ 0.92[(1)] | $ 0.85 | $ 0.85 |
| Basic earnings (loss) per share: | | | |
| Class A common stock | $ 0.62 | $ 0.65 | $ 0.53 |
| Class B common stock | $ (0.30) | $ (0.20) | $ (0.33) |

(1) "Distributed earnings" differs from actual per share amounts paid as dividends as the earnings per share computation under GAAP requires the use of the weighted average, rather than the actual number of shares outstanding.

During fiscal 2007, 2006 and 2005 our board of directors declared quarterly cash dividends of $0.212 per share ($0.848 per share per annum), on our Class A common stock.

Since May 29, 2007, we no longer have any shares of Class B common stock issued or outstanding. In addition, no dividends on our Class B common stock were ever declared prior to such date. Therefore, for purposes of the earnings per share calculation, all distributed earnings are included in Class A common stock earnings per share.

**(2) Summary of Significant Accounting Policies (Continued)**

***(s) Fair Value of Financial Instruments***

Cash and cash equivalents, trade accounts receivable, income tax receivable, trade accounts payable, accrued expenses and dividends payable are reflected in the consolidated balance sheets at carrying value, which approximates fair value due to the short-term nature of these instruments.

The carrying values and fair values of our senior notes and senior subordinated notes as of December 29, 2007 and December 26, 2006 are as follows (dollars in thousands):

| | December 29, 2007 | | December 30, 2006 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value(1)(2) | Carrying Value | Fair Value(1)(3) |
| 8% Senior Notes due October 1, 2011 | $240,000 | $235,800 | $240,000 | $244,800 |
| 12% Senior Subordinated Notes due October 30, 2016(2): | | | | |
| —represented by EISs | 119,067 | 126,561 | 143,000 | N/A |
| —held separately | 46,733 | 49,674 | 22,800 | 25,510 |

(1) Fair values are estimated based on quoted market prices, except as otherwise noted in footnotes (2) and (3) below.

(2) Solely for purposes of this presentation, we have assumed that the fair value of each senior subordinated note at December 29, 2007 was $7.60, based upon the $10.07 per share closing price of our separately traded Class A common stock and the $17.67 per EIS closing price of our EISs on the New York Stock Exchange on December 28, 2007 (the last business day of fiscal 2007). Each EIS represents one share of Class A common stock and $7.15 principal amount of our senior subordinated notes.

(3) It is not practicable to estimate the fair value of the $143.0 million principal amount of senior subordinated notes represented by the EISs at December 30, 2006.

The carrying value of our term loan borrowings approximates fair value because interest rates under the term loan borrowings are variable, based on prevailing market rates. Our term loan borrowings are subject to the interest rate swap discussed below.

We use an interest rate swap to manage variable interest rate exposure on our $130.0 million of term loan borrowings. Our objective for holding this derivative is to decrease the volatility of future cash flows associated with interest payments on our variable rate debt. Derivative instruments are recognized in other assets or liabilities on our consolidated balance sheet at fair value. We record gains and losses on derivatives qualifying as a cash flow hedge in comprehensive income (loss), to the extent that the hedge is effective and until we recognize the underlying transactions in net income, at which time these gains and losses are reflected in the consolidated statement of operations. Other comprehensive income for fiscal 2007 includes net unrealized after tax losses of $3.7 million ($5.9 million pre-tax). The unrealized amounts in comprehensive income (loss) will fluctuate based on changes in the fair value of open contracts during each reporting period. We did not have any derivatives during fiscal 2006 or fiscal 2005.

***(t) New Accounting Standards***

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has

**(2) Summary of Significant Accounting Policies (Continued)**

taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information. A tax benefit from an uncertain position was previously recognized if it was probable of being sustained. Under FIN 48, the liability for unrecognized tax benefits is classified as non-current unless the liability is expected to be settled in cash within 12 months of the reporting date. On May 2, 2007, the FASB issued FASB Staff Position No. 48-1, "*Definition of Settlement in FASB Interpretation 48*" (FIN 48-1). FIN 48-1 amends FIN 48 to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance in FIN 48-1 is to be applied upon the initial adoption of FIN 48. As a result of the adoption of FIN 48, as amended by FIN 48-1, at the beginning of fiscal 2007, we reclassified $0.2 million to other non-current liabilities.

In September 2006, the FASB issued SFAS No. 158, "*Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R*" (SFAS No. 158). SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a defined benefit plan's over-funded status or a liability for a plan's under-funded status and recognize changes in the funded status of a defined benefit plan in the year in which the changes occur. These changes will be reported in our accumulated other comprehensive loss and as a separate component of stockholders' equity. We adopted SFAS No. 158 at the end of fiscal 2006. The adoption of SFAS No. 158 in fiscal 2006 resulted in the recognition of $2.6 million of additional pension obligations, deferred tax assets of $1.0 million and a decrease to stockholders' equity of $1.6 million, with no impact to our statements of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" (SAB No. 108), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. In accordance with SAB No. 108, we have adjusted our opening accumulated deficit for fiscal 2006 in the amount of $0.6 million to re-establish certain deferred tax liabilities that were reversed prior to fiscal 2001.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of fiscal 2008, with the exception of certain provisions deferred until fiscal 2009. We do not anticipate that the adoption of this statement will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" (SFAS No. 141R), and SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements*" (SFAS No. 160). SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160

**(2) Summary of Significant Accounting Policies (Continued)**

clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 141R and SFAS No. 160 are effective as of the beginning of our 2009 fiscal year. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R and SFAS No. 160 on our consolidated financial statements.

**(3) Inventories**

Inventories consist of the following as of the dated indicated (dollars in thousands):

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Raw materials and packaging | $19,573 | $11,461 |
| Work in process | 2,641 | 2,587 |
| Finished goods | 70,967 | 64,221 |
| Total | $93,181 | $78,269 |

**(4) Gain on Sale of Property, Plant and Equipment**

On July 1, 2005, we closed our New Iberia, Louisiana, manufacturing facility as part of our ongoing efforts to improve our production capacity utilization, productivity and operating efficiencies, and lower our overall costs. During the thirteen weeks ended December 31, 2005, we began negotiations for the sale of the land and building and classified the land and building, with a carrying value of $0.8 million, as assets held for sale at such time and ceased depreciation. The sale of our New Iberia facility closed on July 9, 2006. We received net proceeds of $1.3 million and recorded a gain on the sale of $0.5 million.

**(5) Property, Plant and Equipment, net**

Property, plant and equipment, net consists of the following as of the dates indicated (dollars in thousands):

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Land | $ 1,779 | $ 1,771 |
| Buildings and improvements | 21,967 | 16,786 |
| Machinery and equipment | 69,418 | 58,756 |
| Office furniture and vehicles | 7,314 | 6,675 |
| Construction-in-progress | 4,859 | 4,001 |
| | 105,337 | 87,989 |
| Less: accumulated depreciation | (55,679) | (47,720) |
| Total | $ 49,658 | $ 40,269 |

### (6) Goodwill, Trademarks and Customer Relationship Intangibles

The following table reconciles the changes in the carrying amount of goodwill in fiscal 2007 and 2006 (dollars in thousands):

| | Fiscal 2007 | Fiscal 2006 |
|---|---|---|
| Beginning balance | $198,076 | $189,028 |
| *Cream of Wheat* acquisition | 55,277 | — |
| *Grandma's* molasses acquisition | — | 9,877 |
| Purchase price allocation adjustment—*Ortega* food service dispensing pouch and dipping cup business, reclassified to trademark | — | (829) |
| Ending balance | $253,353 | $198,076 |

The following table reconciles the changes in the carrying amount of trademarks, which have an indefinite life, in fiscal 2007 and 2006 (dollars in thousands):

| | Fiscal 2007 | Fiscal 2006 |
|---|---|---|
| Beginning balance | $200,220 | $194,264 |
| *Cream of Wheat* acquisition | 27,000 | — |
| *Grandma's* molasses acquisition | — | 5,100 |
| Purchase price allocation adjustment—*Ortega* food service dispensing pouch and dipping cup business | — | 856 |
| Ending balance | $227,220 | $200,220 |

Customer relationship intangibles are presented at cost, net of accumulated amortization, and are amortized on a straight-line basis over their estimated useful lives of 20 years.

| | Customer Relationship Intangibles | Less: Accumulated Amortization | Total |
|---|---|---|---|
| | (dollars in thousands) | | |
| Balance at December 31, 2005 | $ — | $ — | $ — |
| *Grandma's* molasses acquisition | 15,100 | — | 15,100 |
| Amortization expense | — | (731) | (731) |
| Balance at December 30, 2006 | $ 15,100 | $ (731) | $ 14,369 |
| *Cream of Wheat* acquisition | 113,900 | — | 113,900 |
| Amortization expense | — | (5,501) | (5,501) |
| Balance at December 29, 2007 | $129,000 | $(6,232) | $122,768 |

We expect to recognize $6.5 million of amortization expense per year associated with our current customer relationship intangibles during fiscal 2008 and each of the next four succeeding years. No amortization expense of customer relationship intangibles was recorded for fiscal 2005.

## (7) Leases

We have several noncancelable operating leases, primarily for our corporate headquarters, warehouses, transportation equipment and machinery. These leases generally require us to pay all executory costs such as maintenance, taxes and insurance.

We lease a manufacturing and warehouse facility from a former chairman of our board of directors under an operating lease that expires in April 2009. Total rent expense associated with this lease was $0.8 million per annum for fiscal 2007, 2006 and 2005.

As of December 29, 2007, future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) for the periods set forth below are as follows (dollars in thousands):

| Fiscal year ending: | Third Parties | Related Party |
|---|---|---|
| 2008 | $2,923 | $ 822 |
| 2009 | 1,611 | 206 |
| 2010 | 583 | — |
| 2011 | 268 | — |
| 2012 | 66 | — |
| Thereafter | 2 | — |
| Total | $5,453 | $1,028 |

Total rental expense was $4.3 million, $4.1 million and $3.6 million, for the fiscal years 2007, 2006 and 2005, respectively.

## (8) Long-Term Debt

Long-term debt consists of the following (dollars in thousands):

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Senior secured credit facility: | | |
| Revolving credit facility | $ — | $ — |
| Term loan | 130,000 | 25,000 |
| 12% Senior Subordinated Notes due October 30, 2016 | 165,800 | 165,800 |
| 8% Senior Notes due October 1, 2011 | 240,000 | 240,000 |
| Total long-term debt | $535,800 | $430,800 |

*Senior Secured Credit Facility.* In October 2004, we entered into a $30.0 million senior secured revolving credit facility. In order to finance the *Grandma's* molasses acquisition, we amended the credit facility in January 2006 to provide for, among other things, a new $25.0 million term loan and a reduction in the revolving credit facility commitments from $30.0 million to $25.0 million. In order to finance the *Cream of Wheat* acquisition, our credit facility was amended and restated in February 2007 to provide for, among other things, an additional $205.0 million of term loan borrowings. On May 29, 2007, we prepaid $100.0 million of term loan borrowings. Our $25.0 million revolving credit facility

**(8) Long-Term Debt (Continued)**

matures on January 10, 2011 and the remaining $130.0 million of term loan borrowings matures on February 26, 2013.

Interest under the revolving credit facility, including any outstanding letters of credit, is determined based on alternative rates that we may choose in accordance with the revolving credit facility, including the base lending rate per annum plus an applicable margin, and LIBOR plus an applicable margin. We pay a commitment fee of 0.50% per annum on the unused portion of the revolving credit facility. Interest under the term loan facility is determined based on alternative rates that we may choose in accordance with the credit facility, including the base lending rate per annum plus an applicable margin of 1.00%, and LIBOR plus an applicable margin of 2.00%.

Effective as of February 26, 2007, we entered into a six year interest rate swap agreement in order to effectively fix at 7.0925% the interest rate payable for $130.0 million of term loan borrowings. The interest rate for the remaining $100.0 million of term loan borrowings, which we subsequently prepaid, was 7.36% as of the prepayment date (based upon a three-month LIBOR rate in effect at that time that expired on May 25, 2007). The swap is designated as a cash flow hedge under the guidelines of SFAS No. 133. The swap is in place through the life of the term loan, ending on February 26, 2013. Changes in fair value of the swap are recorded in accumulated other comprehensive income (loss), net of tax on our consolidated balance sheet.

Our obligations under the credit facility are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries. The credit facility is secured by substantially all of our and our subsidiaries' assets except our and our subsidiaries' real property. The credit facility provides for mandatory prepayment based on asset dispositions and certain issuances of securities, as defined. The credit facility contains covenants that restrict, among other things, our ability to incur additional indebtedness, pay dividends and create certain liens. The credit facility also contains certain financial maintenance covenants, which, among other things, specify maximum capital expenditure limits, a minimum interest coverage ratio and a maximum senior and total leverage ratio, each ratio as defined. As of December 29, 2007, we were in compliance with all of the covenants in the credit facility. Proceeds of the revolving credit facility are restricted to funding our working capital requirements, capital expenditures and acquisitions of companies in the same line of business as our company, subject to specified criteria. The revolving credit facility was undrawn on the date of its commencement in October 2004 and remained undrawn through December 29, 2007. The available borrowing capacity under our revolving credit facility, net of outstanding letters of credit of $0.5 million, was $24.5 million at December 29, 2007. The maximum letter of credit capacity under the revolving credit facility is $10.0 million, with a fronting fee of 3.0% per annum for all outstanding letters of credit.

*12.0% Senior Subordinated Notes due 2016.* In October 2004, we issued $165.8 million aggregate principal amount of 12.0% senior subordinated notes due 2016, $143.0 million in the form of EISs and $22.8 million separate from EISs. As of December 29, 2007, $119.1 million aggregate principal amount of senior subordinated notes was held in the form of EISs and $46.7 million aggregate principal amount of senior subordinated notes was held separate from EISs.

Interest on the senior subordinated notes is payable quarterly in arrears on each January 30, April 30, July 30 and October 30 through the maturity date. The senior subordinated notes will mature on October 30, 2016, unless earlier retired or redeemed as described below.

**(8) Long-Term Debt (Continued)**

Upon the occurrence of a change of control (as defined in the indenture), unless we have retired the senior subordinated notes or exercised our right to redeem all senior subordinated notes as described below, each holder of the senior subordinated notes has the right to require us to repurchase that holder's senior subordinated notes at a price equal to 101.0% of the principal amount of the senior subordinated notes being repurchased, plus any accrued and unpaid interest to the date of repurchase. In order to exercise this right, a holder must separate the senior subordinated notes and Class A common stock represented by such holder's EISs.

We may not redeem the senior subordinated notes prior to October 30, 2009. However, we may, from time to time, seek to retire the senior subordinated notes through cash repurchases of EISs or separate senior subordinated notes and/or exchanges of EISs or separate senior subordinated notes for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

In addition, on and after October 30, 2009, we may redeem for cash all or part of the senior subordinated notes at a redemption price of 106.0% beginning October 30, 2009 and thereafter at prices declining annually to 100% on or after October 30, 2012. If we redeem any senior subordinated notes, the senior subordinated notes and Class A common stock represented by each EIS will be automatically separated.

The senior subordinated notes are unsecured obligations and are subordinated in right of payment to all of our existing and future senior secured and senior unsecured indebtedness, including the indebtedness under our credit facility and our senior notes. The senior subordinated notes rank pari passu in right of payment with any of our other subordinated indebtedness.

Our obligations under the senior subordinated notes are jointly and severally and fully and unconditionally guaranteed by all of our existing domestic subsidiaries and certain future domestic subsidiaries on an unsecured and subordinated basis on the terms set forth in our senior subordinated notes indenture. The senior subordinated note guarantees are subordinated in right of payment to all existing and future senior indebtedness of the guarantors, including the indebtedness under our credit facility and the senior notes. Our present foreign subsidiaries are not guarantors, and any future foreign or partially owned domestic subsidiaries will not be guarantors, of our senior subordinated notes.

Our senior subordinated notes indenture contains covenants with respect to us and the guarantors and restricts the incurrence of additional indebtedness and the issuance of capital stock; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; specified creation of liens, sale-leaseback transactions and sales of assets; fundamental changes, including consolidation, mergers and transfers of all or substantially all of our assets; and specified transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. As of December 29, 2007, we were in compliance with all of the covenants in the senior subordinated notes indenture.

*8.0% Senior Notes due 2011.* In October 2004, we issued $240.0 million aggregate principal amount of 8.0% senior notes due 2011. Interest on the senior notes is payable on April 1 and October 1 of each year. The senior notes will mature on October 1, 2011, unless earlier retired or redeemed as described below.

**(8) Long-Term Debt (Continued)**

We may not redeem the senior notes prior to October 1, 2008. However, we may, from time to time, seek to retire the senior notes through cash repurchases of senior notes and/or exchanges of senior notes for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

On or after October 1, 2008, we may redeem some or all of the senior notes at a redemption price of 104.0% beginning October 1, 2008 and thereafter at prices declining annually to 100% on or after October 1, 2010. If we or any of the guarantors sell certain assets or experience specific kinds of changes in control, we must offer to purchase the senior notes at the prices as described in our senior notes indenture plus accrued and unpaid interest to the date of redemption.

Our obligations under the senior notes are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries. The senior notes and the subsidiary guarantees are our and the guarantors' general unsecured obligations and are effectively junior in right of payment to all of our and the guarantors' secured indebtedness and to the indebtedness and other liabilities of our non-guarantor subsidiaries; are pari passu in right of payment to all of our and the guarantors' existing and future unsecured senior debt; and are senior in right of payment to all of our and the guarantors' future subordinated debt, including the senior subordinated notes. Our present foreign subsidiaries are not guarantors, and any future foreign or partially owned domestic subsidiaries will not be guarantors, of our senior notes.

Our senior notes indenture contains covenants with respect to us and the guarantors and restricts the incurrence of additional indebtedness and the issuance of capital stock; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; specified creation of liens, sale-leaseback transactions and sales of assets; fundamental changes, including consolidation, mergers and transfers of all or substantially all of our assets; and specified transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. As of December 29, 2007, we were in compliance with all of the covenants in the senior notes indenture.

*Subsidiary Guarantees.* We have no assets or operations independent of our direct and indirect subsidiaries. All of our present domestic subsidiaries jointly and severally and fully and unconditionally guarantee our senior subordinated notes and our senior notes, and management has determined that our subsidiaries that are not guarantors of our senior subordinated notes and senior notes are, individually and in the aggregate, "minor subsidiaries" as that term is used in Rule 3-10 of Regulation S-X promulgated by the SEC. There are no significant restrictions on our ability and the ability of our subsidiaries to obtain funds from our respective subsidiaries by dividend or loan. Consequently, separate financial statements have not been presented for our subsidiaries because management has determined that they would not be material to investors.

*Deferred Debt Issuance Costs.* In connection with the issuance of our senior subordinated notes and our senior notes in October, 2004, we capitalized approximately $23.1 million of debt issuance costs, which will be amortized over their respective terms. In connection with the issuance of our term loan in January 2006, we capitalized approximately $0.4 million of additional debt issuance costs, which will be amortized over the term of the loan. In connection with the issuance of additional term loan

### (8) Long-Term Debt (Continued)

borrowings of $205.0 million in February 2007 we capitalized approximately $4.0 million of additional debt issuance costs. During the second quarter of 2007 we wrote-off and expensed $1.8 million of deferred debt issuance costs in connection with our May 2007 prepayment of $100.0 million of term loan borrowings. As of December 29, 2007 and December 30, 2006 we had net deferred debt issuance costs of $16.4 million and $17.3 million, respectively.

At December 29, 2007 and December 30, 2006 accrued interest of $8.9 million and $8.5 million, respectively, is included in accrued expenses in the accompanying consolidated balance sheets.

As of December 29, 2007, the aggregate maturities of long-term debt are as follows (dollars in thousands):

| Years ended December: | |
|---|---|
| 2008 | $ — |
| 2009 | — |
| 2010 | — |
| 2011 | 240,000 |
| 2012 | — |
| Thereafter | 295,800 |
| Total | $535,800 |

### (9) Income Taxes

The components of income before income tax expense consist of the following (dollars in thousands):

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| U.S. | $28,406 | $17,535 | $13,240 |
| Foreign | 59 | — | — |
| Total | $28,465 | $17,535 | $13,240 |

**(9) Income Taxes (Continued)**

Income taxes consist of the following (dollars in thousands):

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 1,309 | $ — | $ 302 |
| State | (13) | (203) | 138 |
| Foreign | 21 | — | — |
| Subtotal | 1,317 | (203) | 440 |
| Deferred: | | | |
| Federal | 8,497 | 6,317 | 4,513 |
| State | 826 | (152) | 282 |
| Subtotal | 9,323 | 6,165 | 4,795 |
| Total | $10,640 | $5,962 | $5,235 |

Income tax expense differs from the expected income tax expense (computed by applying the U.S. federal income tax rate of 35% for fiscal years 2007, 2006 and 2005 to income before income tax expense) as a result of the following:

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Expected tax expense | 35.0% | 35.0% | 35.0% |
| Increase (decrease): | | | |
| State income taxes, net of federal income tax benefit/expense | 2.8% | (1.6)% | 3.2% |
| Nondeductible expenses, net of deductible revenue | — | 0.6% | 0.1% |
| Other differences | (0.4)% | — | 1.2% |
| Total | 37.4% | 34.0% | 39.5% |

State income taxes, net of federal income tax benefit in fiscal 2006 includes a reduction in the state effective tax rate used to measure our net deferred liabilities. The decrease in the state effective tax rate, net of federal benefit for fiscal 2006 was the result of a change in the state apportionment factors.

B&G FOODS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 29, 2007, December 30, 2006 and December 31, 2005

**(9) Income Taxes (Continued)**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Accounts receivable, principally due to allowance | $ 38 | $ 38 |
| Inventories, principally due to additional costs capitalized for tax purposes | 513 | 633 |
| Accruals and other liabilities | 2,784 | 2,727 |
| Net operating loss and tax credit carryforwards | 678 | 1,531 |
| Deferred debt issuance costs | 602 | 22 |
| Total gross deferred tax assets | 4,615 | 4,951 |
| Less valuation allowance | — | — |
| Net deferred tax assets | 4,615 | 4,951 |
| Deferred tax liabilities: | | |
| Plant and equipment | (3,696) | (4,854) |
| Goodwill | (17,398) | (13,155) |
| Trademarks | (50,252) | (46,309) |
| Customer relationship intangibles | (783) | (88) |
| Prepaid expenses | (800) | (637) |
| Total gross deferred tax liabilities | (72,929) | (65,043) |
| Net deferred tax liability | $(68,314) | $(60,092) |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income and reversal of deferred tax liabilities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of any valuation allowances at December 29, 2007. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during future periods are reduced.

The valuation allowance at December 29, 2007 and December 30, 2006 was $0.

At December 29, 2007, we have state net operating loss carryforwards of $36.8 million, which are available to offset future taxable income, if any, through 2021. As a result of our acquisitions in prior years, the annual utilization of the net operating loss carryforwards acquired is limited under certain provisions of the Internal Revenue Code.

**(9) Income Taxes (Continued)**

At December 29, 2007 we have intangibles of $337.9 million for tax purposes, which are amortizable through 2022.

As a result of the adoption of FIN 48, as amended by FIN 48-1, at the beginning of fiscal 2007 we reclassified $0.2 million to other non-current liabilities (of which the entire amount would impact our effective tax rate if recognized). This liability for unrecognized tax benefits relates to state income taxes and Canadian income taxes. During the third quarter of 2007, we paid the Canadian income tax liability in full. At the end of fiscal 2007, our liability for unrecognized tax benefits was approximately $0.1 million, which includes interest and penalties. If recognized, it would have a favorable impact on our tax expense. Our policy is to classify interest and penalties related to income tax uncertainties as income tax expense.

| | Fiscal 2007 |
|---|---|
| | (dollars in thousand) |
| Reconciliation of unrecognized tax benefits: | |
| Balance as of December 31, 2006 | $157 |
| Settlements | (45) |
| Expiration of statute of limitations | (21) |
| Balance as of December 29, 2007 | $ 91 |

We operate in multiple taxing jurisdictions within the United States and Canada and from time to time face audits from various tax authorities regarding the deductibility of certain expenses, state income tax nexus, intercompany transactions, transfer pricing and other matters.

Although we do not believe that we are currently under examination in any of our major tax jurisdictions, we remain subject to examination in all of our tax jurisdictions until the applicable statutes of limitations expire. As of December 29, 2007, a summary of the tax years that remain subject to examination in our major tax jurisdictions are:

| | |
|---|---|
| United States—Federal | 2005 and forward |
| United States—States | 2000 and forward |
| Canada | 2006 and forward |

Based upon the expiration of statutes of limitations and the conclusion of tax examinations in several jurisdictions, we believe it is reasonably possible that the total amount of previously unrecognized tax benefits may decrease within twelve months of the reporting date.

**(10) Capital Stock**

*Authorized Common Stock.* We have two separate authorized classes of common stock, our Class A common stock, par value $0.01 per share, and our Class B common stock, par value $0.01 per share. As of December 29, 2007, there were 36,778,988 shares of Class A common stock issued and outstanding, 16,652,767 of which were held as part of EISs and 20,126,221 of which were held separate from EISs. Each EIS represents one share of Class A common stock and $7.15 principal amount of 12% senior subordinated notes due 2016. The holders of our EISs may separate each EIS into one share of Class A common stock and $7.15 principal amount of senior subordinated notes at any time. Upon the occurrence of certain events (including redemption of the senior subordinated notes or upon maturity of the senior subordinated notes), EISs will automatically separate. Conversely, subject to limitations, a holder of separate shares of Class A common stock and senior subordinated notes can combine such securities to form EISs. Separation and combination of EISs will automatically result in increases and decreases, respectively, in the number of shares of Class A common stock not held in the form of EISs.

As of December 29, 2007, there were no shares of Class B common stock issued or outstanding.

*Voting Rights.* The holders of our common stock are entitled to one vote per share with respect to each matter on which the holders of our common stock are entitled to vote. Shares of our Class A common stock and Class B common stock, if any, are entitled to the same voting rights per share and vote together as a single class on all matters with respect to which holders are entitled to vote. The holders of our common stock are not entitled to cumulate their votes in the election of our directors.

*Dividends.* The holders of our common stock are entitled to receive dividends, if any, as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. In the event of any liquidation, dissolution or winding up of our company, Class A common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

With respect to rights to dividends and on liquidation, dissolution or winding up, there is no difference between our Class A and Class B common stock, except that under our organizational documents, through the dividend payment dates with respect to the quarterly and annual dividend payment periods ending January 2, 2010, dividends on our Class B common stock (to the extent there are any issued and outstanding shares of Class B common stock) will be subordinated to the payment of dividends on our Class A common stock and will be paid on an annual basis. In addition, holders of our Class B common stock, if any, will, subject to the subordination provision described above and certain other conditions, be entitled to dividend payments of 1.1 times the amount of dividends, if any, paid to the holders of our Class A common stock.

During fiscal 2007, 2006 and 2005 our board of directors declared quarterly cash dividends of $0.212 per share ($0.848 per share per annum), on our Class A common stock. No dividends on our Class B common stock were declared in fiscal 2007, 2006 or 2005.

*Additional Issuance of Our Authorized Common Stock and Preferred Stock.* Additional shares of our authorized common stock and preferred stock may be issued, as determined by our board of directors from time to time, without approval of holders of our common stock, except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which

**(10) Capital Stock (Continued)**

our securities may be listed or traded. Our board of directors has the authority by resolution to determine and fix, with respect to each series of preferred stock prior to the issuance of any shares of the series to which such resolution relates, the designations, powers, preferences and rights of the shares of preferred stock of such series and any qualifications, limitations or restrictions thereof.

**(11) Pension Benefits**

We have defined benefit pension plans covering substantially all of our employees. The benefits are based on years of service and the employee's compensation, as defined. We make annual contributions to the plans equal to the maximum amount that can be deducted for income tax purposes.

The following table sets forth our defined benefit pension plans' benefit obligation, fair value of plan assets and funded status recognized in the consolidated balance sheets. We used December 29,

**(11) Pension Benefits (Continued)**

2007 and December 30, 2006 measurement dates for fiscal 2007 and 2006, respectively, to calculate end of year benefit obligations, fair value of plan assets and annual net periodic benefit cost.

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| | (dollars in thousands) | |
| **Change in projected benefit obligation:** | | |
| Projected benefit obligation at beginning of year | $23,082 | $22,342 |
| Amendment to plan | — | 471 |
| Actuarial (loss) gain | (2,857) | (2,023) |
| Service cost | 1,391 | 1,518 |
| Interest cost | 1,303 | 1,210 |
| Benefits paid | (476) | (436) |
| Projected benefit obligation at end of year | 22,443 | 23,082 |
| **Change in plan assets:** | | |
| Fair value of plan assets at beginning of year | 18,818 | 14,406 |
| Actual gain on plan assets | 1,579 | 2,234 |
| Employer contributions | 3,735 | 2,614 |
| Benefits paid | (476) | (436) |
| Fair value of plan assets at end of year | 23,656 | 18,818 |
| **Net amount recognized:** | | |
| Other assets | $ 1,213 | $ 536 |
| Other long-term liabilities | — | (4,800) |
| Funded status at the end of the year | $ 1,213 | $(4,264) |
| **Amount recognized in accumulated other comprehensive loss consist of:** | | |
| Prior service cost | $ (440) | $ (485) |
| Actuarial gain (loss) | 503 | (2,444) |
| Deferred taxes | (24) | 1,111 |
| Accumulated other comprehensive loss | $ 39 | $(1,818) |

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost fiscal 2008 are as follows (dollars in thousands):

| | |
|---|---|
| Prior service cost | $ 45 |
| Actuarial gain (loss) | (13) |
| | $ 32 |

**(11) Pension Benefits (Continued)**

| | December 29, 2007 | December 30, 2006 |
|---|---|---|
| Weighted-average assumptions: | | |
| Discount rate | 6.50% | 5.90% |
| Rate of compensation increase | 4.00% | 4.00% |
| Expected long-term rate of return | 7.75% | 7.75% |

The discount rate used to determine year-end fiscal 2007 pension benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality fixed-income investments across a broad range of future maturities.

Net periodic cost includes the following components (dollars in thousands):

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Service cost—benefits earned during the period | $ 1,391 | $ 1,518 | $ 1,534 |
| Interest cost on projected benefit obligation | 1,303 | 1,210 | 1,127 |
| Expected return on plan assets | (1,485) | (1,154) | (1,013) |
| Amortization of unrecognized prior service cost | 45 | 35 | 4 |
| Amortization of (gain)/loss | (3) | 188 | 219 |
| Net pension cost | $ 1,251 | $ 1,797 | $ 1,871 |

The asset allocation for our pension plans at the end of fiscal 2007 and fiscal 2006, and the target allocation for fiscal 2008, by asset category, follows. The fair value of plan assets for these plans is $23.7 million and $18.8 million at the end of fiscal 2007 and fiscal 2006, respectively. The expected long-term rate of return on these plan assets was 7.75% in fiscal 2006 and fiscal 2007.

Our pension plan assets are managed by outside investment managers; assets are rebalanced at the end of each quarter. Our investment strategy with respect to pension assets is to maximize return while protecting principal. The investment manager has the flexibility to adjust the asset allocation and move funds to the asset class that offers the most opportunity for investment returns.

| | | Percentage of Plan Assets at Year End | |
|---|---|---|---|
| Asset Category | Target Allocation | December 29, 2007 | December 30, 2006 |
| Equity securities | 60% | 64% | 63% |
| Fixed income securities | 35% | 30% | 28% |
| Cash | 5% | 6% | 9% |
| Total | 100% | 100% | 100% |

**(11) Pension Benefits (Continued)**

Information about the expected cash flows for the pension plan follows (dollars in thousands):

| | Pension Benefits |
|---|---|
| Expected company contribution: | |
| 2008 | $ 100 |
| Expected benefit payments: | |
| 2008 | $ 635 |
| 2009 | 658 |
| 2010 | 759 |
| 2011 | 837 |
| 2012 | 976 |
| 2013 to 2017 | 7,411 |

We sponsor a defined contribution plan covering substantially all of our employees. Employees may contribute to this plan and these contributions are matched by us at varying amounts. Contributions for the matching component of this plan amounted to $0.6 million, $0.6 million and $0.7 million for fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Pension expense relating to a multi-employer pension plan amounted to $0.9 million, $0.8 million and $0.7 million for fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

**(12) Related-Party Transactions**

*Transaction Services Agreement.* We were party to a transaction services agreement pursuant to which Bruckmann, Rosser, Sherrill & Co., Inc. (BRS & Co.), the manager of Bruckmann, Rosser, Sherrill & Co., L.P. (BRS), would be paid a transaction fee for management, financial and other corporate advisory services rendered by BRS & Co. in connection with acquisitions, divestitures, financings and other transactions by our company, which fee would not exceed 1.0% of the total transaction value. BRS was our majority owner prior to our EIS offering in October 2004 and remained a majority owner of our Class B common stock prior to our Class A common stock offering in May 2007. Stephen C. Sherrill, the chairman of our board of directors, is a managing director of BRS & Co. The transaction services agreement provided that transaction fees would be payable as described above unless a majority of disinterested directors determined otherwise. Upon the consummation of the Class A common stock offering, the transaction services agreement was terminated. No transaction fees were paid under the transaction services agreement during fiscal 2007 prior to its termination or during fiscal 2006 or fiscal 2005.

*Roseland Lease.* We lease a manufacturing and warehouse facility from a former chairman of our board of directors under an operating lease, which expires in April 2009. Total rent expense associated with this lease was $0.8 million for fiscal 2007, 2006 and 2005.

*Acquisition of Grandma's Molasses.* On January 10, 2006, through a wholly-owned subsidiary, we acquired the *Grandma's* molasses business from Mott's LLP, a Cadbury Schweppes Americas Beverages company, for $30.0 million in cash. James R. Chambers, a member of our board of directors has been the President, Cadbury Schweppes Americas Confectionary since July 2005. Mr. Chambers did not participate in the negotiation of the transaction nor did he participate in the board's deliberations or

**(12) Related-Party Transactions (Continued)**

decisions regarding the transaction. Mr. Chambers did not personally have any direct or indirect pecuniary or other interest in the transaction as a result of his position at Cadbury.

*Repurchase and Exchange of Class B Common Stock.* We used a portion of the proceeds of the Class A common stock offering to repurchase 6,762,455 shares of our Class B common stock, which were held by, among others, BRS, Mr. Sherrill and certain of our current and former executive officers, at a per share repurchase price equal to the offering price of our Class A common stock, or $13.00 per share, less discounts and commissions. We also exchanged the remaining 793,988 shares of our Class B common stock, which were held by certain of our current and former executive officers, for an equal numbers of shares of our Class A common stock in order to eliminate all of our outstanding Class B common stock. Our board of directors established a special committee comprised solely of our independent directors to recommend to our board of directors the repurchase price and exchange ratio for our Class B common stock, to negotiate with the holders of the Class B common stock, and to recommend to our board of directors if the transaction was in our best interests and fair to the holders of our Class A common stock. The special committee retained a financial advisor to provide information, advice and analysis to assist the special committee in its review of the proposed transaction. The special committee also engaged its own legal counsel to advise the special committee on its duties and responsibilities. The financial advisor delivered to the special committee an opinion that the proposed consideration to be paid by us to the holders of the Class B common stock was fair to us and the holders of the Class A common stock from a financial point of view. After considering all of the information it had gathered, the special committee recommended to our board of directors that from a valuation standpoint, the purchase price for the Class B common stock to be repurchased should be the offering price of the Class A common stock in the offering, net of underwriting discounts and commissions, and that each share of our Class B common stock to be exchanged should be exchanged for one share of our Class A common stock. The special committee also recommended to our board of directors that based on the repurchase price and Class A and Class B exchange ratio and other material terms of the transaction, the transaction was advisable and in our best interests and fair to the holders of our Class A common stock.

**(13) Commitments and Contingencies**

We are subject to environmental laws and regulations in the normal course of business. We did not make any material expenditures during fiscal 2007, 2006 or 2005 in order to comply with environmental laws or regulations. Based on our experience to date, management believes that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

We are from time to time involved in various claims and legal actions arising in the ordinary course of business, including proceedings involving product liability claims, worker's compensation and other employee claims, and tort and other general liability claims, as well as trademark, copyright, patent infringement and related claims and legal actions. In the opinion of our management, the

**(13) Commitments and Contingencies (Continued)**

ultimate disposition of any currently pending claims or actions will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We have employment agreements with our executive officers. The agreements generally continue until terminated by the executive or by us, and provide for severance payments under certain circumstances. As of December 29, 2007, if all of our executive officers were to be terminated by us without cause (as defined) or as a result of the employees' disability, our severance liability, including salary continuation, continuation of health care and insurance benefits, present value of additional pension credits, and accelerated vesting under compensation plans, would have been approximately $4.0 million. As of December 29, 2007, if all of our executives were to be terminated or deemed terminated by us upon a change of control (as defined), our severance liability, including salary continuation, continuation of health care and insurance benefits, present value of additional pension credits, accelerated vesting under compensation plans, and potential excise tax liability and gross up payments, would have been approximately $6.4 million.

**(14) Incentive Plans**

*Annual Bonus Plan.* Annually, our board of directors establishes a bonus plan that provides for cash awards to be made to our executive officers and other senior managers upon our company's attainment of pre-set annual financial objectives. Awards are normally paid in cash in a lump sum following the close of each plan year.

*2004 Long-Term Incentive Plan.* In connection with our 2004 EIS offering, we adopted a long-term incentive plan (2004 LTIP) to strengthen the mutuality of interests between our executive officers and other senior management employees and the holders of our EISs. In February 2007, the compensation committee of our board of directors decided to postpone setting a participant pool and minimum per EIS distributable cash target under the 2004 LTIP for fiscal 2007 until it had time to reassess the 2004 LTIP and contemplate other long term incentive programs. On September 25, 2007, the compensation committee terminated the 2004 LTIP. No amounts were earned by participants under the 2004 LTIP from the date of its inception through the date of its termination and thus there was no expense related to the 2004 LTIP in fiscal 2007, 2006 or 2005.

*Special Bonus Awards.* On September 25, 2007, our compensation committee approved a special bonus pool designed to recognize the significant contributions of our executive officers and certain members of senior management to the successful completion of the *Cream of Wheat* acquisition and the Class A common stock offering. The size of the special bonus pool was based upon the expected attainment of certain cash flow based performance targets for fiscal 2007 and was to be adjusted upwards or downwards by the compensation committee based upon actual results for fiscal 2007. The formula used to determine the special one-time bonus pool was designed to approximate the formula previously used under the 2004 LTIP. Our general and administrative expenses for fiscal 2007 includes an accrual of $1.9 million for the payment of the special bonus awards. The special cash bonus awards will be paid in March 2008.

*New Long-Term Incentive Program.* The compensation committee is working with an outside consultant to structure a new long-term incentive compensation program for 2008 and beyond. It is anticipated that awards granted in 2008 by the compensation committee under any new long-term

### (14) Incentive Plans (Continued)

incentive program would be performance-based awards payable in Class A common stock. Any such awards would be subject to stockholder approval of an equity incentive plan at the 2008 annual meeting of stockholders.

### (15) Restructuring Charges

On July 1, 2005, we closed our New Iberia, Louisiana, manufacturing facility as part of our ongoing efforts to improve our production capacity utilization, productivity, and operating efficiencies and lower our overall costs. In fiscal 2006, we recorded a charge of $3.8 million to cost of goods sold. The charge associated with the plant closing included a cash charge for employee compensation and other costs of $0.8 million and a non-cash charge for the impairment of property, plant, equipment and inventory of $3.1 million.

### (16) Quarterly Financial Data (unaudited)

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Net sales | | | | |
| 2007 | $103,745 | $118,204 | $117,003 | $132,384 |
| 2006 | $ 92,980 | $105,265 | $101,854 | $111,207 |
| Gross profit | | | | |
| 2007 | $ 32,683 | $ 37,323 | $ 38,278 | $ 39,736 |
| 2006 | $ 27,866 | $ 28,403 | $ 29,353 | $ 28,631 |
| Net income available to common stockholders | | | | |
| 2007 | $ 4,074 | $ 3,737 | $ 4,846 | $ 5,168 |
| 2006 | $ 2,952 | $ 2,309 | $ 3,443 | $ 2,869 |
| Basic and diluted net income (loss) available to common stockholders per common share | | | | |
| 2007—Class A common stock | $ 0.20 | $ 0.17 | $ 0.13 | $ 0.14 |
| 2007—Class B common stock | $ (0.01) | $ (0.13) | N/A | N/A |
| 2006—Class A common stock | $ 0.16 | $ 0.14 | $ 0.18 | $ 0.16 |
| 2006—Class B common stock | $ (0.05) | $ (0.07) | $ (0.03) | $ (0.05) |
| Basic and diluted earnings distributed per common share | | | | |
| 2007—Class A common stock | $ 0.21 | $ 0.30 | $ 0.21 | $ 0.21 |
| 2006—Class A common stock | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.21 |

Earnings per share were computed individually for each of the periods presented; therefore, the sum of the earnings per share and distributed earnings amounts for the quarters may not equal the total for the year. During fiscal 2007, 2006 and 2005 our board of directors declared quarterly cash dividends of $0.212 per share ($0.848 per share per annum), on our Class A common stock. Since May 29, 2007, we no longer have any shares of Class B common stock issued or outstanding. In addition, no dividends on our Class B common stock were ever declared prior to such date. Therefore, for purposes of the earnings per share calculation, all distributed earnings are included in Class A common stock earnings per share.

Schedule II

## B&G FOODS, INC. AND SUBSIDIARIES

### Schedule of Valuation and Qualifying Accounts

### (Dollars in thousands)

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| | | Additions | | | |
| Description | Balance at beginning of period | Charged to costs and expenses | Charged to other accounts—describe | Deductions—describe | Balance at end of period |
| Year ended December 31, 2005: | | | | | |
| Allowance for doubtful accounts and discounts | $522 | $ 85 | — | $ 51[a] | $556 |
| Inventory reserve | $400 | $ 97[b] | — | $ — | $497 |
| Year ended December 30, 2006: | | | | | |
| Allowance for doubtful accounts and discounts | $556 | $(18) | — | $ (30)[a] | $568 |
| Inventory reserve | $497 | $ — | — | $(132)[b] | $365 |
| Year ended December 29, 2007: | | | | | |
| Allowance for doubtful accounts and discounts | $568 | $175 | — | $ (2)[a] | $745 |
| Inventory reserve | $365 | $ 75[b] | — | — | $440 |

(a) Represents bad-debt write-offs (recoveries).

(b) Represents net inventory write-offs.

**Item 9. Changes in and Disagreement With Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

**Evaluation of Disclosure Controls and Procedures.**

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended, our management, including our chief executive officer and our chief financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. As defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, disclosure controls and procedures are controls and other procedures that we use that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

**Management's Report on Internal Control Over Financial Reporting.**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework of Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective at December 29, 2007. The effectiveness of our internal control over financial reporting as of December 29, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8, "Financial Statements and Supplementary Data" of this report and incorporated by reference herein.

Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published consolidated financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Changes in Internal Control Over Financial Reporting.**

As required by Rule 13a-15(d) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the last quarter of fiscal 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our chief executive officer and our chief financial officer concluded that there has been no change during the last quarter of fiscal 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Inherent Limitations on Effectiveness of Controls.**

Our company's management, including the chief executive officer and chief financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

**Item 9B. Other Information.**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

With the exception of the information relating to our Code of Business Conduct and Ethics that is presented in Part I, Item 1 of this report under the heading "Available Information," the information required by this Item will appear in the sections entitled "Corporate Governance," "Proposal 1—Election of Directors," "Our Management," "Compliance with Section 16(a) of the Exchange Act" "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" included in our definitive proxy statement to be filed on or before April 28, 2008, relating to the 2008 annual meeting of stockholders, which information is incorporated herein by reference.

### Item 11. Executive Compensation.

The information required by this item will appear in the section entitled "Executive Compensation" and "Compensation Discussion and Analysis" included in our definitive proxy statement to be filed on or before April 28, 2008, relating to the 2008 annual meeting of stockholders, which information is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management.

As of December 29, 2007, we did not have any equity compensation plans. The remaining information required by this item will appear in the section entitled "Security Ownership of Certain Beneficial Owners and Management" included in our definitive proxy statement to be filed on or before April 28, 2008, relating to the 2008 annual meeting of stockholders, which information is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will appear in the section entitled "Certain Relationships and Related Transactions" and "Corporate Governance" included in our definitive proxy statement to be filed on or before April 28, 2008, relating to the 2008 annual meeting of stockholders, which information is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services.

The information required by this item will appear in the section entitled "Independent Registered Public Accounting Firm Fees" included in our definitive proxy statement to be filed on or before April 28, 2008, relating to the 2008 annual meeting of stockholders, which information is incorporated herein by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this report.

(1) *Consolidated Financial Statements:* The following consolidated financial statements are included in Part II, Item 8 of this report.



(2) *Financial Statement Schedule.* The following financial statement schedule is included in Part II, Item 8 of this report.



(3) *Exhibits.*

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 2.1 | Asset Purchase Agreement, dated as of December 22, 2005, between Mott's LLP and Bloch & Guggenheimer, Inc. (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8-K filed on December 29, 2005, and incorporated herein by reference) |
| 2.2 | Asset Purchase Agreement, dated as of January 22, 2007, among Heritage Acquisition Corp. (successor in interest to COWC Acquisition Corp.), B&G Foods, Inc. and Kraft Foods Global, Inc. (Filed as Exhibit 2.1 to B&G Foods' Current Report on Form 8-K filed on January 25, 2007, and incorporated herein by reference) |
| 3.1 | Amended and Restated Certificate of Incorporation of B&G Foods, Inc. (Filed as Exhibit 3.1 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |
| 3.2 | Amended and Restated Bylaws of B&G Foods, Inc. (Filed as Exhibit 3.1 to B&G Foods' Current Report on Form 8-K filed on May 25, 2007, and incorporated by reference herein) |
| 4.1 | Indenture, dated as of October 14, 2004, between B&G Foods, Inc., BGH Holdings, Inc., Bloch & Guggenheimer, Inc., Heritage Acquisition Corp., Maple Grove Farms of Vermont, Inc., Ortega Holdings Inc., Polaner, Inc., Trappey's Fine Foods, Inc., William Underwood Company and The Bank of New York, as trustee, relating to the 12.0% Senior Subordinated Notes due 2016. (Filed as Exhibit 4.1 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |
| 4.2 | Form of 12.0% Senior Subordinated Note due 2016 (included in Exhibit 4.1). |

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 4.3 | Indenture, dated as of October 14, 2004, between B&G Foods, Inc., BGH Holdings, Inc., Bloch & Guggenheimer, Inc., Heritage Acquisition Corp., Maple Grove Farms of Vermont, Inc., Ortega Holdings Inc., Polaner, Inc., Trappey's Fine Foods, Inc., William Underwood Company and The Bank of New York, as trustee, relating to the 8.0% Senior Notes due 2011. (Filed as Exhibit 4.3 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |
| 4.4 | Form of 8.0% Senior Note due 2011 (included in Exhibit 4.3). |
| 4.5 | Form of stock certificate for Class A common stock. (Filed as Exhibit 4.12 to Amendment No. 9 to Registration Statement on Form S-1 (file no. 333-112680) filed on October 7, 2004, and incorporated herein by reference) |
| 4.6 | Form of Global Enhanced Income Security certificate. (Filed as Exhibit 4.13 to Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-112680) filed on March 31, 2004, and incorporated herein by reference) |
| 10.1 | Amended and Restated Credit Agreement, dated as of February 23, 2007, between B&G Foods, Inc., as Borrower, the Several Lenders from time to time parties thereto, Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners, Credit Suisse Securities (USA) LLC, as Syndication Agent and Lehman Commercial Paper Inc., as Administrative Agent. (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8-K filed on February 28, 2007, and incorporated by reference herein) |
| 10.5 | Guarantee and Collateral Agreement, dated as of October 14, 2004, by B&G Foods, Inc. and certain of its subsidiaries in favor of Lehman Commercial Paper, Inc., as Administrative Agent. (Filed as Exhibit 10.2 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |
| 10.6 | First Amendment, dated as of January 10, 2006, to Guarantee and Collateral Agreement, by B&G Foods, Inc. and certain of its subsidiaries in favor of Lehman Commercial Paper, Inc., as Administrative Agent. (Filed as Exhibit 10.6 to B&G Foods' Annual Report on Form 10-K filed March 7, 2006, and incorporated by reference herein) |
| 10.7 | Agreement by and between Emeril's Food of Love Productions, L.L.C. and B&G Foods, Inc. dated June 9, 2000. (Filed with as Exhibit 10.13 to Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-112680) filed on May 3, 2004, and incorporated herein by reference) |
| 10.8 | Employment Agreement by and between David L. Wenner and B&G Foods, Inc. (Filed as Exhibit 10.14 to Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-112680) filed on May 3, 2004, and incorporated herein by reference) |
| 10.9 | First Amendment, dated October 13, 2004, to the Employment Agreement by and between David L. Wenner and B&G Foods, Inc. (Filed as Exhibit 10.4 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |
| 10.10 | Employment Agreement by and between Robert C. Cantwell and B&G Foods, Inc. (Filed as Exhibit 10.15 to Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-112680) filed on May 3, 2004, and incorporated herein by reference) |
| 10.11 | First Amendment, dated October 13, 2004, to the Employment Agreement by and between Robert C. Cantwell and B&G Foods, Inc. (Filed as Exhibit 10.5 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 10.12 | Employment Agreement by and between Albert J. Soricelli and B&G Foods, Inc. (Filed as Exhibit 10.17 to Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-112680) filed on May 3, 2004, and incorporated herein by reference) |
| 10.13 | First Amendment, dated October 13, 2004, to the Employment Agreement by and between Albert J. Soricelli and B&G Foods, Inc. (Filed as Exhibit 10.7 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |
| 10.14 | Employment Agreement by and between James H. Brown and B&G Foods, Inc. (Filed as Exhibit 10.18 to Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-112680) filed on May 3, 2004, and incorporated herein by reference) |
| 10.15 | First Amendment, dated October 13, 2004, to the Employment Agreement by and between James H. Brown and B&G Foods, Inc. (Filed as Exhibit 10.8 to B&G Foods' Current Report on Form 8-K filed on October 20, 2004, and incorporated by reference herein) |
| 10.16 | Employment Agreement, dated as of July 18, 2005, between B&G Foods, Inc. and Scott E. Lerner. (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8-K filed on July 19, 2005, and incorporated by reference herein) |
| 10.17 | Employment Agreement, dated as of March 6, 2007, between B&G Foods, Inc. and Vanessa E. Maskal. (Filed as Exhibit 10.18 to B&G Foods' Annual Report on Form 10-K filed on March 8, 2007, and incorporated by reference herein) |
| 12.1 | Computation of Ratio of Earnings to Fixed Charges. |
| 21.1 | Subsidiaries of B&G Foods, Inc. |
| 31.1 | Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Executive Officer. |
| 31.2 | Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Financial Officer. |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and Chief Financial Officer. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 6, 2008

B&G FOODS, INC.

By: /s/ ROBERT C. CANTWELL

Robert C. Cantwell
*Executive Vice President of Finance and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| NAME | TITLE | DATE |
|---|---|---|
| /s/ STEPHEN C. SHERRILL<br>Stephen C. Sherrill | Chairman of the Board of Directors | March 6, 2008 |
| /s/ DAVID L. WENNER<br>David L. Wenner | President, Chief Executive Officer and Director (Principal Executive Officer) | March 6, 2008 |
| /s/ ROBERT C. CANTWELL<br>Robert C. Cantwell | Executive Vice President of Finance, Chief Financial Officer and Director (Principal Financial and Accounting Officer) | March 6, 2008 |
| /s/ JAMES R. CHAMBERS<br>James R. Chambers | Director | March 6, 2008 |
| /s/ CYNTHIA T. JAMISON<br>Cynthia T. Jamison | Director | March 6, 2008 |
| /s/ DENNIS M. MULLEN<br>Dennis M. Mullen | Director | March 6, 2008 |
| /s/ ALFRED POE<br>Alfred Poe | Director | March 6, 2008 |

**Exhibit 31.1**

## CERTIFICATION BY CHIEF EXECUTIVE OFFICER

I, David L. Wenner, certify that:

1. I have reviewed this annual report on Form 10-K of B&G Foods, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2008

/s/ DAVID L. WENNER

David L. Wenner
*Chief Executive Officer*

**Exhibit 31.2**

## CERTIFICATION BY CHIEF FINANCIAL OFFICER

I, Robert C. Cantwell, certify that:

1. I have reviewed this annual report on Form 10-K of B&G Foods, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2008

/s/ ROBERT C. CANTWELL

Robert C. Cantwell
*Chief Financial Officer*

**Exhibit 32.1**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of B&G Foods, Inc. (the "Company") on Form 10-K for the period ended December 29, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David L. Wenner, Chief Executive Officer of the Company and I, Robert C. Cantwell, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID L. WENNER

David L. Wenner
*Chief Executive Officer*
March 6, 2008

/s/ ROBERT C. CANTWELL

Robert C. Cantwell
*Chief Financial Officer*
March 6, 2008

*A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.*

# Company Information

## Corporate Headquarters

B&G Foods, Inc.
Four Gatehall Drive, Suite 110
Parsippany, NJ 07054
Telephone: 973.401.6500
Website: www.bgfoods.com

## Board of Directors

Stephen C. Sherrill
*Chairman of the Board*
*Director since 1997*

David L. Wenner
*President and Chief Executive Officer*
*Director since 1997*

Robert C. Cantwell
*Executive Vice President of Finance and Chief Financial Officer*
*Director since 2005*

James R. Chambers
*Director since 2001*

Cynthia T. Jamison
*Director since 2004*

Dennis M. Mullen
*Director since 2006*

Alfred Poe
*Director since 1997*

## Executive Officers

David L. Wenner
*President and Chief Executive Officer*

Robert C. Cantwell
*Executive Vice President of Finance and Chief Financial Officer*

James H. Brown
*Executive Vice President of Manufacturing*

Vanessa E. Maskal
*Executive Vice President of Sales*

Albert J. Soricelli, Jr.
*Executive Vice President of Marketing and Strategic Planning*

Scott E. Lerner
*Executive Vice President, General Counsel and Secretary*

## Stock Exchange Listing

BGS LISTED NYSE

B&G Foods' Class A common stock is traded on the New York Stock Exchange under the ticker symbol BGS.

BGF LISTED NYSE

B&G Foods' Enhanced Income Securities (EISs), each representing one share of Class A common stock and $7.15 principal amount of 12% senior subordinated notes due 2016, are traded on the New York Stock Exchange under the ticker symbol BGF.

## Corporate News Releases and SEC Filings

Corporate news releases and SEC filings, including Forms 10-K, 10-Q and 8-K are available free of charge in the Investor Relations section of our website, www.bgfoods.com. If you do not have internet access, you may contact Integrated Corporate Relations at the address and telephone number listed below to request these materials.

## Investor Relations

Inquiries and requests regarding this annual report and other stockholder questions should be directed to:

Integrated Corporate Relations
450 Post Road East, Westport, CT 06880
Attn: Don Duffy or Amanda Mullin
Telephone: 866.211.8151

Please also visit the Investor Relations section of our website, www.bgfoods.com.

## Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015, Pittsburgh, PA 15252-8015
or
480 Washington Boulevard, Jersey City, NJ 07310-1900

Telephone: 877.296.3711
TDD for hearing impaired: 800.231.5469
Telephone (outside the U.S. or Canada): 201.680.6578
Website: www.bnymellon.com/shareowner/isd

## Independent Registered Public Accounting Firm

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

## Annual Meeting

The annual meeting of stockholders will be held on Tuesday, May 6, 2008, at 10:00 a.m., at the Hanover Marriott, 1401 Route 10 East, Whippany, NJ 07981.



END

B&G Foods, Inc.
4 Gatehall Drive · Suite 110 · Parsippany, NJ 07054
973 · 401 · 6500

www.BGFOODS.com